UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2019

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Management’s Discussion and Analysis of Financial Condition and Results of Operation	1
Unaudited Interim Consolidated Financial Statements as of and for the Six-Month Periods Ended June 30, 2018 and 2019	13

i

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion is based on, and should be read in conjunction with, our unaudited interim consolidated financial statements as of and for the six-month periods ended June 30, 2018 and 2019, included in this Form 6-K. Our unaudited interim consolidated financial statements are prepared in US dollars in accordance with IFRS.

This section contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth under “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2018, filed with the U.S. Securities and Exchange Commission on April 17, 2019 (our “2018 Form 20-F”).

Overview

We believe that we are one of Latin America’s largest forest plantation owners and one of the world’s largest producers of bleached and unbleached softwood kraft pulp, bleached hardwood kraft pulp and wood products in terms of production capacity. We have industrial operations in Chile, Argentina, Brazil, Mexico, the United States and Canada. We also have industrial operations in Uruguay through our 50% share in Montes del Plata and in Spain, Portugal, Germany and South Africa through our 50% share in Sonae Arauco. As of June 30, 2019, we had more than 1.0 million hectares of plantations in Chile, Argentina, Brazil and Uruguay combined.

During 2018 and the six-month period ended June 30, 2019, (i) we sold 3.7 million and 1.8 million metric tonnes of pulp, respectively, in the form of hardwood bleached pulp, softwood bleached pulp, softwood unbleached pulp and fluff pulp; (ii) we sold 8.2 million and 4.2 million cubic meters of wood products, respectively, including sawn timber (green and kiln-dried lumber), remanufactured wood products, plywood and fiberboard panels; and (iii) we harvested 22.3 million and 10.1 million cubic meters of sawlogs and pulplogs, respectively. In 2018 and the six-month period ended June 30, 2019, export sales constituted approximately 67.8% and 63.8% of our total revenue, respectively. During 2018, sales in Asia, South and Central America and North America accounted for 40.1%, 23.4% and 24.8% of our total revenue for such year, respectively.

As of June 30, 2019, our planted forests consisted of approximately 64.3% radiata, taeda and elliottii pine and approximately 33.4% eucalyptus. We seek to manage our forestry resources sustainably, in a way that ensures that the annual growth of our forests is equal to or greater than the volume of resources harvested each year. In 2018 and the six-month period ended June 30, 2019, we planted a total of 85,243 and 32,189 hectares, respectively, and harvested a total of 65,441 and 23,050 hectares, respectively, in Chile, Argentina, Brazil and Uruguay.

We operate our forestry business through three main divisions: pulp, wood products and forestry products. During 2018 and the six-month period ended June 30, 2019, (i) our pulp revenues were US$2,955 million and US$1,227 million, respectively, representing 49.6% and 44.8% of our total revenue for such respective periods; (ii) our wood products revenues were US$2,762 million and US$1,424 million, respectively, representing 46.4% and 52.0% of our total revenue for such respective periods and (iii) our forestry products revenues (from sales to third parties) were US$107.4 million and US$61.1 million, respectively, representing 1.8% and 2.2% of our total revenue for such respective periods.

Factors Affecting Our Results of Operations

Our results of operations are affected by numerous factors. Our profitability is highly sensitive to changes in sales volumes and prices, one of the primary drivers of which is demand in our principal export markets. Demand levels are highly dependent on cyclical and structural changes in the world economy, changes in industry capacity, output levels and customer inventory levels. As with many commodities, pulp is subject to significant cyclical price fluctuations determined by global supply and demand, and, accordingly, our results of operations are subject to cyclical fluctuations. Prices for wood products and forestry products also fluctuate significantly. Although prices tend to have the most significant effect on our results of operations, sales volume and product mix, production costs and exchange rate fluctuations also can have a substantial impact on our results of operations.

Because many of these factors are beyond our control, and certain of these factors have historically been volatile, our past performance is not necessarily indicative of our future performance which is difficult to predict with any degree of certainty.

Exchange Rate Fluctuations

We generally price our exports in US dollars, whereas our domestic sales in Chile are priced in Chilean pesos except for pulp sales, which are priced in US dollars; domestic sales in Brazil are priced in Brazilian reals; domestic sales in Argentina are priced in Argentine pesos except for pulp sales, which are priced in US dollars; domestic sales in Mexico are priced in Mexican pesos and domestic sales in the US and Canada are priced in US dollars. To the extent that the Chilean peso depreciates against the US dollar, our domestic revenues may be adversely affected when expressed in US dollars. The same effects may occur for our domestic sales in Argentina, Brazil and Mexico for products sold in Argentine pesos, Brazilian reals and Mexican pesos, respectively.

The Chilean peso has been subject to devaluation in the past and could be subject to significant fluctuations in the future. During 2018, the value of the Chilean peso relative to the US dollar decreased by 14.0% in nominal terms. During the six-month period ended June 30, 2019, the value of the Chilean peso relative to the US dollar decreased 2.2% in nominal terms. The observed exchange rate on June 30, 2019, as published in the Official Gazette on July 1, 2019, was Ch$679.15 to US$1.00. For information regarding historical rates of exchange in Chile from January 1, 2012, see “Item 3. Key Information—Exchange Rates” in our 2018 Form 20-F.

The effect of exchange rate fluctuations is partially offset by the fact that certain of our operating expenses are denominated in US dollars (such as our freight costs, chemicals, spare parts, and others, as well as our selling expenses in the form of commissions paid to our sales agents abroad) and a significant part of our indebtedness is denominated in US dollars. As of June 30, 2019, our US dollar-denominated indebtedness was US$5.7 billion. In addition, as the US dollar appreciates against the legal currency in any of our export markets, we must from time to time price our sales in the legal currency of the relevant jurisdiction to compete effectively.

Exchange rate fluctuations (as well as other economic, political and regulatory developments) in the Chilean, Argentine, Brazilian, Uruguayan, Canadian and Mexican economies may impair our ability to execute our business plan, including with respect to pricing. For additional discussion regarding the risks we face in each of the aforementioned markets, see “Item 3. Key Information—Risk Factors—Risks Relating to Chile,” “—Risks Relating to Argentina,” “—Risks Relating to Brazil,” “—Risks Relating to Uruguay” and “—Risks Relating to the United States and Canada” in our 2018 Form 20-F.

Prices for our Products

Price volatility in our markets is a principal factor affecting our results of operation. The prices for each of our pulp, wood products and forestry products depend on conditions in the markets in which they are sold. While prices are generally similar for a given product on a global basis, regionalized market conditions affect prices in markets such as Asia, Europe and the United States.

The following table presents average unit prices of our main products for the periods indicated (based on internally collected data).

	Year ended December 31,						Six months ended June 30,
Product	2016		2017		2018		2018		2019
Pulp(1)
Bleached pulp	US$	549.5	US$	619.7	US$	795.6	US$	797.0	US$	683.5
Unbleached pulp		592.4		659.0		846.7		848.6		730.9
Wood Products(2)
Fiberboard panels		322.6		337.7		318.9		326.4		318.3
Plywood		402.4		420.5		480.7		477.7		448.0
Sawn timber		246.8		258.5		272.7		272.1		259.7
Remanufactured wood products		556.1		582.8		577.1		571.3		595.6
Forestry Products(2)
Logs		35.3		32.7		28.3		29.5		26.6

(1)	Prices are shown in US dollars per tonne. Each category of product contains different grades and types and the shipping terms vary with the product and customer.
(2)

Prices are shown in US dollars per cubic meters. We generally quote our prices in US dollars for export sales and in Chilean pesos, Argentine pesos, Brazilian reals, or Mexican pesos, as applicable, for domestic sales.

Pulp Prices

Overview

Historically, world pulp prices have been subject to significant fluctuations over relatively short periods of time. Pulp prices mainly depend on worldwide demand, world production capacity, worldwide pulp and paper inventory levels and availability of substitutes, and in general terms, are directly related to global economic growth. All of these factors are beyond our control. See “Item 3. Risk Factors—Risks Relating to Us and the Forestry Industry— Fluctuations in market price for our products could adversely affect our financial condition, results of operations and cash flows” in our 2018 Form 20-F.

Prices for bleached grades of hardwood pulp, including eucalyptus, generally follow the same cyclical pattern as prices for NBSK (as defined below), which is the benchmark for bleached softwood kraft pulp. However, the latter historically has had higher prices mainly due to lower global supply. Moreover, during the last five years, the majority of the added global pulp production capacity has been dedicated to the production of hardwood pulp, particularly eucalyptus pulp.

Prices for unbleached softwood market pulp also follow cyclical patterns related to worldwide demand, stock levels and supply. Based on information published by Hawkins Wright Ltd., unbleached softwood market pulp represents approximately 3.6% of the total wood pulp market. The majority of such pulp is sold in Asia, and its price does not necessarily follow the cycle of prices for Norscan bleached softwood kraft market pulp (pulp produced in North American, Nordic and Central European countries and sold to manufacturers of paper products delivered in Northern Europe, or “NBSK”) or bleached hardwood kraft pulp (pulp made from eucalyptus or birch which is sold in Europe and is the benchmark for Bleached Eucalyptus Kraft Pulp, or “BEKP”). In 2015, a new pulp mill entered the short fiber pulp market with an annual production capacity of 1.3 million tonnes. During the first half of 2015 the short fiber market remained stable, with a peak price of US$811.2 per tonne in October 2015. Following the October 2015 peak, BEKP prices began to decrease as a result of the global economic downturn and lower demand in the Chinese market as a result of the devaluation of the Yuan, ending the year at a price of US$788.9 per tonne. Expectations of new supply during 2016 and especially in 2017 continued to pressure prices down, reaching their lowest level for 2016 in December 2016, at US$652.58 per tonne. A new pulp mill located in Indonesia began its ramp-up in November 2016. With an annual capacity of 2.8 million tonnes, it is currently one of the largest pulp mills worldwide. Throughout 2015 and the first half of 2016, NBSK prices followed a downward trend, reaching US$789.2 per tonne at the end of April 2016. For the remainder of the year, prices slightly recovered and stabilized, finishing the year at US$808.83 per tonne.

During 2017, average prices of BEKP and NBSK followed an upward trend, with NBSK reaching US$999.63 per tonne at the end of the year, the highest level since 2011. BEKP prices increased significantly during 2017 reaching US$979.31 at the end of the year (the rise in this type of fiber has reduced the gap between both fibers). Prices increased mainly because the actual capacity of the mill located in Indonesia was lower than the expected capacity for the next three to four years and the lower production of other existing mills due to operational problems. Average prices of Norscan bleached softwood kraft market pulp sold in China (“NBSK (China)”) and bleached hardwood kraft pulp sold in China (“BEKP (China)”) also increased in 2017 reaching US$886.35 per tonne and US$768.57 per tonne, respectively, at the end of 2017. Demand had a steady rise during 2017, which also drove prices to reach higher levels.

During 2018, average prices of NBSK, BEKP, NBSK (China) and BEKP (China) followed an upward trend, slightly decreasing in the last part of the year, with NBSK, BEKP, NBSK (China) and BEKP (China) reaching US$1,200.02 per tonne, US$1,025.73 per tonne, US$723.07 per tonne and US$652.51 per tonne, respectively. The positive trend during most of the year was mainly due to strong demand and stable capacity levels, while the slight decrease at the end of 2018 was mainly driven by trade tensions between China and the United States. Inventory levels increased in 2018, with inventories held by pulp producers and consumers reaching approximately 7.4 million tonnes and 3.5 million tonnes, respectively, in December 2018, compared to 5.5 million tonnes and 4.2 million tonnes, respectively, in December 2017.

During the six-month period ended June 30, 2019, average prices of NBSK, BEKP, NBSK (China) and BEKP (China) declined to US$1,000.31 per tonne, US$902.24 per tonne, US$593.97 per tonne and US$547.55 per tonne, respectively, due to a decrease at the end of June. This decrease in average prices was primarily due to escalating trade tensions between the

United States and China, which generated lower paper demand and historically high inventory levels, which, in turn, resulted in lower pulp demand. Inventories held by pulp producers and consumers reached approximately 8.1 million tonnes and 3.0 million tonnes, respectively, in June 3019. With respect to production capacity, no new capacity entered the market during this period, and no events that could limit the total production capacity occurred.

Prices of NBSK

The following table sets forth the prices for NBSK as of the dates indicated, as well as the variation with respect to the previous period, as listed on the NBSK index for the periods indicated:

As of	Price	Change
	(US$)%
December 31, 2016	808.83	0.7
December 31, 2017	999.63	23.6
December 31, 2018	1,200.02	20.0
June 30, 2019	1,000.31	(16.6)

Source: RISI

Prices of BEKP

The following table sets forth the prices for BEKP as of the dates indicated, as well as the variation with respect to the previous period, as listed on the BEKP index for the periods indicated:

As of	Price	Change
	(US$)%
December 31, 2016	652.58	(17.3)
December 31, 2017	979.31	50.1
December 31, 2018	1,025.73	4.7
June 30, 2019	902.24	(12.4)

Source: RISI

Prices of NBSK (China)

The following table sets forth the prices for NBSK (China) as of the dates indicated, as well as the variation with respect to the previous period, as listed on the NBSK (China) index for the periods indicated:

As of	Price	Change
	(US$)%
December 31, 2016	607.32	1.1
December 31, 2017	886.35	45.9
December 31, 2018	723.07	(18.4)
June 30, 2019	593.97	(17.9)

Source: RISI

Prices of BEKP(China)

The following table sets forth the prices for BEKP(China) as of the dates indicated, as well as the variation with respect to the previous period, as listed on the BEKP(China) index for the periods indicated:

As of	Price	Change
	(US$)%
December 31, 2016	528.06	(9.7)
December 31, 2017	768.57	45.5
December 31, 2018	652.51	(15.1)
June 30, 2019	547.55	(16.1)

Source: RISI

Prices of UKP

The following table sets forth the market price of UKP (long fiber raw pulp) as of the dates indicated, as well as the variation with respect to the previous period:

As of	Price	Change
	(US$)%
December 31, 2016	573.82	(4.6)
December 31, 2017	768.03	33.8
December 31, 2018	853.77	11.2
June 30, 2019	675.33	(20.9)

Source: Internally collected data

Wood Products Prices

During 2016, average prices for our fiberboard panels and sawn timber (which for 2016 includes plywood and remanufactured products) declined 0.7% and 2.7% respectively, in each case compared to 2015. Sales volumes decreased compared to 2015, with fiberboard panels sales volume dropping 3.3% and sawn timber sales volume (which for 2016 includes plywood and remanufactured products) dropping 4.6% in 2016. Argentine markets continued to be pressured during 2016, and opportunities to export to other countries were limited. Brazilian markets followed a similar trend, although there were higher export opportunities, where the depreciation of their local currency against the US dollar made costs more competitive. These export opportunities were mainly to North America, where higher supply volumes entered the market, partially offset by healthy demand throughout the year. Our new commercial sales office in the Middle East also enabled us to reach new customers in 2016 and increase our presence in those markets.

During 2017, average prices for our wood products division increased 5.1% compared to 2016. The fiberboard panels market increased in average prices and sales volume by 4.7% and 2.4%, respectively, in 2017 compared to 2016. Our sawn timber average prices increased 4.7% in 2017 compared to 2016, partially offset by a decrease of 5.3% in sales volume. North American market demand improved in 2017 fueled by the construction and retail sectors. The Brazilian market has been recovering slowly after the economic and political crisis. The Argentine market improved in sales volume in 2017. Despite the new medium-density fiberboard (“MDF”) mills in Brazil and Mexico that increased competition, we were able to maintain and increase prices in those markets. With the acquisition of the assets of Masisa in Brazil, we expect to consolidate our position in the market.

During 2018, average prices of our wood products decreased 1.7% compared to 2017. In 2018, average prices for our fiberboard panels decreased 5.6% while sales volumes increased 11.2%, in each case compared to 2017. The downward trend in average prices was explained by an oversupply mainly from Brazil, Chile, the United States and Asia and seasonality in the northern hemisphere. Average prices for our sawn timber increased 5.5% in 2018, partially offset by a 2.9% decrease in sales volume, which was mainly explained by lower demand from China, which in turn was related to the uncertainty surrounding the trade tensions between China and the United States.

During the six-month period ended June 30, 2019, average prices for our wood products decreased 3.5%, and sales volume increased by 3.3%, in each case compared to the same period in 2018. Average prices for our fiberboard panels and sawn timber decreased 2.5% and 4.6%, respectively, during the six-month period ended June 30, 2019 compared to the same period in 2018. The decrease in prices in both fiberboard panels and sawn timber was primarily due to an oversupply from Brazil, Chile, the United States and Asia and lower demand from China, respectively. The downward trend seen in the six-month period ended June 30, 2019 was primarily attributable to escalating trade tensions between China and the United States.

Results of Operations

The following table provides a breakdown of our results of operations and sales volumes for the periods indicated. Both the table and the discussion that follows are based on and should be read in conjunction with our audited consolidated financial statements, including the notes thereto, as of and for the years ended December 31, 2016, 2017 and 2018 and our unaudited consolidated interim financial statements as of June 30, 2019 and for the six-month periods ended June 30, 2018 and 2019. Our audited and unaudited consolidated financial statements are prepared in US dollars and in accordance with IFRS.

	For the year ended December 31,									For the six-month period ended June 30,
	2016			2017			2018			2018			2019
	Millions of US$	%	Volume	Millions of US$	%	Volume	Millions of US$	%	Volume	Millions of US$	%	Volume	Millions of US$	%	Volume
Revenue:
Pulp(1)
Bleached	1,780.6	37.4	3,240.8	2,062.4	39.4	3,327.8	2,536.9	42.6	3,188.6	1,289.1	42.6	1,617.5	1,066.4	38.9	1,560.4
Unbleached	260.5	5.5	439.7	293.3	5.6	445.1	418.4	7.0	494.2	213.1	7.0	251.1	160.8	5.9	220,0

Total pulp	2,041.1	42.9	3,680.4	2,355.7	45.0	3,772.9	2,955.3	49.6	3,682.7	1,502.2	49.7	1,868.6	1,227.2	44.8	1,780.4
Wood Products (2)
Fiberboard panels	1,533.6	32.2	4,753.9	1,643.3	31.4	4,866.2	1,725.1	29.0	5,410.0	866.5	28.7	2,654.5	897.7	32.8	2,820.2
Plywood	226.9	4.8	563.9	238.2	4.5	566.5	255.5	4.3	531.6	132.5	4.4	277.3	102.6	3.7	229.0
Sawn timber	479.8	10.1	1,943.8	476.1	9.1	1,841.6	487.7	8.2	1,788.4	240.0	7.9	882.1	236.7	8.6	911.6
Remanufactured wood	245.5	5.2	441.4	259.3	5.0	445.0	252.6	4.2	437.7	128.0	4.2	224.1	125.0	4.6	209.9

Total wood products	2,485.8	52.2	7,703.2	2,616.9	50.0	7,719.3	2,721.0	45.7	8,167.8	1,367.1	45.2	4,038.1	1,362.0	49.7	4,170.8
Forestry(2)
Logs (net)	63.1	1.3	1,787.5	72.6	1.4	2,223.7	71.9	1.2	2,540.0	37.7	1.2	1,276.0	42.1	1.5	1,585.2
Chips	20.8	0.4	366.2	25.2	0.5	443.4	31.4	0.5	546.0	18.5	0.6	249.1	17.9	0.7	210.1
Other	6.1	0.1	7.8	8.2	0.1	5.2	4.1	0.1	0.1	1.9	0.1	0.1	1.1	0.0	0.4

Total forestry	90.0	1.9	2,161.4	106.0	2.0	2,672.3	107.4	1.8	3,086.1	58.1	1.9	1,525.2	61.1	2.2	1,795.7
Energy	103.4	2.2	—	93.8	1.8	—	86.7	1.5	—	53.5	1.8	—	30.8	—	—
Other	41.1	0.9	—	65.9	1.2	—	84.4	1.4	—	43.2	1.4	—	58.6	—	—

Total revenue	4,761.4	100.0		5,238.3	100		5,954.8	100		3,024.0	100		2,739.8	100
Cost of sales:
Timber	(736.4)	—	—	(725.1)	—	—	(691.1)	—	—	(355.8)	—	—	(395.5)	—	—
Forestry labor costs	(600.3)	—	—	(631.3)	—	—	(672.2)	—	—	(332.0)	—	—	(280.5)	—	—
Maintenance costs	(313.5)	—	—	(262.8)	—	—	(280.7)	—	—	(130.6)	—	—	(139.4)	—	—
Chemical costs	(479.3)	—	—	(517.5)	—	—	(560.2)	—	—	(276.2)	—	—	(278.8)	—	—
Depreciation	(378.0)	—	—	(389.8)	—	—	(377.6)	—	—	(192.3)	—	—	(234.6)	—	—
Other costs of sales	(991.4)	—	—	(1,048.0)	—	—	(1,140.9)	—	—	(571.1)	—	—	(577.1)	—	—

Total cost of sales	(3,498.9)	—	—	(3,574.5)			(3,722.7)			(1,858.1)			(1,905.9)
Gross profit	1,262.5	26.5	—	1,663.8	31.8		2,232.1	37.5		1,165.9	38.6		833.9	30.4
Other income	257.9	—	—	111.5	—	—	124.3	—	—	66.5	—	—	132.0	—	—
Distribution costs	(496.5)	—	—	(523.3)	—	—	(556.8)	—	—	(267.7)	—	—	(288.2)	—	—
Administrative expenses	(474.5)	—	—	(521.3)	—	—	(561.3)	—	—	(282.5)	—	—	(287.5)	—	—
Other expenses	(77.4)	—	—	(240.1)			(95.9)			(33.6)			(50.0)
Other income (loss)	—	—	—	—	—	—	14.2	—	—		—	—		—	—
Finance income	29.7	—	—	19.6	—	—	20.9	—	—	7.3	—	—	14.8	—	—
Finance costs	(258.5)	—	—	(287.9)	—	—	(214.8)	—	—	(103.1)	—	—	(126.9)	—	—
Share of profit (loss) of associates and joint ventures accounted for using equity method	23.9	—	—	17.0	—	—	17.2	—	—	24.0	—	—	9.7	—	—
Exchange rate differences	(3.9)	—	—	0.1	—	—	(26.5)	—	—	(16.2)	—	—	(7.2)	—	—

Profit before income tax	263.2	—	—	239.4	—	—	953.5	—	—	560.6	—	—	230.5	—	—
Income tax	(45.6)	—	—	31.0	—	—	(226.8)	—	—	(124.7)	—	—	(47.0)	—	—

Net profit	217.6	—	—	270.4	—	—	726.8	—	—	435.9	—	—	183.5	—	—

(1)

Volumes measured in thousands of tonnes. It does not include subproduct sales (i.e. energy and chemicals) which are presented in the pulp reportable segment in Note 25 to our unaudited interim consolidated financial statements.

(2)

Volumes measured in thousands of cubic meters. It does not include subproduct sales (i.e. energy and chemicals) which are presented in the wood products reportable segment in Note 25 to our unaudited interim consolidated financial statements.

Six-Month Period Ended June 30, 2018 Compared to Six-Month Period Ended June 30, 2019

Revenue

Our revenue decreased 9.4% in the six-month period ended June 30, 2019, from US$3,024.0 million for the six-month period ended June 30, 2018 to US$2,739.8 million for the same period in 2019, primarily as a result of a decrease of 18.3%, or US$275.0 million, in revenue from pulp and 0.4%, or US$5.1 million, in revenue from wood products, which was partially offset by an increase of 5.2%, or US$3.0 million, in revenue from forestry products.

Pulp

Revenue from sales of bleached and unbleached pulp decreased 18.3% in the six-month period ended June 30, 2019, from US$1,502.2 million in the six-month period ended June 30, 2018 to US$1,227.2 million in the same period of 2019. This decrease was primarily attributable to a decrease in average pulp prices and sales volume of 14.3% and 4.7%, respectively, in the six-month period ended June 30, 2019. Revenue from bleached pulp decreased 17.3% in the six-month period ended June 30, 2019, from US$1,289.1 million in the six-month period ended June 30, 2018 to US$1,066.4 million in the same period of 2019, mainly due to a decrease of 14.2% and 3.5% in average prices and sales volume in the six-month period ended June 30, 2019, respectively. Revenue from unbleached pulp decreased 24.5% in the six-month period ended June 30, 2019, from US$213.1 million in the six-month period ended June 30, 2018 to US$160.8 million in the same period of 2019, mainly due to a decrease of 13.9% and 12.4% in average prices and sales volume in the six-month period ended June 30, 2019, respectively.

Pulp prices (for both NBSK and BEKP indexes) reached historically high levels in the first half of 2018 and decreased at the end of 2018 and through the first half of 2019. During the six-month period ended June 30, 2019, NBSK and BEKP indexes average prices were US$1,000.31 and US$902.24 per tonne, respectively, compared to US$1,199.99 and US$1,050.00 per tonne, respectively in the same period in 2018. This decrease in average prices was primarily attributable to escalating trade tensions between the United States and China in 2019, which affected paper and packaging demand and production, which in turn negatively affected pulp demand primarily from China, exerting significant downward pressure on pulp prices and sales volumes. As a result of this decrease in pulp demand, pulp inventories increased at ports and competitors’ warehouses, further intensifying the decrease in pulp prices in the six-month period ended June 30, 2019.

Wood Products

Revenue from wood products decreased 0.37% in the six-month period ended June 30, 2019, from US$1,367.1 million during the six-month period ended June 30, 2018 to US$1,362.0 million during the same period in 2019. This slight decrease was primarily attributable to a 22.5% decrease in revenue from plywood, offset by a 3.6% increase in revenue from fiberboard panels.

Revenue from fiberboard panels increased 3.6% in the six-month period ended June 30, 2019, from US$866.5 million in the six-month period ended June 30, 2018 to US$897.7 million during the same period in 2019. This increase was primarily attributable to a 6.2% increase in sales volume, partially offset by a 2.5% decrease in average prices. Sales volume of particleboard (“PBO”) increased 13.3% in the six-month period ended June 30, 2019 compared to the same period in 2018, primarily as a result of (i) the acquisition of our Mexican subsidiaries in January 2019 that increased our sales and (ii) higher demand in the US and Canada. Medium-density fiberboard (“MDF”) sales volume remained stable in the six-month period ended June 30, 2019, increasing only 0.6% in such period compared to the same period in 2018. Prices of MDF and PBO decreased 2.0% and 1.1% in the six-month period ended June 30, 2019, respectively, mainly attributable to Latin American demand being affected by slow economies, particularly in Brazil and Argentina. In addition, MDF oversupply from Brazil was exported to some Latin American countries, which resulted in downward pressure on MDF prices. MDF demand in North America remained stable.

Revenue from plywood decreased 22.6% in the six-month period ended June 30, 2019, from US$132.5 million in the six-month period ended June 30, 2018 to US$102.6 million during the same period in 2019. This decrease was primarily attributable to a decrease of 17.4% and 6.2% in sales volume and average prices in the six-month period ended June 30, 2019. This decrease in plywood average prices was primarily driven by a combination of lower demand and oversupply particularly from Brazil, Chile and China.

Revenue from sawn timber decreased 1.4% in the six-month period ended June 30, 2019, from US$240.0 million in the six-month period ended June 30, 2018 to US$236.7 million during the same period in 2019. This decrease was primarily attributable to a 4.6% decrease in average prices, partially offset by a 3.3% increase in sales volume in the six-month period ended June 30, 2019. The decrease in average prices of sawn timber was mainly attributable to oversupply from Brazil, Europe and Canada.

Revenue from remanufactured wood products decreased 2.3% in the six-month period ended June 30, 2019, from US$128.0 million in the six-month period ended June 30, 2018 to US$125 million during the same period in 2019. This decrease was primarily attributable to a 6.3% decrease in sales volume, partially offset by a 4.2% increase in average prices primarily attributable to lower supply and healthy demand from the United States.

Forestry Products

Revenue from forestry products increased 5.2% in the six-month period ended June 30, 2019, from US$58.1 million during the six-month period ended June 30, 2018 to US$61.1 million during the same period in 2019. This increase was primarily attributable to an increase of 53.7% and 5.5% in revenue from pulplogs and sawlogs, respectively, as a result of higher sales volume.

Other

Revenue from other sources, consisting primarily of sales of energy and chemicals, decreased 7.6% in the six-month period ended June 30, 2019, from US$96.7 million in the six-month period ended June 30, 2018 to US$89.4 million for the same period in 2019. This decrease was primarily attributable to a 42.5% decrease, or US$22.7 million, in revenue from the sale of energy, due to lower third parties sales. This decrease in revenues from the sale of energy was partially offset by a 46.5% increase, or US$11.2 million, in revenues from sales of chemicals.

Cost of Sales

The following table shows the breakdown of our cost of sales for the six-month periods ended June 30, 2018 and 2019.

	For the six–month period ended June 30, (unaudited)
	2018	2019	2018/2019
	(in thousands of US dollars)		% change
Timber	355,838	395,485	11.1
Forestry labor costs	332,029	280,481	(15.5)
Depreciation and amortization	192,343	198,138	3.0
Depreciation for the right of use	—	36,470	—
Maintenance costs	130,622	139,417	6.7
Chemical costs	276,166	278,775	0.9
Sawmill services	77,309	76,268	(1.3)
Other raw materials	109,720	105,251	(4.1)
Indirect costs	90,980	81,265	(10.7)
Energy and fuel	97,225	105,743	8.8
Cost of electricity	20,923	18,258	(12.7)
Wages and salaries	174,907	190,320	8.8

Total	1,858,062	1,905,871	2.6

Cost of sales increased 2.6% in the six-month period ended June 30, 2019, from US$1,858.0 million for the six-month period ended June 30, 2018 to US$1,905.9 million for the same period of 2019. This increase was primarily as a result of (i) an 11.1% increase, or US$39.7 million, in timber cost, mainly due to a higher timber purchase volume and the ramp-up of our Grayling mill in the United States; and (ii) an increase of US$36.5 million in depreciation for the right of use pursuant to operational leases with a term exceeding 12 months (which we now register as assets, in accordance with IFRS 16 which became effective on January 1, 2019). These increases were offset by a 15.5%, or US$51.5 million, decrease in forestry labor costs in the six-month period ended June 30, 2019 compared to the same period in 2018, primarily attributable to lower sales volume.

Gross Profit

Our gross profit decreased from US$1,165.9 million for the six-month period ended June 30, 2018 to US$833.9 for the same period in 2019, primarily attributable to a 9.4% decrease in our revenue, mainly explained by the decrease in pulp revenue described above. As a percent of total revenues, our gross profit decreased from 38.6% for the six-month period ended June 30, 2018 to 30.4% for the same period in 2019, primarily attributable to lower revenues.

Other Income

Other income increased 98.5% in the six-month period ended June 30, 2019, from US$66.5 million in the six-month period ended June 30, 2018 to US$132.0 million in the same period in 2019. This increase was primarily attributable to an increase of US$40.8 million in gain on sales of associates due to our sale of shares of Puertos y Logística S.A. in April 2019 and an increase of 43.3%, or US$22.5 million, in gain of change in fair value of biological assets.

Distribution Costs

Distribution costs increased 7.7% in the six-month period ended June 30, 2019, from US$267.7 million in the six-month period ended June 30, 2018 to US$288.1 million in the same period in 2019, primarily as a result of a 17.4%, or US$34.6 million, increase in freight costs, mainly driven by higher freight rates.

The following table shows the breakdown of our distribution costs for the six-month periods ended June 30, 2018 and 2019.

	For the six–month period ended June 30, (unaudited)
	2018	2019	2018/2019
	(in thousands of US dollars)		% change
Selling costs	15,805	20,074	27.0
Commissions	7,627	6,593	(13.6)
Insurance	2,185	2,242	2.6
Provision for doubtful accounts receivable	10	652	6,420.0
Other selling costs	5,983	10,587	77.0
Shipping and freight costs	251,900	268,104	6.4
Port services	13,859	16,321	17.8
Freights	199,277	233,873	17.4
Other shipping and freight costs	38,764	17,910	(53.8)

Total	267,705	288,178	7.7

Administrative Expenses

Administrative expenses increased 1.8% in the six-month period ended June 30, 2019, from US$282.5 million in the six-month period ended June 30, 2018 to US$287.5 million in the same period in 2019, primarily as a result of a 96.7%, or US$5.6 million, increase in marketing and advertising, and a 28.5%, or US$4.4 million, increase in computer licensing expenses.

The following table shows the breakdown of our administrative expenses for the six-month periods ended June 30, 2018 and 2019.

	For the six-month period ended June 30, (unaudited)
	2018	2019	2018/2019
	(in thousands of US dollars)		% change
Wage and salaries	122,467	121,977	(0.4)
Marketing, advertising, promotion and publicity expenses	5,750	11,311	96.7
Insurance	7,437	9,552	28.4
Depreciation and amortization	13,703	13,762	0.4
Depreciation for the right of use	—	3,287
Computer services	15,302	19,668	28.5
Lease rentals (offices, warehouses and machinery)	7,262	4,575	(37.0)
Donations, contributions, scholarships	5,814	5,911	1.7
Fees (legal and technical advisories)	26,888	23,352	(13.2)
Property taxes, patents and municipality rights	9,884	8,979	(9.2)
Other administrative expenses	67,960	65,130	(4.2)

Total	282,467	287,504	1.8

Other Expenses

Other expenses increased 48.8% in the six-month period ended June 30, 2019, from US$33.6 million in the six-month period ended June 30, 2018 to US$50.0 million for the same period in 2019, primarily as a result of an increase in our provision for forestry losses due to fire, from US$0.6 million in the six-month period ended June 30, 2018 to US$6.2 million in the same period of 2019.

Finance Costs

Finance costs increased 23.1% in the six-month period ended June 30, 2019, from US$103.1 million in the six-month period ended June 30, 2018 to US$126.9 million in the same period in 2019, primarily as a result of a US$8.5 million increase in our bond interest expense associated with our international bond issuance in April 2019 and a US$6.4 million increase in leasing interest expense (due to interest costs relating to leases, which we now register as lease liabilities in accordance with IFRS 16 that became effective on January 1, 2019).

Exchange Rate Differences

We recorded a 55.6% decrease in exchange rate difference in the six-month period ended June 30, 2019, from a loss of US$16.2 million for the six-month period ended June 30, 2018 to a loss of US$7.2 million for the same period in 2019, primarily as a result of the depreciation of the average Argentine peso against the US dollar of approximately 90.0% and a depreciation of approximately 10.4% of the average Chilean peso against the US dollar, both of which had the effect of reducing the amount of our Argentine and Chilean peso-denominated cash and cash equivalents when converted to US dollars.

Income Tax

We recorded an income tax expense of US$47.0 million in the six-month period ended June 30, 2019, which represented a decrease of 62.3% compared to US$124.7 million in income tax expense for the six-month period ended June 30, 2018, primarily as a result of lower profit before tax in the six-month period ended June 30, 2019.

Liquidity and Capital Resources

Our primary sources of liquidity are funds from operations, domestic and international borrowings from commercial and investment banks and debt offerings in the domestic and international capital markets.

We also have access to two committed credit facility lines aggregating approximately US$318.5 million. The first line has an available amount of UF 2,885,000, or approximately US$118.5 million, based on the exchange rates as of June 30, 2019 and is scheduled to expire on January 29, 2020. The second line has a maximum available amount of US$200.0 million and is scheduled to expire on March 27, 2020. To date, we have not utilized either of these credit facilities.

Cash Flow from Operating Activities

Our net cash flow provided by operating activities decreased 72.6% in the six-month period ended June 30, 2019, from US$481.9 million in the six-month period ended June 30, 2018 to US$132.0 million in the same period in 2019, primarily as a result of a US$203.2 million increase in income tax paid in 2019, associated to higher profit before tax in 2018, which is the base for the annual income tax paid in April, 2019.

Cash Flow Used in Investing Activities

Our net cash used in investing activities increased 64.6% in the six-month period ended June 30, 2019, from US$376.2 million for the six-month period ended June 30, 2018 to US$619.2 million for the same period in 2019, primarily due to a 78.0% increase, or US$194.5 million, in purchase of property, plant and equipment associated to the MAPA Project. Additionally, cash flow used in investing activities was affected by our acquisition of the Mexican subsidiaries for US$160.0 million in January 2019. This increase in cash used in investing activities was partially offset by the cash inflow from the sale of our shares of Puertos y Logística S.A. for US$102.1 million in April 2019.

Cash Flow from Financing Activities

Our net cash from financing activities increased 746.8% in the six-month period ended June 30, 2019, from US$101.4 million used in the six-month period ended June 30, 2018 to US$655.6 million in the same period of 2019, primarily as a result of a US$989.5 million increase in outstanding debt due to our issuance of an international bond in April 2019. This increase in outstanding debt was partially offset by a 92.8% decrease, or US$186.0 million, in incurrence of short-term debt.

Contractual Obligations

In accordance with customary practice in the pulp industry, we generally do not enter into long-term sales contracts with our customers. Instead, we generally prefer to maintain long-term relationships with certain customers with whom we reach agreements from time to time on specific volumes and prices.

The following table sets forth certain of our contractual obligations as of June 30, 2019 and the period in which such contractual obligations are scheduled to come due.

	Payments due by Period (unaudited)
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in thousands of US dollars)
Debt obligations(1)	461,223	1,233,498	930,860	5,120,698	7,746,279
Purchase obligations(2)	412,145	706,739	—	—	1,118,884
Lease obligations	98,954	148,824	71,764	72,176	391,718

Total	972,322	2,089,061	1,002,624	5,192,874	9,256,881

(1)

Includes estimated interest payments related to long-term debt obligations based on market values as of June 30, 2019. In the case of floating rate debt, interest rate is calculated using the current index setting in place as of June 30, 2019, and assuming no changes in the year-end index for any future periods. The interest rate on our floating rate debt is determined principally by reference to the London inter-bank offered rate (LIBOR), and, as of June 30, 2019, the average spread for our US dollar floating rate debt over six-month LIBOR was 1.55%. Approximately 10.5% of our total debt is floating rate debt as of June 30, 2019.

(2)

Excludes contracts entered into with independent contractors to perform operations on our behalf. Our payment obligations under such contracts are not pre-determined, but rather depend on the performance of certain variables. Accordingly, we cannot quantify our contractual obligations under such contracts.

Financial Debt

As of June 30, 2019, the scheduled amortization our financial debt was as follows:

	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030 (and sub.)
	(in millions of US dollars)
Bank debt	197	185	166	154	307	263	44	8	8	8	8	0
Outstanding notes	249	244	171	299	45	539	45	243	533	164	527	1,359

Total	446	429	337	453	352	802	89	251	541	172	535	1,359

Investment Activities

During the six-month period ended June 30, 2019, our main investment activities were as follows:

•	US$215.8 million relating to the MAPA Project;

•	US$115.0 million relating to investments in biological assets;

•	US$56.9 million relating to investments in our Dissolving Pulp Project; and

•	US$30.2 million relating to investments in the construction of our particleboard plant in Grayling, Michigan, United States.

Financing Activities

During the six-month period ended June 30, 2019, our main financing activities were as follows:

•	On April 1, 2019, we entered into an Export Credit Agreement (ECA) for a total of € 555.0 million.

•

On April 30, 2019, we issued two bonds in the international market: (i) US$500 million principal amount of 4.25% Notes due 2029 and (ii) US$500 million principal amount of 5.50% Notes due 2049. We used part of the proceeds from the issuance of such notes to repurchase a portion of our outstanding 7.250% Notes due 2019 and 5.000% Notes due 2021.

As of June 30, 2019, we had US$196.8 million of short-term bank debt, of which 96.6% was US dollar-denominated, and US$757.9 million of long-term bank debt, of which 90.8% was US dollar-denominated. In addition, as of June 30, 2019, we guaranteed US$363.3 million of obligations of our Montes del Plata joint operation in Uruguay.

As of June 30, 2019, we had US$4,417.6 million of outstanding bonds (including the current portion of such debt), of which 66.7% was US dollar-denominated and 33.3% was UF-denominated swapped to US dollars.

The interest rate on our variable rate debt is determined mainly by reference to the London inter-bank offered rate (LIBOR), and, as of June 30, 2019, the average interest rate for our US dollar floating rate debt over six-month LIBOR was 1.55%. As of June 30, 2019, the average interest rate for our US dollar fixed rate debt was 4.19%. These average rates do not reflect the effect of swap agreements and subsequent unwinds effective as of June 30.

The instruments and agreements governing our bank loans and local bonds contain certain financial covenants that limit our incurrence of debt and other liabilities. The main financial covenants contained in our bank loan agreements are that our (i) debt to equity ratio must not exceed 1.2 to 1 and (ii) net interest coverage ratio must not be less than 2.0 to 1. The main financial covenant contained in our local bond agreements is that our debt to equity ratio must not exceed 1.2 to 1.

Off-Balance Sheet Arrangements

At June 30, 2019, we did not have any material off-balance sheet arrangements.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2019

Unaudited Interim Consolidated Statements of Financial Position	14
Unaudited Interim Consolidated Financial Statements of Profit or Loss	16
Unaudited Interim Consolidated Statements of Comprehensive Income	17
Unaudited Interim Consolidated Statements of Changes in Equity	18
Unaudited Interim Consolidated Statements of Cash Flows	19
Unaudited Notes to the Interim Consolidated Financial Statements	20

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	06-30-2019 ThU.S.$	12-31-2018 ThU.S.$
Assets
Current Assets
Cash and cash equivalents	5-23	1,250,863	1,075,942
Other current financial assets	23	1,027	497
Other current non-financial assets	25	192,934	129,854
Trade and other current receivables	23	851,994	839,184
Accounts receivable from related companies	13	4,445	7,324
Current inventories	4	1,153,685	1,030,196
Current biological assets	20	308,589	315,924
Current tax assets		60,723	36,513
Total Current Assets other than assets or disposal groups classified as held for sale		3,824,260	3,435,434
Non-Current Assets or disposal groups classified as held for sale	22	5,668	5,726
Non-Current Assets or disposal groups classified as held for sale or as held for distribution to owners		5,668	5,726

Total Current Assets		3,829,928	3,441,160
Non-Current Assets
Other non-current financial assets	23	49,165	20,346
Other non-current non-financial assets	25	114,187	86,948
Trade and other non-current receivables	23	11,334	15,149
Accounts receivable from related companies, non-current	13	—	481
Investments accounted for using equity method	15-16	304,971	358,053
Intangible assets other than goodwill	19	96,720	90,093
Goodwill	17	66,299	65,851
Property, plant and equipment	7	7,810,175	7,174,693
Non-current biological assets	20	3,374,596	3,336,339
Deferred tax assets	6	6,203	4,635
Total Non-Current Assets		11,833,650	11,152,588
Total Assets		15,663,578	14,593,748

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

	Note	06-30-2019 ThU.S.$	12-31-2018 ThU.S.$

Equity and Liabilities
Liabilities
Current Liabilities
Other current financial liabilities	23	544,377	537,596
Trade and other current payables	23	696,657	659,618
Accounts payable to related companies	13-23	8,099	10,229
Other current provisions	18	1,279	413
Current tax liabilities	6	7,196	153,642
Current provisions for employee benefits	10	5,973	5,656
Other current non-financial liabilities	25	118,320	212,610

Total Current Liabilities other than assets included in disposal groups classified as held for sale		1,381,901	1,579,764

Total Current Liabilities		1,381,901	1,579,764
Non-Current Liabilities
Other non-current financial liabilities	23	5,191,161	4,044,279
Non-current payables		2,591	2,230
Other non-current provisions	18	34,114	33,884
Deferred tax liabilities	6	1,389,959	1,417,658
Non-current provisions for employee benefits	10	68,968	64,895
Other non-current non-financial liabilities	25	120,347	112,067
Total Non-Current Liabilities		6,807,140	5,675,013
Total Liabilities		8,189,041	7,254,777
Equity
Issued capital	3	353,618	353,618
Retained earnings		7,925,144	7,824,045
Other reserves		(841,900)	(875,884)
Equity attributable to parent company		7,436,862	7,301,779
Non-controlling interests		37,675	37,192
Total Equity		7,474,537	7,338,971

Total Equity and Liabilities		15,663,578	14,593,748

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		January-June		April-June
		2019	2018	2019	2018
	Note	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Statements of profit or loss

Revenue	9	2,739,756	3,023,991	1,351,570	1,559,337
Cost of sales	3	(1,905,871)	(1,858,062)	(965,993)	(936,471)
Gross profit		833,885	1,165,929	385,577	622,866
Other income	3	131,952	66,459	86,413	29,227
Distribution costs	3	(288,178)	(267,705)	(143,282)	(135,305)
Administrative expenses	3	(287,504)	(282,467)	(146,224)	(140,942)
Other expense	3	(50,006)	(33,619)	(27,689)	(16,792)
Profit from operating activities		340,149	648,597	154,795	359,054
Finance income	3	14,845	7,345	8,099	2,563
Finance costs	3	(126,940)	(103,081)	(69,549)	(51,419)

Share of profit of associates and joint ventures accounted for using equity method	3-15	9,657	24,009	5,294	18,164
Exchange rate differences		(7,219)	(16,230)	(9,346)	(17,279)
Profit before income tax		230,492	560,640	89,293	311,083
Income tax expense	6	(46,965)	(124,696)	(31,865)	(72,855)
Net Profit		183,527	435,944	57,428	238,228

Net profit attributable to

Net profit attributable to Parent company		183,159	436,235	57,323	238,429

Net profit attributable to Non-controlling interests		368	(291)	105	(201)
Net Profit		183,527	435,944	57,428	238,228

Basic and diluted earnings per share (in U.S.$ per share)

Basic and diluted earnings per share from continuing operations		1.6186	3.8550	0.5066	2.1070

Basic and diluted earnings per share		1.6186	3.8550	0.5066	2.1070

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		January-June		April-June
		2019	2018	2019	2018
	Note	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Net profit		183,527	435,944	57,428	238,228
Components of other comprehensive income that will not be reclassified to profit or loss before tax:
Other comprehensive income before tax actuarial gain (losses) on defined benefit plans	10	499	(1,685)	(312)	(1,367)
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss before tax		8,162	(508)	7,570	(2,202)
Other Comprehensive Income that will not be reclassified to profit or loss before tax		8,661	(2,193)	7,258	(3,569)
Components of other comprehensive income that will be reclassified to profit or loss before tax:
Exchange differences on translation
Gains (losses) on exchange differences on translation, before tax	11	13,479	(167,860)	22,101	(162,335)
Other Comprehensive Income before tax exchange differences on translation		13,479	(167,860)	22,101	(162,335)
Cash flow hedges
Gains (losses) on cash flow hedges, before tax	23	32,398	51,391	37,221	25,550
Recycle of cash flow hedges to profit or loss before tax	23	(12,907)	(6,120)	(10,759)	(4,220)
Other Comprehensive Income before tax Cash flow hedges		19,491	45,271	26,462	21,330
Other Comprehensive income that will be reclassified to profit or loss before tax		32,970	(122,589)	48.563	(141,005)
Income tax relating to components of other comprehensive Income that will not be reclassified to profit or loss before tax
Income tax relating to actuarial losses on defined benefit plans		(135)	455	64	370
Income tax relating to share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss		(2,171)	(1,522)	(2,034)	(1,099)
Income tax relating to components of other comprehensive Income that will not be reclassified to profit or loss before tax		(2,306)	(1,067)	(1,970)	(729)
Income tax relating to components of other comprehensive Income that will be reclassified to profit or loss before tax
Income tax relating to cash flow hedges	6	(5,159)	(12,292)	(8,877)	(5,888)
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss		(5,159)	(12,292)	(8,877)	(5,888)
Other comprehensive income (loss)		34,166	(138,141)	44,974	(151,191)
Comprehensive income (loss)		217,693	297,803	102,402	87,037

Comprehensive Income (loss) attributable to
Comprehensive income (loss), attributable to Owners of parent company		217,143	302,211	101,867	91,041
Comprehensive income (loss), attributable to Non-controlling interests		550	(4,408)	535	(4,004)
Total comprehensive income (loss)		217,693	297,803	102,402	87,037

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

06-30-2019	Issued Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other Reserves ThU.S.$	Total other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01-01-2019	353,618	(872,395)	13,395	(17,571)	687	(875,884)	7,824,045	7,301,779	37,192	7,338,971
Increase (decrease) for changes in accounting policies	—	—	—	—	—	—	(107)	(107)	—	(107)
Restated opening balance	353,618	(872,395)	13,395	(17,571)	687	(875,884)	7,823,938	7,301,672	37,192	7,338,864
Changes in Equity:
Comprehensive income
Net profit	—	—	—	—	—	—	183,159	183,159	368	183,527
Other comprehensive income, net of tax	—	13,297	14,332	364	5,991	33,984	—	33,984	182	34,166
Comprehensive income	—	13,297	14,332	364	5,991	33,984	183,159	217,143	550	217,693
Dividends	—	—	—	—	—	—	(80,992)	(80,992)	(91)	(81,083)
Increase (decrease) from transfers and other changes	—	—	—	—	—	—	(961)	(961)	24	(937)
Changes in equity	—	13,297	14,332	364	5,991	33,984	101,206	135,190	483	135,673
Closing balance at 06-30-2019	353,618	(859,098)	27,727	(17,207)	6,678	(841,900)	7,925,144	7,436,862	37,675	7,474,537

06-30-2018	Issued Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other Reserves ThU.S.$	Total other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01-01-2018	353,618	(691,772)	4,752	(18,926)	2,168	(703,778)	7,425,133	7,074,973	41,920	7,116,893
Increase (decrease) for changes in accounting policies	—	—	—	—	—	(1,918)	(1,956)	(3,874)	—	(3,874)
Restated opening balance	353,618	(691,772)	2,834	(18,926)	2,168	(705,696)	7,423,177	7,071,099	41,920	7,113,019
Changes in Equity:
Comprehensive income
Net profit	—	—	—	—	—	—	436,235	436,235	(291)	435,944
Other comprehensive income, net of tax	—	(163,743)	32,979	(1,230)	(2,030)	(134,024)	—	(134,024)	(4,117)	(138,141)
Comprehensive income	—	(163,743)	32,979	(1,230)	(2,030)	(134,024)	436,235	302,211	(4,408)	297,803
Dividends	—	—	—	—	—	—	(189,546)	(189,546)	(54)	(189,600)
Increase (decrease) from transfers and other changes	—	—	—	—	—	—	(171)	(171)	(33)	(204)
Changes in equity	—	(163,743)	32,979	(1,230)	(2,030)	(134,024)	246,518	112,494	(4,495)	107,999
Closing balance at 06-30-2018	353,618	(855,515)	35,813	(20,156)	138	(839,720)	7,669,695	7,183,593	37,425	7,221,018

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,
	2019 ThU.S.$	2018 ThU.S.$
STATEMENTS OF CASH FLOWS

Cash Flows from (used in) Operating Activities

Classes of cash receipts from operating activities

Receipts from sales of goods and rendering of services	2,926,536	2,924,236
Other cash receipts from operating activities	200,672	207,165
Classes of cash payments
Payments to suppliers for goods and services	(2,258,263)	(2,116,940)
Payments to and on behalf of employees	(327,293)	(295,463)
Other cash payments from operating activities	(84,321)	(134,239)
Interest paid	(111,297)	(85,882)
Interest received	12,136	3,959
Income taxes paid	(222,651)	(19,455)
Other inflows (outflows) of cash, net	(3,484)	(1,511)
Net Cash flow from Operating Activities	132,035	481,870

Cash flows from (used in) Investing Activities
Cash flow from loss of control of subsidiaries and other businesses	102,080	—
Cash flow used in obtaining control of subsidiaries or other businesses, net of cash acquired	(150,862)	(16,551)
Cash used for the purchase of non-controlling interests	(470)	(732)
Proceeds from sale of property, plant and equipment	6,322	5,578
Purchase of property, plant and equipment	(443,637)	(249,185)
Purchase of intangible assets	(8,788)	(472)
Proceeds from sales of other long-term assets	2,304	763
Purchase of other non-current assets	(133,051)	(118,490)
Dividends received	6,705	2,910
Other inflows (outflows) of cash, net	168	(47)
Cash flows from (used in) Investing Activities	(619,229)	(376,226)

Cash flows from (used in) Financing Activities
Total borrowings obtained	1,088,036	284,474
Debt obtained in long-term	1,073,536	84,000
Debt obtained in short-term	14,500	200,474
Repayments of borrowings	(201,730)	(267,871)
Payments of lease liabilities	(43,040)	(2,761)
Dividends paid	(182,109)	(114,442)
Other outflows of cash, net	(5,554)	(763)
Cash flows from (used in) Financing Activities	655,603	(101,363)

Net increase (decrease) in Cash and Cash Equivalents before effect of exchange rate changes	168,409	4,281
Effect of exchange rate changes on cash and cash equivalents	6,512	(22,341)

Net increase (decrease) of Cash and Cash Equivalents	174,921	(18,060)
Cash and cash equivalents, at the beginning of the period	1,075,942	589,886
Cash and cash equivalents, at the end of the period	1,250,863	571,826

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 1. PRESENTATION OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Entity Information

Celulosa Arauco y Constitución S.A. and subsidiaries, (hereafter “Arauco” or the “Company”), tax identification number 93,458,000-1, is a closely held corporation, that was registered in the Securities Registry (the “Registry”) of the Chilean Commission for the Financial Market (“CMF”) as No. 042 on June 14, 1982. Additionally, the Company is registered as a non-accelerated filer in the Securities and Exchange Commission (SEC) of the United States of America.

The Company’s head office address is El Golf Avenue 150, 14th floor, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of products related to the forestry and timber industries. Its main operations are focused on business areas of pulp, wood products and forestry.

As of June 30, 2019, Arauco is controlled by Empresas Copec S.A., tax identification number 90,690,000-9, which owns 99.9780% of Arauco, and is registered in the Securities Registry as No. 0028. Each of the above mentioned companies is subject to the oversight of the CMF.

Moreover, Empresas Copec S.A. is controlled by the public corporation AntarChile S.A., tax identification number 96,556,310-5, which owns 60.8208% of Empresas Copec S.A. Furthermore, the ultimate shareholders of AntarChile S.A. and, consequently, of Empresas Copec S.A., are Mrs. María Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi. It is noted in this regard, that Mrs. María Noseda Zambra de Angelini passed away on April 15, 2018, and the effective possession of her property is in process.

Arauco’s Interim Consolidated Financial Statements were prepared on a going concern basis.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Presentation of Interim Consolidated Financial Statements

The Interim Consolidated Financial Statements presented by Arauco are comprised by the following:

•	Interim Consolidated Statements of Financial Position as of June 30, 2019 and December 31, 2018.

•	Interim Consolidated Statements of Profit or Loss for the periods ended June 30, 2019 and 2018.

•	Interim Consolidated Statements of Comprehensive Income for the periods ended June 30, 2019 and 2018.

•	Interim Consolidated Statements of Changes in Equity for the periods ended June 30, 2019 and 2018.

•	Interim Consolidated Statements of Cash Flows for the periods ended June 30, 2019 and 2018.

•	Explanatory disclosures (notes)

Period Covered by the Interim Consolidated Financial Statements

Six month period ended June 30, 2019 and 2018.

Date of Approval of the Interim Consolidated Financial Statements

These interim consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) at the Extraordinary Meeting No. 615 on August 19, 2019.

Abbreviations used in this report:

IFRS - International Financial Reporting Standards

IASB - International Accounting Standards Board

IAS - International Accounting Standards

IFRIC - International Financial Reporting Standards Interpretations Committee

MU.S.$ - Millions of U.S. dollars

ThU.S.$ - Thousands of U.S. dollars

U.F. - Inflation index-linked units of account

UTA - Annual Tax Unit

ICMS - Tax movement of inventories and services (Brazil)

Functional and Presentation Currency

Arauco and most of its subsidiaries determined the United States (“U.S.”) Dollar as its functional currency since the majority of its revenues from sales of its products are derived from exports denominated in U.S. Dollars, while their costs of sales are to a large extent related or indexed to the U.S. Dollar.

For the pulp reportable segment, most of the sales are exports denominated in U.S. Dollars and costs are mainly related to plantation costs which are settled in U.S. Dollars.

For the wood products and forestry reportable segments, although total sales include a mix of domestic and exports sales, prices of the products are established in U.S. Dollars, which is also the case for the cost structure of the related raw materials.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

In relation to the cost of sales, although labor and services costs are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials, which are driven mainly by global markets and therefore, influenced mostly by the U.S. Dollar.

The currency used to finance operations is mainly the U.S. Dollar.

The presentation currency of the interim consolidated financial statements is the U.S. Dollar. Figures on these interim consolidated financial statements are presented in thousands of U.S. Dollar (ThU.S.$).

Summary of significant accounting policies

a)	Basis for preparation of the interim consolidated financial statements

The interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and they represent the explicit and unreserved adoption of IFRS.

The interim consolidated financial statements have been prepared on a historical cost basis, except for biological assets and certain derivative financial instruments which are measured at revalued amounts or fair value at the end of each period as explained in the following significant accounting policies.

b)	Critical accounting estimates and judgments

The preparation of these interim consolidated financial statements, in accordance with IFRS, requires management to make estimates and assumptions that affect the carrying amounts reported. These estimates are based on historical experience and various other assumptions that are considered to be reasonable. Actual results may differ from these estimates. Management believes that the accounting policies below are the critical judgments that have the most significant effect on the amounts recognized in the interim consolidated financial statements.

- Biological Assets

The recovery of forest plantations is based on discounted cash flow models which means that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, based on our sustainable forest management plans and the estimated growth of forests.

These discounted cash flows require estimates in growth, harvest, sales prices and costs; therefore, it is important that management makes appropriate estimates of future levels and trends for sales and costs, as well as conduct regular surveys of the forests to establish the volumes of wood available for harvesting and their current growth rates. The main considerations used to measure forest plantations are presented in Note 20, including a sensitivity analysis.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

- Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of the Group’s holding in the identifiable net assets of the acquired subsidiary at the date of acquisition. The aforementioned fair value is determined whether based on assessments and/or the discounted future flow method using hypotheses in their determination, such as sales prices and industry indexes, among others. See Note 17.

- Litigation and Contingencies

Arauco and its subsidiaries are subject to certain litigation proceedings. Future impact on Arauco’s financial condition derived from such litigations is estimated by management, in collaboration with its legal advisors. Arauco applies judgment when interpreting the reports of its legal advisors who provide updated estimates of the legal contingencies at each reporting period and/or at each time a modification is determined to be necessary. For a description of current litigations see Note 18.

c)	Consolidation

The interim consolidated financial statements include all entities over which Arauco has the power to direct the relevant financial and operating activities. Subsidiaries are consolidated from the date on which control is obtained and up to the date that control ceases.

Specifically, a company controls an investee or subsidiary if, and only if, they have all of the following:

(a) power over the investee, i.e. the investor has existing rights which give it the ability to direct the relevant activities (the activities that significantly affect the investee’s returns);

(b) exposure or rights to variable returns from involvement with the investee; and

(c) the ability to use power over the investee to affect the amount of the investor’s returns.

When Arauco holds less than the majority of the voting rights in a company in which it participates, it nonetheless has the power over said company - when these voting rights are enough - to grant it in practice the ability to unilaterally direct said company’s relevant activities. Arauco takes into account all facts and circumstances in order to assess if the voting rights in a company in which it participates are enough for granting it the power, including:

a) the size of the investor’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

b) potential voting rights held by the investor, other vote holders or other parties;

c) rights arising from other contractual arrangements; and

d) any additional facts and circumstances that indicate the investor has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

The Company will reevaluate whether or not it holds control of a company in which participates if the facts and circumstances indicate that changes have occurred in one or more of the three elements of control mentioned above.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Consolidation of an investee shall begin from the date the investor obtains control of the investee and cease when the investor loses control of the investee. An entity includes the income and expenses of an acquired or sold subsidiary in the consolidated financial statements from the date it gains control until the date when the entity ceases to control the subsidiary.

The profit or loss of each component of other comprehensive income is attributed to owners of the parent company and the non-controlling interest, as appropriate. Total comprehensive income is attributed to the owners of the parent company and non-controlling interests even if the results of the non-controlling interest have a deficit balance.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for transactions and other events in similar circumstances, appropriate adjustments are made to the interim consolidated financial statements of subsidiaries in order to ensure compliance with Arauco’s accounting policies.

All intercompany transactions and unrealized gains and losses from subsidiaries have been fully eliminated from these interim consolidated financial statements and non-controlling interest is presented in the interim consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

The interim consolidated financial statements at the end of this period include the assets, liabilities, income and expenses of the subsidiaries shown in Note 13.

Certain consolidated subsidiaries have Brazilian Real, Argentine Pesos, Canadian Dollars and Chilean Pesos as their functional currencies. For consolidation purposes, the financial statements of those subsidiaries have been prepared in accordance with IFRS and translated as indicated in Note 1 (e) (ii).

A parent company will present non-controlling interests in the interim consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

d)	Segments

Arauco has defined its reportable segments according to its business areas, based on the products and services sold to its customers. This definition is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The personnel responsible for making such decisions are the Executive Vice-president and the Chief Executive Officer who are the highest authorities for making decisions and are supported by the Corporate Managing Directors of each segment.

Based on the aforementioned process, the Company has established reportable segments according to the following business units:

•	Pulp

•	Wood products

•	Forestry

Refer to Note 24 for detailed financial information by reportable segment.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

e)	Functional currency

(i)	Functional currency

All items in the financial statements of Arauco and each of its subsidiaries, associates and jointly controlled entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The interim consolidated financial statements are presented in U.S. dollars, which is Arauco’s functional and presentation currency.

(ii)	Translation to the presentation currency of Arauco

For the purposes of presenting interim consolidated financial statements, assets and liabilities of Arauco’s operations in a functional currency different from Arauco’s are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange rate differences are recognized in other comprehensive income and accumulated in “Other reserves” within–equity.

(iii)	Foreign Currency Transactions

Transactions in currencies other than the functional currency are recognized at the exchange rates prevailing at the dates of the transactions. Profit or loss on transactions in currencies other than the functional currency resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized in the statements of profit or loss, except those which are recorded in other comprehensive income and accumulated in equity such as cash flows hedging derivatives.

f)	Cash and cash equivalents

Cash and cash equivalents include cash-on-hand, deposits held on demand at financial entities and other short term highly liquid investments with an original maturity of three months or less and which are subject to an insignificant risk of changes in value.

g)	Financial Instruments

Financial assets

Initial classification

Arauco classifies its financial assets into the following categories: fair value through profit or loss and amortized cost.

Arauco does not have financial assets at fair value through other comprehensive income.

The classification is based on the business model used to manage the assets and the characteristics of their contractual cash flows.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Management determines the classification of its financial assets at the time of their initial recognition.

(a) Financial assets at fair value through profit or loss: these instruments are initially measured at fair value. Net income and losses, including any income from interest or dividends, are registered in the profit or loss of the period. Financial assets are classified in the category of financial assets at fair value through profit or loss when they are maintained for negotiation or designated in their initial registration as assets at fair value through profit or loss. A financial asset can be classified in this category if it is acquired mainly for the purposes of being sold in the short-term. Gain or losses of assets held for negotiations are registered in the consolidated statements of Profit or Loss, and the related interest is registered independently as financial income. Derivatives are classified as acquired for negotiation also unless they are designated as hedging instruments.

(b) Assets measured at amortized cost: they are initially registered at the fair value of the transaction, adding or subtracting the transaction costs that are directly attributable to the issuance of the financial asset or financial liability. The financial asset is maintained within a business model, the objective of which is to maintain financial assets to obtain contractual cash flows and the contractual conditions of the asset give rise, on specified dates, to cash flows that are solely payments of principal and interests (“SPPI”) over the amount of the outstanding principal.

Subsequent measurement

Financial instruments are subsequently measured at fair value through profit or loss or amortized cost.

The classification is based on two criteria: i) the Company’s business model for the management of financial instruments, and ii) whether the contractual cash flows related to the financial instruments represent “Solely Payments of Principal and Interests”.

a) Financial assets at fair value through profit or loss: these instruments are subsequently measured at fair value. Net earnings and losses, including income from interests and dividends, are registered as profits or losses for the period. These instruments are held for negotiation and they are mainly acquired to be sold in the short term. Derivatives are also classified as held for negotiation, unless they are registered as hedging instruments. Financial instruments of this type are classified as Other Current and Non-Current Financial Assets. They are subsequently valuated by determining their fair value, registering changes in value in the interim consolidated statements of Profit or Loss, in the items of Financial Income or Financial Costs.

b) Financial assets measured at amortized cost: These instruments are subsequently measured at amortized cost minus accumulated amortizations, using the effective interest method and adjusted by loss allowance and volume discounts, in the case of financial assets. Financial income and expenses, foreign exchange income and losses, and impairment are registered in results. Any earnings or losses due to initial or subsequent reductions of the value of the asset are registered in the statement of profit or loss of the period. Loans and receivables are non-derivative financial instruments with fixed or determinable payments not traded in any active market. They are registered at amortized cost, registering accrued conditions directly in profit or loss.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Arauco measures accumulated losses in a quantity equivalent to expected credit losses during the lifelong commitment. Expected credit losses are based on contractual cash flow differences based on the allowance of each contract and the cash flows that Arauco expects. The difference is then discounted based on an approximation of the asset’s original effective interest rate. The asset’s carrying value is reduced as the allowance is used, and the loss is recognized in sales expenses in the financial statements. When an account receivable cannot be collected, it is regularized against the allowance account for receivables. Subsequent recoveries of previously impaired amounts are recognized as a debit in distribution costs.

Derivative financial instruments are explained in Note 1 h).

Financial liabilities

Arauco classifies its financial liabilities as follows: fair value through profit or loss, derivatives designated as effective hedging instruments and amortized costs.

Management determines the classification of its financial liabilities upon initial recognition. Financial liabilities are derecognized when the obligation is cancelled, settled or expired. When an existing financial liability is replaced with another of the same provider under substantially different terms, or where the terms of an existing liability are substantially amended, such exchange or modification is treated as a write-off of the original liability, with a new liability being recognized, and the difference between the respective carrying amounts is recognized in the interim consolidated statement of profit or loss.

Financial liabilities are initially recognized at fair value, and in the case of loans, they include the costs directly attributable to the transaction. The subsequent measurement of the financial liabilities depends on their classification:

Financial Liabilities at fair value through profit or loss

Financial liabilities are included in the category of financial liabilities at fair value through profit or loss when they are held for trading or originally designated at fair value through profit or loss. Income and losses from liabilities held for trading are recognized in profit or loss. This category includes non-designated derivatives for hedging accounting.

Financial Liabilities at amortized cost

Other financial liabilities are subsequently valued at their amortized cost based on the effective interest rate method. The amortized cost is calculated taking into account any premium or acquisition discount, and includes the costs of transactions that are an integral part of the effective interest rate. This category includes Commercial Accounts Payable and Other Accounts Payable, lease liabilities, as well as the loans included in Other Current and Non-Current Financial Liabilities.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

h)	Derivative financial instruments

(i) Derivative Financial Instruments - The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps, currency swaps and zero cost collar contracts. The Company’s policy is to enter into derivatives contracts only for economic hedging purposes and there are no instruments with speculation objectives.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss unless the derivative is designated as a hedging instrument and complies with hedge accounting requirements, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

(ii) Embedded derivatives - The Company assesses the existence of embedded derivatives in financial instrument contracts. Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL as a whole. Arauco has determined that no embedded derivatives currently exist.

(iii) Hedge accounting - The Company designates certain hedging instruments as either fair value hedges or cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, Arauco documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

-Fair Value Hedges - Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

-Cash flow hedges - The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the Finance costs line item in the interim consolidated statement of profit or loss. Amounts previously recognized in other comprehensive income are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in profit or loss. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

i)	Inventories

Inventories are measured at the lower of cost or net realizable value. Cost is determined using the weighted average cost method.

The cost of finished and in process products includes the cost of raw materials, direct labor, other direct costs and manufacturing overhead expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories when forests are harvested.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When market conditions result in the production costs of a product exceeding its net realizable value, the inventories are written-down to their net realizable value. This write-down also includes obsolescence amounts resulting from slow moving inventories and technical obsolescence.

Spare parts that will be consumed in a period of less than twelve months are presented in inventories and recognized as an expense when they are consumed.

j)	Non-current assets held for sale

The Group classifies certain property, plant and equipment, intangible assets, investments in associates and disposal groups (groups of assets to be sold together with their directly associated liabilities) as non-current assets held for sale which as of the date of the interim consolidated statements of financial position are the subject of active sale efforts which are estimated to be highly probable.

These assets or disposal groups are measured at the lower of the carrying amount or the fair value less the costs to sell, and are no longer depreciated or amortized from the time they are classified as non-current assets held for sale.

CELULOSA ARAUCO Y CONSTITUCION S.A.

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Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

k)	Business Combinations

Arauco applies the acquisition method to account for a business combination. This method requires the identification of the acquirer, determination of the acquisition date, recognition and measurement of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; and recognition and measurement of goodwill or a gain from a bargain purchase. Identifiable assets acquired and liabilities assumed and any contingent liabilities in a business combination are initially measured at fair value at the acquisition date, except:

-deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 respectively;

-liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 3 at the acquisition date; and

-assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with such standard.

Acquisition-related costs are accounted for as expenses when they are incurred, except for costs to issue debt or equity securities which are recognized in accordance with IAS 32 and IFRS 9.

A parent will present non-controlling interests in the interim consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

Changes in the ownership interest of a parent in its subsidiary that do not result in a loss of control are treated as equity transactions. Any difference between the amount by which non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the parent company. No adjustment is made to the carrying amount of goodwill, neither gains nor losses are recognized in the statement of profit or loss.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may initially be measured either at fair value or at the present ownership instruments’ proportionate share of non-controlling interests, in the recognized amounts of the acquirer’s identifiable net assets. The choice is made on a transaction-by-transaction basis.

Arauco measures the fair value of the acquired company in the business combination achieved in each stage (“step acquisition”), recognizing the effects of remeasurement of previously held equity in the acquiree in the statements of profit or loss.

If the initial accounting for a business combination is not completed by the end of the reporting period in which the combination occurs, Arauco reports preliminary amounts for the items for which the accounting is incomplete. During the measurement period (no more than one year), these preliminary amounts are retrospectively adjusted, or additional assets or liabilities are recognized to reflect new information about facts and circumstances that existed at the acquisition date, if known, would have affected the amounts recognized at that date.

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June 30, 2019

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Business combinations that are under common control transactions are accounted using as a reference the pooling of interest. Under this method, assets and liabilities related to the transaction carry over the previous carrying values. Any difference between assets and liabilities included in the consolidation and the consideration transferred, is accounted in equity.

l)	Investments in associates and joint arrangements

Associates are entities over which Arauco exercises significant influence, but not control. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Joint arrangement is defined as an entity over which there is joint control, which exists only when the decisions about strategic of activities, both financial and operational, require the unanimous consent of the parties sharing control.

Investments in joint arrangements are classified as a joint venture or as a joint operation. A joint operation is a joint arrangement in which the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement in which the parties that have joint control of the arrangement (i.e., participants in a joint venture) have rights to the net assets of the arrangement.

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. Their carrying amount is increased or decreased to recognize the portion corresponding to the statement of profit or loss or to the statement of comprehensive income. Dividends received are recognized by deducting the amount received from the carrying amount of the investment. Arauco’s investment in associates includes goodwill (both net of any accumulated impairment loss).

The investments in joint operations are recognized through consolidation of assets, liabilities and results of operations in relation to Arauco’s ownership percentage.

If the acquisition cost is lower than the fair value of the net assets of the associate acquired, the difference is recognized directly in statement of profit or loss in line Other gains (losses).

Investments in associates and joint ventures are presented in the interim consolidated statement of financial position in the line item “Investments accounted for using equity method”.

If Arauco’s share of losses of an associate or joint venture equals or exceeds its interest in the associate or joint venture, Arauco discontinues recognizing its share of further losses. After Arauco’s carrying value in the investee is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that Arauco has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, Arauco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

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Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

m)	Intangible assets other than goodwill

After initial recognition, intangible assets with finite useful lives are carried at cost less any accumulated amortization and impairment losses.

Amortization of an intangible asset with a finite useful life is allocated over the asset’s useful life. Amortization begins when the asset is available for use, i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

(i)	Computer Software

Computer software licenses are capitalized in terms of the costs incurred to acquire and make them compatible with existing software. These costs are amortized over the estimated useful lives of the software.

(ii)	Water Rights, Easements and Other Rights

This item includes water rights, easements and other acquired rights recognized at historical cost which have indefinite useful lives as there is no foreseeable limit to the period over which these assets are expected to generate future cash flows. These rights are not amortized, but are tested for impairment at least annually, or when there is any indication that the assets might be impaired.

(iii)	Customers and trade relations with customers

Correspond to the valuation over the time of the established relationship with customers, from the sale of products and services through its sales team. These relations will materialize in sales orders, which generate revenue and cost of sales. The useful life has been determined to be 15 years.

n)	Goodwill

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquired company, and the fair value of the acquirer’s previously held equity interest in the acquired company (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statements of profit or loss.

Goodwill is not amortized but tested for impairment on annual basis.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill in a business combination is allocated as of the acquisition date to the cash generating unit or a group of cash generating units expected to benefit from the synergies of the combination irrespective of whether other assets or liabilities of the acquired company are allocated to those units or group of units.

The goodwill generated on acquisitions of foreign companies, is expressed in the functional currency of such foreign company.

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Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Goodwill recognized in subsidiaries Arauco Canada Ltd., Arauco do Brasil S.A. and Arauco Argentina S.A., generated on subsidiaries acquisitions whose functional currency is different from the functional currency of the parent company and presentation of these financial statements, are translated into U.S. Dollars at the closing exchange rate.

o)	Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. The cost includes expenditures that are directly attributable to the acquisition of the assets.

Subsequent costs, such as improvements and replacement of components, are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Arauco and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized from property, plant and equipment. All other repairs and maintenance costs are expensed in the period in which they are incurred.

Arauco capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets as part of the cost of those assets, until the assets are ready for their intended use (See Note 12).

Depreciation is calculated by components using the straight-line method.

The useful lives of the items of property, plant and equipment is estimated according to the expected use of the assets. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, annually.

p)	Leases

Arauco applies IFRS 16 for recognizing leases in a manner consistent with contracts with similar features and akin circumstances.

At the beginning of a contract, Arauco assesses whether the contract is, or if it contains, a lease. A contract is, or contains, a lease if it transfers the right to control the use of a given asset for a certain period of time, in exchange for consideration.

As of the initial date for recording a lease, Arauco, as lessee, recognizes an asset by the right of use at cost.

The cost of the asset for right of use comprises:

-

The amount of the initial measurement of the lease liability. This measurement is at present value of the payments for leases that have not been disbursed as of that date. Payments for leases are discounted using the incremental interest rate for financial loans;

-	Payments for leases performed prior to or as of the initiation date, minus the lease incentives that have been received;

-	The initial direct costs incurred by the lessee; and

-

An estimation of the costs to be incurred by the lessee when dismantling and eliminating the underlying asset, restoring the location where the same is located, or restoring the underlying asset to the condition required under the terms and conditions of the lease, unless such costs are incurred in order to produce

CELULOSA ARAUCO Y CONSTITUCION S.A.

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Unaudited Interim Consolidated Financial Statements

June 30, 2019

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inventories. The lessee assumes obligations stemming from such costs either at the commencement date, or as a result of having used the underlying asset during a specific period.

After the initial recognition date (January 1, 2019), Arauco, as lessee, recognizes its asset for right of use by applying the cost model, minus the accumulated depreciation and impairment losses, and adjusted for remesurement of the lease liability.

At the beginning, Arauco in the capacity of lessee, recognizes the lease liability at present value of the lease payments that have not been disbursed as of that date. Lease payments are discounted using the incremental interest rate for financial loans.

After the initial recognition date (January 1, 2019), Arauco, as lessee, recognizes a liability for leases by increasing the book value, so as to reflect the interest over the liability for lease, reducing the amount in order to reflect the payments for leases that have been performed and once again recognizing the book value, so as to reflect the remeasurement and also to reflect the essential fixed payments for leases that have been revised.

Arauco presents the assets by right of use in the Interim Consolidated Statement of Financial Position, within Properties, Plants and Equipment, and are further disclosed in Note 7. Likewise, lease liabilities are included in the Interim Consolidated Statement of Financial Position within Other Current and Non-Current Financial Liabilities, and further disclosed as Lease liabilities in note 23.

q)	Biological Assets

IAS 41 requires that biological assets, such as standing trees, are measured at fair value less cost to sell in the statement of financial position. Forestry plantations are accounted for at fair value less costs to sell, based on the presumption that fair values of these assets can be measured reliably.

The measurement of forestry plantations is based on discounted cash flow models whereby the fair value of the biological assets is determined using estimated future cash flows from continuing operations calculated using our sustainable forest management plans and including the estimated growth of the forests. This valuation is performed on the basis of each identifiable farm block and for each type of tree.

The measurement of new forestry plantations made during the current year is made at cost, which corresponds to the fair value at that date. After twelve months, the valuation methodology used is that explained in the preceding paragraph.

Biological assets shown as current assets correspond to those forestry plantations that will be harvested in the short term.

Biological growth and changes in fair value of forestry plantations are recognized in the line item “Other income” in the interim consolidated statement of profit or loss.

CELULOSA ARAUCO Y CONSTITUCION S.A.

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Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

r)	Income taxes

The tax liabilities are recognized in the interim consolidated financial statements based on the determination of taxable income for the year and calculated using the tax rates in force in the countries where Arauco operates.

Deferred income tax is recognized using liability method, on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated annual accounts. Deferred income tax is determined using tax rates contained in laws adopted as of the date of the financial statements and that are expected to be applicable when the related deferred tax asset is realized or the deferred income tax liability is settled.

Deferred taxes are recognized in accordance with the standards established in IAS 12 - Income Tax.

The goodwill arising on business combinations does not give rise to deferred tax.

The deferred tax assets and tax credits are generally recognized for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which those deductible temporary differences can be utilized.

s)	Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of past events, under which, it is probable that an outflow of resources will be required to settle the obligation; and when a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period.

t)	Revenue recognition

Revenues are valued at fair value of the consideration received or to be received, derived from them.

Arauco analyses and takes under consideration all relevant facts and circumtances to apply the five-step model established under IFRS 15 to customer contracts: (i) identify the contract, (ii) identify the performance obligations, (iii) determine the transaction price, (iv) allocate the transaction price, and (v) recognise revenue. Aditionally, Arauco evaluates the incremental costs of obtaining a contract and the costs incurred to comply with a contract.

Arauco recognizes revenues when the steps established in IFRS have been satisfactorily complied with.

Accounts receivable are recognized when control over goods or services has been transferred to the customer, because at this point of the time collection is unconditional and the passage of time is only needed to receive payment.

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Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

(i)	Revenue recognition from the Sale of Goods

Revenue from the sale of goods is recognized when Arauco has transferred to the buyer the significant risks and rewards of ownership of the committed goods, when the amount of revenue can be reliably measured, when Arauco does not retain any managerial involvement over the goods sold and when it is probable that the economic benefits associated with the transaction will flow to Arauco and the costs incurred in respect of the transaction can be measured reliably. Revenue from the sale of goods are recognized when there is no obligation unsatisfied that could affect the customer’s acceptance of the product. The delivery is effective when the products are sent to the specific location, the risks of obsolescence and loss have been transferred to the customer and when Arauco has objective evidence that all acceptance criteria have been satisfied.

Sales are recognized in terms of the price agreed to in the sales contract, less any volume discounts and estimated product returns at the date of the sale. There is no significant financing component given that receivables from sales are collected within a short period, which is in line with market practices.

The structure for recognizing revenue from export sales is based on the 2010 Incoterms, which are the official rules for the interpretation of commercial terms issued by the International Chamber of Commerce.

The main Incoterms used by Arauco are the following:

“CFR (Cost and freight)”, where the company bears all costs including main transportation, until the products arrives at its port of destination. The risk is transferred to the purchaser once the products have been loaded onto the vessel, in the country of origin.

“CIF (Cost Insurance & Freight)”, where the Company organizes and pays for external freight services and some other expenses. Arauco is no longer responsible for the products once they have been delivered to the ocean carrier company. The point of sale is the delivery of the products to the carrier chartered by the seller.

(ii)	Revenue recognition from Rendering of Services

Revenue from the rendering of services is recognized as long as the performance obligation have been satisfied.

Revenue is recognized considering the stage of completion of the transaction at the date of the reporting period, when Arauco has the enforceable right of payment from the rendering of the services.

There is no significant financing component, given that sales are made with a reduced average collection period, which is in line with market practice.

Arauco mainly provides power supply services which are transacted principally in the spot market of the Sistema Eléctrico Nacional (SEN) (“National Electrical System”). According to current regulations, the prices on that market called “Marginal Costs” are calculated by the Coordinador Eléctrico Nacional (CEN) (“National Electrical Coordinator”) and are generally recognized in the period in which the services are rendered.

CELULOSA ARAUCO Y CONSTITUCION S.A.

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Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Electrical power is generated as a by-product of the pulp and wood process and is a complementary business to it, which is initially supplied to the group’s subsidiaries and any surplus is sold to the SEN.

Arauco provides other non-core services such as port services and pest control whose revenues are derived from fixed price service contracts are recognized considering the stage of completion of the services rendered at the date of reporting, generally during the period of the service contract on a straight-line basis over the term of the contract.

Revenues from reportable segments mentioned in Note 24 are measured in accordance with the policies indicated in the preceding paragraphs.

Revenues from inter-segment sales (which are made at market prices) are eliminated in the interim consolidated financial statements.

u)	Minimum dividend

Article No. 79 of the Chilean Corporations Law states that, unless otherwise unanimously agreed by the shareholders, corporations must distribute annually at least 30% of net income for the current year as cash dividend to shareholders determined in proportion to their shares or in the proportion established in the by-laws for preferred shares, if any, except where necessary to absorb accumulated losses from prior years.

The General Shareholders’ Meeting of Arauco agreed to distribute annual dividends at 40% of net distributable income, including an interim dividend to be distributed at year end. Dividends payable are recognized as a liability in the interim consolidated financial statements in the period when they are declared and approved by the Arauco’s shareholders or when arises the corresponding present obligation based on existing legislation or distribution policies established by the Shareholders’ Meeting.

The dividends payable provision is registered for 40% of the liquid distributable profit and against a lower equity, based on the yearly resolution of the Shareholders’ Meeting.

Dividends payable are presented in the line item “Other current non-financial liabilities” in the interim consolidated statement of financial position.

v)	Earning per share

Basic earnings per share are calculated by dividing the net profit for the period attributable to the parent company by the weighted average number of ordinary shares outstanding during the period, excluding the average number of shares in the Company held by a subsidiary, if such circumstance exists. Arauco has not performed any type of transaction with a potential dilutive effect that would cause diluted earnings per share to be different from basic earnings per share.

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Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

w)	Impairment

Non-financial Assets

The recoverable amount of property, plant and equipment and other long-term assets with finite useful lives are measured whenever there are any circumstances indicating that the assets have to recognize an impairment loss. Among the circumstances to consider as evidence of impairment are significant declines in the assets’ market value, significant adverse changes in the technological environment, obsolescence or physical damages of assets and changes in the manner in which the asset is used or expected to be used). Arauco evaluates at the end of each reporting period whether there is any evidence of the indications above mentioned.

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount however a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

For the purposes of assessing impairment losses, assets are grouped at the lowest level for which there is identifiable cash flows separately for each cash-generating unit. Non-financial assets, other than goodwill, which had recognized an impairment loss, are reviewed at the end of each reporting period whether there are any circumstances indicating that an impairment loss previously recognized may no longer exists or has decreased.

“Cash-generating units” are the smallest identifiable groups of those cash inflows that are largely independent of the cash inflow from other assets or groups of assets.

Goodwill

Goodwill and intangible assets with indefinite useful life are tested annually for impairment or whenever circumstances indicate it. The recoverable amount of an intangible asset is the higher of its fair value less costs to sell and its value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

A cash-generating unit, for which goodwill has been allocated, is tested for impairment annually or more frequently when there are circumstances indicating that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to other assets pro rata based on the carrying amount of each asset in the unit. Any impairment loss of goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Goodwill is allocated to cash-generating units for impairment testing purposes. The allocation is made between cash-generating units or groups of cash generating units expected to benefit from the synergies of the combination.

Financial Assets

At the end of each reporting period, an assessment is performed in order to identify whether there is any objective evidence that a financial asset or a group of financial assets may have been impaired.

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Unaudited Interim Consolidated Financial Statements

June 30, 2019

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An allowance for doubtful accounts is established based on a measurement of expected losses using a simplified approach.

The allowance for doubtful accounts is measured as the difference between the carrying amount of receivables and the present value of estimated future cash flows. The carrying amount of the receivable is reduced through the use of the allowance. If the impairment loss decreases in later periods, it is reversed either directly or by adjusting the provision for doubtful accounts, with effect in profit or loss.

x)	Employee Benefits

Arauco constitutes labor obligations for severance payable in all circumstances for certain of its employees with at least 5 years of work in the Company, based on the terms of the staff’s collective and individual bargaining agreements.

The related provision is an estimate of the years of service to be recognized as a future labor obligation liability, in accordance with contracts between Arauco and its employees and pursuant to actuarial valuation criteria for this type of liability. This post-employment benefit is considered a defined benefit plan.

The main factors considered for calculating the actuarial value of severance obligation for years of service are employee turnover, salary increases and life expectancy of the workers included in this benefit.

Actuarial gains and losses are recognized in other comprehensive income in the year they are incurred.

These obligations are related to post-employee benefits in accordance with current standards.

y)	Employee Vacations

Arauco recognizes the expense for employee vacation according to labor legislation in each country on an accrual basis.

This obligation is presented in line item “Trade and Other current payables” in the interim consolidated statements of financial position.

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Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

z)	Recent accounting pronouncements

a) Standards, interpretations and amendments that are mandatory for the first time for annual periods beginning on January 1, 2019:

Standards and interpretations	Content	Mandatory application for annual periods beginning on or after
IFRS 16

Leases

The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

January 1, 2019

IFRIC 23	Uncertain tax positions It clarifies the method for applying the acknowledgment and measurement requirements of IAS 12 when there is uncertainty regarding the fiscal treatments.	January 1, 2019

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
IAS 19

Employee Benefits

Prescribe the accounting and disclosure for employee benefits, requiring an entity to recognise a liability where an employee has provided service and an expense when the entity consumes the economic benefits of employee service.

January 1, 2019

IAS 28

Investments in associates and joint ventures

It clarifies that an entity applies IFRS 9 Financial Instruments to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture but to which the equity method is not applied.

January 1, 2019

IFRS 9	Financial instruments Allows assets to be measured at amortised cost.	January 1, 2019

IFRS 3	Business Combinations Clarifies that when an entity obtains control of a business that is a joint operation, it is a business combination achieve by steps.	January 1, 2019

IFRS 11	Joint Arrangements Clarifies that when an entity obtains joint control of a business that is a joint operation, the entity does not remeasure previously held interests in that business.	January 1, 2019

IAS 12

Income taxes

Clarifies the income tax consequences of dividends from financial instruments at amortized cost should be recognized according to the past transactions or events that generated distributable profits.

January 1, 2019

IAS 23	Borrowing Costs Clarifies that if any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the general borrowings.	January 1, 2019

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Unaudited Interim Consolidated Financial Statements

June 30, 2019

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The adoption of the standards, amendments and interpretations described above do not have a significant impact on Arauco’s Interim Consolidated Financial Statements during its initial application period, with exception of the following paragraphs related to IFRS 16.

IFRS 16 - Leases

Arauco has decided to apply IFRS 16 for the first time, starting on January 1, 2019.

IFRS 16 introduces a single lessee accounting model. The lessee is required to recognize an asset a right of use representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. There are recognition exceptions for short-term leases or low-value leases. Accounting for lessors remains similar to IAS 17, that means, lessors continue classifiying the leases as financial or operational.

Entities can apply IFRS 16 using either a full retrospective or a modified retrospective approach for leases. If the company applies the modified retrospective approach it is not required to restate the comparative financial information and the cumulative effect of the initial application of IFRS 16 must be presented as an adjustment to the opening balances of retained earnings.

Arauco has adopted to recognize the cumulative effect of the initial application of the standard as an adjustment to the opening balance of retained earnings as of January 1, 2019. Given this alternative, it is not required to restate the comparative information

The following table shows the initial effects of the adoption of IFRS 16 as of January 1, 2019 on the Arauco Interim Consolidated Financial Statements:

January 1, 2019 ThU.S.$
Right of use assets	286,387
Advances granted	(4,308)
Sublease	1,540
Lease liabilities	283,619

Advances granted are presented net in the line of other financial liabilities.

Sublease has a net impact on the Acumulated earnings on January 1, 2019 of ThU.S.$ 107.

January 1, 2019 ThU.S.$
Operating lease commitments as at December 31, 2018	110,922
Discounted using the lessee’s incremental borrowing rate of at the date of initial application	88,628
Finance lease liabilities recognised as at December 31, 2018	68,187
Lease liabilities recognised due to IFRS 16 implementation	194,991
Lease liability recognised as at January 1, 2019	351,806

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Unaudited Interim Consolidated Financial Statements

June 30, 2019

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b) Standards, interpretations and amendments, the application of which is not yet mandatory, which have not been adopted in advance:

Standards and interpretations	Content	Mandatory application for annual periods beginning on or after

IFRS 17	Insurance Contracts Supersedes IFRS 4. It changes mainly the accounting for insurance contracts and inverstments contracts.	January 1, 2021

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after

IFRS 10 y IAS 28- Amendments	Sale or Contribution of assets among an Investor and its Associates or Joint Ventures.	Indeterminate

IAS 1 y IAS 8	Presentation of Financial Statementes and Accounting Policies, Changes in Accounting Estimates and Errors. Clarifies the definition of material and align the definition used in the Conceptual Framework and the standards themselves.	January 1, 2020

IFRS 3	Definition of a Business Narrows the definitions of a business	January 1, 2020

Arauco estimates that the adoption of the standards, amendments and interpretations described above do not have a significant impact on Arauco’s Interim Consolidated Financial Statements during its initial application period.

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Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 2. ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES

Changes to accounting policies

Arauco has decided to apply IFRS 16 Leases, in accordance with the transition options of this standard, retroactively with the accumulated effect of the initial application, recognized on January 1, 2019, without re-expressing its comparative financial statements as of December 31, 2018.

Arauco has adopted IFRS 16, recognizing liabilities in connection with leases that had been previously classified as operating leases under IAS 17 – Leases.

The lease liabilities under IFRS 16 were measured at the present value of the remaining payments for leases, discounted using the average incremental rate of 3.99%, applied as of January 1, 2019.

The assets by right of use were measured by an amount equivalent to the lease liability, adjusted by the amount of any lease payment that was prepaid or accumulated, in connection with the lease recognized in the balance sheet as of December 31, 2018.

As a consequence of the adoption of IFRS 16, Properties, Plants and Equipment increased by ThU.S.$286,387 and Other Financial Liabilities by ThU.S.$283,619 on January 1, 2019. The following table shows a reconciliation between both amounts.

January 1, 2019 ThU.S.$
Right of use assets	286,387
Advances granted	(4,308)
Sublease	1,540
Lease liabilities	283,619

Advances granted are presented net in the line of other financial liabilities.

Sublease has a net impact on the Acumulated earnings on January 1, 2019 of ThU.S.$ 107.

Upon applying IFRS 16, Arauco chose not to apply the requirements for recognizing a liability and an asset for right of use for the leases which term expires within the 12 months following January 1, 2019 and for those where the underlying asset had insignificant value. The payments related to those leases are recognized on a straight-line basis as an expense in the interim consolidated statement of profit or loss.

Changes to accounting estimates

As of June 30, 2019, there have been no changes regarding the accounting estimates with respect to the 2018 financial year.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 3. DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of information on Issued Capital

At the date of these interim consolidated financial statements the share capital of Arauco is ThU.S.$353,618.

100% of Capital corresponds to ordinary shares.

	06-30-2019	12-31-2018
Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	113,159,655
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$0.0031210 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$353,618

	06-30-2019	12-31-2018
Number of Shares Issued and Fully Paid by Type of Capital in Ordinary Shares	113,159,655

b)	Dividends paid

The interim dividend paid in December 2018 was equivalent to 20% of the distributable net profit calculated as of the end of September 2018 and was considered a decrease in the interim consolidated statements of changes in equity.

The final dividend paid each year in May corresponds to the difference between the 40% of the prior year distributable net profit and the amount of the interim dividend paid, which is considered a decrease to the interim dividend already paid.

The amount of ThU.S.$80,992 (ThU.S.$ 189,546 as of June 30, 2018) presented in the interim consolidated statements of changes in equity correspond to the minimum dividend provision recorded for the period 2019.

In the interim consolidated statements of cash flows, the Dividends Paid line shows an amount of ThU.S.$ 182,109 as of June 30, 2019 (ThU.S.$ 114,442 as of June 30, 2018), of which ThU.S.$ 182,040 (ThU.S.$ 113,773 as of June 30, 2018) correspond to the payment of dividends of the Parent Company.

The following are the dividends paid and the corresponding per share amounts during the periods 2019 and 2018:

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-08-2019
Amount of Dividend	ThU.S.$ 182,040
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$ 1.60870

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Interim Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	12-12-2018
Amount of Dividend	ThU.S.$ 142,256
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$ 1.25712

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-10-2018
Amount of Dividend	ThU.S.$113,773
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$ 1.00542

c)	Disclosure of Information on Reserves

Other reserves comprise reserves of exchange differences on translation, reserves of cash flow hedges and other reserves. Arauco does not have any restrictions associated with these reserves.

Reserves of exchange differences on translation

Reserves of exchange differences on translation correspond to exchange differences relating to the translation of the results and net assets of Arauco’s subsidiaries whose functional currency is other than Arauco’s presentation currency.

Reserves of cash flow hedges

The hedging reserve includes the cash flow hedge reserve and the costs of hedging reserve. The cash flow hedge reserve is used to recognise the effective portion of gains or losses on derivatives that are designated and qualify as cash flow hedges.

Reserve of Actuarial Losses in Defined Benefit Plans

This corresponds to changes in the present value of the obligation for defined benefits resulting from experience adjustments (the effect of the differences between the previous actuarial assumptions and the events that occurred within the context of the plan) and the effects of the changes in the actuarial assumptions.

Other reserves

This mainly corresponds to the share of other comprehensive income of investments in associates and joint ventures.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

d)	Other items in the Interim Consolidated Statements of Profit or Loss

The table below sets forth other income, other expenses, finance income, finance costs and share of profit (loss) of associates and joint ventures for the periods ended June 30, 2019 and 2018 are as follows:

	January - June		April - June
	2019 ThU.S.$	2018 ThU.S.$	2019 ThU.S.$	2018 ThU.S.$
Classes of Other Income
Other Income, Total	131,952	66,459	86,413	29,227
Gain from changes in fair value of biological assets (See note 20)	74,410	51,876	37,429	22,301
Net income from insurance compensation	1,154	1,259	446	1,228
Revenue from export promotion	680	2,076	322	1,037
Lease income	1,314	1,012	694	299
Gain on sales of assets	9,355	6,577	5,087	1,779
Access easement	—	145	—	60
Compensations received	60	509	27	507
Gain on sales of associates	40,842	—	40,842	—
Other operating results	4,137	3,005	1,566	2,016

Classes of Other Expenses by activity
Total of Other Expenses by activity	(50,006)	(33,619)	(27,689)	(16,792)
Depreciation	—	(239)	—	(116)
Legal expenses	(3,224)	(1,529)	(1,886)	(760)
Impairment provision for property, plant and equipment and others	(8,801)	(8,418)	(6,174)	(1,403)
Operating expenses related to plants stoppage	(4,325)	(988)	(612)	(458)
Expenses related to projects	(9,078)	(4,572)	(1,746)	(2,934)
Loss of asset sales	(4,392)	(1,951)	(2,981)	(1,429)
Loss and repair of assets	(511)	(216)	(477)	(192)
Loss of forest due to fires	(6,209)	(629)	(6,209)	(620)
Other Taxes	(7,789)	(8,319)	(4,052)	(4,983)
Research and development expenses	(1,659)	(1,296)	(1,072)	(998)
Fines, readjustments and interests	(645)	(536)	(548)	(356)
Other expenses	(3,373)	(4,926)	(1,932)	(2,543)

Classes of financing income
Financing income, total	14,845	7,345	8,099	2,563
Financial income from mutual funds - term deposits	10,192	5,032	5,333	2,658
Financial income resulting from swap - forward instruments	168	67	168	(570)
Other financial income	4,485	2,246	2,598	475

Classes of financing costs
Financing costs, Total	(126,940)	(103,081)	(69,549)	(51,419)
Interest expense, Banks loans	(16,349)	(14,594)	(9,048)	(7,441)
Interest expense, Bonds	(80,040)	(71,592)	(44,343)	(35,923)
Interest expense, other financial instruments	(12,576)	(7,074)	(6,349)	(3,696)
Interest expence for right-of-use	(6,368)	—	(3,499)	—
Other financial costs	(11,607)	(9,821)	(6,310)	(4,359)

Share of profit (loss) of associates and joint ventures accounted for using equity method
Total	9,657	24,009	5,294	18,164
Investments in associates	1,144	1,523	882	1,352
Joint ventures	8,513	22,486	4,412	16,812

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

The analysis of expenses by nature contained in these interim consolidated financial statements is presented below:

	January - June		April - June
Cost of sales (*)	2019 ThU.S.$	2018 ThU.S.$	2019 ThU.S.$	2018 ThU.S.$
Timber	395,485	355,838	211,243	177,407
Forestry labor costs and other services	280,481	332,029	147,478	173,443
Depreciation and amortization	198,138	192,343	101,489	97,320
Depreciation for right of use	36,470	—	17,932	—
Maintenance costs	139,417	130,622	65,376	65,543
Chemical costs	278,775	276,166	137,558	144,216
Sawmill Services	76,268	77,309	39,724	38,870
Other Raw Materials	105,251	109,720	47,901	53,067
Other Indirect costs	81,265	90,980	41,498	42,137
Energy and fuel	105,743	97,225	51,205	48,482
Cost of electricity	18,258	20,923	9,491	9,799
Wages and salaries	190,320	174,907	95,098	86,187
Total	1,905,871	1,858,062	965,993	936,471

(*)

Total amount is composed by the cost of inventory sales for ThU.S.$ 1,880,586 (ThU.S.$1,820,460 at June 30, 2018) and by cost of rendering services for ThU.S.$ 25,285 (ThU.S.$ 37,602 as of June 30, 2018)

	January - June		April - June
Distribution cost	2019 ThU.S.$	2018 ThU.S.$	2019 ThU.S.$	2018 ThU.S.$
Selling costs	20,074	15,805	10,423	8,026
Commissions	6,593	7,627	3,217	3,912
Insurance	2,242	2,185	1,325	1,207
Provision for doubtful accounts	652	10	860	2
Other selling costs	10,587	5,983	5,021	2,905
Shipping and freight costs	268,104	251,900	132,859	127,279
Port services	16,321	13,859	8,624	5,967
Freights	233,873	213,390	114,627	109,380
Depreciation for right of use	920	—	920	—
Other shipping and freight costs (internation, warehousing, stowage, customs and other costs)	16,990	24,651	8,688	11,932
Total	288,178	267,705	143,282	135,305

	January - June		April - June
Administrative expenses	2019 ThU.S.$	2018 ThU.S.$	2019 ThU.S.$	2018 ThU.S.$
Wages and salaries	121,977	122,467	62,628	56,643
Marketing, advertising, promotion and publications expenses	11,311	5,750	4,684	3,077
Insurances	9,552	7,437	4,616	3,809
Depreciation and amortization	13,762	13,703	6,733	6,758
Depreciation for right of use	3,287	—	1,156	—
Computer services	19,668	15,302	11,642	11,191
Lease rentals (offices, other property and vehicles)	4,575	7,262	793	3,147
Donations, contributions, scholarships	5,911	5,814	2,485	2,554
Fees (legal and technical advisors)	23,352	26,888	12,514	13,395
Property taxes, city permits and rights	8,979	9,884	4,993	5,338
Cleaning services, security services and transportation	11,437	12,658	5,535	6,207
Third-party variable services (maneuvers, logistics)	20,461	22,994	9,987	11,430
Basic services (electricity, telephone)	4,640	4,941	2,381	2,424
Maintenance and repair	3,254	3,470	1,892	1,717
Seminars, courses, training materials	1,329	1,276	742	773
Other administration expenses (travels, clothing and safety equipment, enviromental expenses, audits and others)	24,009	22,621	13,443	12,479
Total	287,504	282,467	146,224	140,942

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 4. INVENTORIES

Components of Inventory	06-30-2019 ThU.S.$	12-31-2018 ThU.S.$
Raw materials	160,267	111,483
Production supplies	124,006	122,794
Work in progress	62,208	66,432
Finished goods	622,414	554,933
Spare Parts	184,790	174,554
Total Inventories	1,153,685	1,030,196

Inventories recognized as cost of sales at June 30, 2019 were ThU.S.$1,880,586 (ThU.S.$1,820,460 at June 30, 2018).

In order to have the inventories recorded at net realizable value at June 30, 2019, a net decrease of inventories was recognized associated with a higher provision of obsolescence of ThU.S.$5,808 (ThU.S.$491 at June 30, 2018). As of June 30, 2019, the amount of obsolescence provision is ThU.S.$32,111 (ThU.S.$26,303 at December 31, 2018).

At June 30, 2019, there were inventory write-offs of ThU.S.$1,166 (ThU.S.$ 851 at June 30, 2018)

The inventory obsolescence provision is calculated based on the sales conditions of products and age of inventory (inventory turnover).

As of the date of these interim consolidated financial statements, there are no inventories pledged as security to report.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, bank checking account balances, time deposits and mutual funds. These are short-term highly liquid investments that are readily convertible to known amounts of cash, and are subject to an insignificant risk of changes in value.

The investment objective of time deposits is to maximize the amounts of cash surpluses in the short-term. These instruments are permitted under Arauco’s Investment Policy which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean Pesos or in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted under Arauco’s Investment Policy.

As of the date of these interim consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

Components of Cash and Cash Equivalents	06-30-2019 ThU.S.$	12-31-2018 ThU.S.$
Cash on hand	163	126
Bank checking account balances	313,469	327,006
Time deposits	643,042	478,775
Mutual funds	294,189	270,035
Total	1,250,863	1,075,942

The risk classification of the Company’s mutual funds as of June 30, 2019 and December 31, 2018 is shown below.

	06-30-2019 ThU.S.$	12-31-2018 ThU.S.$
AAAfm	291,990	268,237
No classification	2,199	1,798
Total Mutual Funds	294,189	270,035

Changes in Financial Liabilities

	Opening balance 01-01-2019 ThU.S.$	Increase (decrease) for changes in accounting policies ThU.S.$	Re- expressed opening balance ThU.S.$	Cash Flow
				Borrowings obtained ThU.S.$	Borrowings paid ThU.S.$	Interest paid ThU.S.$	Accrued interest ThU.S.$	Inflation adjustment ThU.S.$	Non-cash movements ThU.S.$	Closing balance 06-30-2019 ThU.S.$
Borrowings from banks	940,435	—	940,435	95,466	(80,230)	(17,195)	16,735	750	(1,274)	954,687
Hedging liabilities	71,599	—	71,599	—	—	(9,973)	9,973	—	(41,756)	29,843
Bonds and promissory notes	3,501,654	—	3,501,654	992,570	(121,499)	(77,900)	83,722	51,811	(12,810)	4,417,548
Lease liabilities (IFRS 16)	68,187	283,619	351,806	—	(43,041)	(6,229)	6,234	3,790	20,900	333,460
Total	4,581,875	283,619	4,865,494	1,088,036	(244,770)	(111,297)	116,664	56,351	(34,940)	5,735,538

	Opening balance 01-01-2018 ThU.S.$	Cash Flow						Closing balance 12-31-2018 ThU.S.$
		Borrowings obtained ThU.S.$	Borrowings paid ThU.S.$	Interest paid ThU.S.$	Accrued interest ThU.S.$	Inflation adjustment ThU.S.$	Non-cash movements ThU.S.$
Borrowings from banks	858,457	534,474	(453,789)	(28,397)	30,133	761	(1,204)	940,435
Hedging liabilities	5,393	—	—	(803)	—	(138)	67,147	71,599
Bonds and promissory notes	3,302,685	329,077	(21,495)	(143,080)	144,116	(112,773)	3,124	3,501,654
Total	4,166,535	863,551	(475,284)	(172,280)	174,249	(112,150)	69,067	4,513,688

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 6. INCOME TAXES

The tax rates applicable in the countries in which Arauco operates are 27% in Chile, 30% in Argentina, 34% in Brazil, 25% in Uruguay and 21% in the United States (federal tax).

On December 22, 2017, a new law was enacted in the United States that amended several articles of the Income Tax Act. The most relevant amendments of this law include the reduction of the income tax rate, from 35% as to 21% by 2018 fiscal year. This amendment generated a benefit of ThU.S.$ 17,600 for Arauco’s subsidiaries in that country as of December 31, 2017, as a result of the reduction of the net deferred liabilities generated by the reduction of the federal income tax rate.

On December 29, 2017, Law No. 27,430 was enacted in the Official Gazette of Argentina, which amended several articles of the Income Tax Act. The most relevant amendments include the reduction of the federal income tax rate from 35% to 30% by 2018 and 2019 fiscal years, and 25% by 2020. This amendment generated a benefit of ThU.S$ 62,677 for Arauco’s subsidiaries in that country as of December 31, 2017, as a result of the reduction of the net deferred liabilities generated by the reduction of the federal income tax rate.

On March 25, 2019, the subsidiary Arauco Argentina S.A. chose to conduct the Tax Reappraisal set forth in Title X – Chapter 1 of Law No. 27,430. The option was exercised for all Properties, Plants and Equipments included in the category of amortizable movable assets, pursuant to the income tax law, which were adjusted to inflation using the coefficients published in that law for the purposes of calculating the aforementioned tax. The effect of the special tax in the presentation is to $122,835,595 argentinian pesos (equivalent to ThU.S.$2,892 as of June 30, 2019), which was paid in five instalments during year 2019. Additionally, the increase of the value of these tax assets, arising from this adjustment, generated a decrease of the liabilities for deferred taxes as of June 30, 2019 of to approximately ThU.S.$16,177. Both the loss for the special tax as well as the profits for the decrease of the deferred tax, are shown in the Income tax line.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Deferred Tax Assets

The following table sets forth the deferred tax assets as of the dates indicated:

Deferred Tax Assets	06-30-2019 ThU.S.$	12-31-2018 ThU.S.$
Deferred tax Assets relating to Provisions	6,201	6,105
Deferred tax Assets relating to Accrued Liabilities	6,987	10,906
Deferred tax Assets relating to Post-Employment benefits	20,279	19,072
Deferred tax Assets relating to Property, Plant and equipment	8,999	10,125
Deferred tax Assets relating to Financial Instruments	24,046	9,761
Deferred tax Assets relating to Tax Loss Carryforward	136,956	109,320
Deferred tax Assets relating to Inventories	6,552	5,532
Deferred tax Assets relating to Provisions for Income	7,702	7,443
Deferred tax Assets relating to Allowance for Doubtful Accounts	5,210	5,001
Intangible revaluation differences	7,871	7,651
Deferred tax Assets relating to Other Deductible Temporary Differences	38,414	21,108
Total Deferred Tax Assets	269,217	212,024

Offsetting presentation	(263,014)	(207,389)

Net Effect	6,203	4,635

Certain subsidiaries of Arauco mainly in Chile, Brazil and Uruguay, as of the date of these interim consolidated financial statements, present tax losses for which we estimate that, given the projection of future profits, will allow the recovery of these assets. The total amount of these tax losses is ThU.S.$491,260 (ThU.S.$ 368,938 at December 31, 2018), which are mainly originated by operational and financial losses.

In addition, as of the closing date of these interim consolidated financial statements there are ThU.S.$144,787 (ThU.S.$ 183,162 at December 31, 2018) of non-recoverable tax losses from companies in Uruguay as joint operations based on the participation of Arauco and subsidiaries in USA, for which deferred tax assets have not been recognized. The estimated recovery period exceeds the expiry date of such tax losses.

Deferred Tax Liabilities

The following table sets forth the deferred tax liabilities as of the dates indicated:

Deferred Tax Liabilities	06-30-2019 ThU.S.$	12-31-2018 ThU.S.$
Deferred tax Liabilities relating to Property, Plant and Equipment	846,203	829,288
Deferred tax Liabilities relating to Financial Instruments	21,363	14,225
Deferred tax Liabilities relating to Biological Assets	646,470	661,582
Deferred tax Liabilities relating to Inventory	43,673	39,025
Deferred tax Liabilities relating to Prepaid Expenses	45,934	37,897
Deferred tax Liabilities relating to Intangible	20,921	20,240
Deferred tax Liabilities relating to Other Taxable Temporary Differences	28,409	22,790
Total Deferred Tax Liabilities	1,652,973	1,625,047

Offsetting presentation	(263,014)	(207,389)

Net Effect	1,389,959	1,417,658

The effect of changes in current and deferred tax liabilities related to financial hedging instruments corresponds to a debit of ThU.S.$5,159 as of June 30, 2019 (compared to a credit of ThU.S.$ 12,292 for the period ended June 30, 2018), which is presented net in Reserves for Cash Flow Hedges in the Interim Consolidated Statement of Changes in Equity.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of deferred tax assets and liabilities

	Opening Balance 01-01-2019	Deferred tax Expenses (Income)	Deferred tax of items charged to other comprehensive income	Increase (decrease) through business combinations	Increase (decrease) Net exchange differences	Closing balance 06-30-2019
Deferred Tax Assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S$
Deferred tax Assets relating to Provisions	6,105	(171)	—	244	23	6,201
Deferred tax Assets relating to Accrued Liabilities	10,906	(4,197)	—	197	81	6,987
Deferred tax Assets relating to Post-Employment benefits	19,072	1,172	(133)	150	18	20,279
Deferred tax Assets relating to Property, Plant and equipment	10,125	(1,126)	—	—	—	8,999
Deferred tax Assets relating to Financial Instruments	9,761	17,184	(2,898)	—	(1)	24,046
Deferred tax Assets relating to Tax Loss Carryforward	109,320	25,737	—	1,505	394	136,956
Deferred tax Assets relating to Inventories	5,532	740	—	279	1	6,552
Deferred tax Assets relating to Provisions for Income	7,443	132	—	112	15	7,702
Deferred tax Assets relating to Allowance for Doubtful Accounts	5,001	131	—	68	10	5,210
Intangible revaluation differences	7,651	163	—	—	57	7,871
Deferred tax Assets relating to Other Deductible Temporary Differences	21,108	16,566	—	731	9	38,414
Total Deferred Tax Assets	212,024	56,331	(3,031)	3,286	607	269,217

	Opening Balance 01-01-2019 IAS 39	Deferred tax Expenses (Income)	Deferred tax of items charged to other comprehensive income	Increase (decrease) through business combinations	Increase (decrease) Net exchange differences	Closing balance 06-30-2019
Deferred Tax Liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S$
Deferred tax Liabilities relating to Property, Plant and Equipment	829,288	12,633	—	4,234	48	846,203
Deferred tax Liabilities relating to Financial Instruments	14,225	7,138	—	—	—	21,363
Deferred tax Liabilities relating to Biological Assets	661,582	(16,001)	—	—	889	646,470
Deferred tax Liabilities relating to Inventory	39,025	4,602	—	—	46	43,673
Deferred tax Liabilities relating to Prepaid Expenses	37,897	7,966	—	69	2	45,934
Deferred tax Liabilities relating to Intangible	20,240	484	—	—	197	20,921
Deferred tax Liabilities relating to Other Taxable Temporary Differences	22,790	4,968	—	182	469	28,409
Total Deferred Tax Liabilities	1,625,047	21,790	—	4,485	1,651	1,652,973

	Opening Balance 01-01-2018 IAS 39	Amounts restated	Opening Balance 01-01-2018 IFRS 9	Deferred tax Expenses (Income)	Deferred tax of items charged to other comprehensive income	Increase (decrease) Net exchange differences	Closing balance 12-31-2018
Deferred Tax Assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S$
Deferred tax Assets relating to Provisions	7,433		7,433	(1,015)	—	(313)	6,105
Deferred tax Assets relating to Accrued Liabilities	11,267		11,267	(361)	—	—	10,906
Deferred tax Assets relating to Post-Employment benefits	19,276		19,276	297	(504)	3	19,072
Deferred tax Assets relating to Property, Plant and equipment	11,657		11,657	(1,532)	—	—	10,125
Deferred tax Assets relating to Financial Instruments	4,348	709	5,057	(507)	5,211	—	9,761
Deferred tax Assets relating to Tax Loss Carryforward	62,706		62,706	53,103	—	(6,489)	109,320
Deferred tax Assets relating to Inventories	5,941		5,941	(378)	—	(31)	5,532
Deferred tax Assets relating to Provisions for Income	21,354		21,354	(13,910)	—	(1)	7,443
Deferred tax Assets relating to Allowance for Doubtful Accounts	5,149	918	6,067	(843)	—	(223)	5,001
Intangible revaluation differences	10,389		10,389	(1,244)	—	(1,494)	7,651
Deferred tax Assets relating to Other Deductible Temporary Differences	27,364		27,364	(3,838)	—	(2,418)	21,108
Total Deferred Tax Assets	186,884	1,627	188,511	29,772	4,707	(10,966)	212,024

	Opening Balance 01-01-2018 IAS 39	Amounts restated	Opening Balance 01-01-2018 IFRS 9	Deferred tax Expenses (Income)	Deferred tax of items charged to other comprehensive income	Increase (decrease) Net exchange differences	Closing balance 12-31-2018
Deferred Tax Liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S$
Deferred tax Liabilities relating to Property, Plant and Equipment	860,498	—	860,498	(23,428)	—	(7,782)	829,288
Deferred tax Liabilities relating to Financial Instruments	12,684	—	12,684	1,542	—	(1)	14,225
Deferred tax Liabilities relating to Biological Assets	676,876	—	676,876	2,060	—	(17,354)	661,582
Deferred tax Liabilities relating to Inventory	32,580	—	32,580	6,445	—	—	39,025
Deferred tax Liabilities relating to Prepaid Expenses	41,600	—	41,600	(3,703)	—	—	37,897
Deferred tax Liabilities relating to Intangible	22,014	—	22,014	(562)	—	(1,212)	20,240
Deferred tax Liabilities relating to Other Taxable Temporary Differences	17,731	—	17,731	6,450	—	(1,391)	22,790
Total Deferred Tax Liabilities	1,663,983	—	1,663,983	(11,196)	—	(27,740)	1,625,047

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Temporary Differences

The following tables summarize the deductible and taxable temporary differences:

	06-30-2019		12-31-2018
Detail of classes of Deferred Tax Temporary Differences	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$
Deferred Tax Assets	132,261		102,704
Deferred Tax Assets - Tax loss carryforward	136,956		109,320
Deferred Tax Liabilities		1,652,973		1,625,047
Total	269,217	1,652,973	212,024	1,625,047

	January - June		April - June
Detail of Temporary Difference Income and Loss Amounts	2019 ThU.S.$	2018 ThU.S.$	2019 ThU.S.$	2019 ThU.S.$
Deferred Tax Assets	30,594	(23,456)	11,299	(9,150)
Deferred Tax Assets - Tax loss carryforward	25,737	17,774	8,601	8,270
Deferred Tax Liabilities	(21,790)	5,059	(20,300)	(62)
Total	34,541	(623)	(400)	(942)

Income Tax Expense

Income tax expense consists of the following:

	January - June		April - June
Income Tax composition	2019 ThU.S.$	2018 ThU.S.$	2019 ThU.S.$	2018 ThU.S.$
Current income tax expense	(81,699)	(123,709)	(34,874)	(71,354)
Tax benefit arising from unrecognized tax assets previously used to reduce current tax expense	3,771	2,714	3,771	2,714
Prior period current income tax adjustments	(2,871)	(1,766)	(56)	(2,412)
Other current benefit tax (expenses)	(707)	(1,312)	(306)	(861)
Current Tax Expense, Net	(81,506)	(124,073)	(31,465)	(71,913)
Deferred tax expense relating to origination and reversal of temporary differences	8,804	(18,397)	(9,001)	(9,212)
Tax benefit arising from previously unrecognized tax loss carryforward	25,737	17,774	8,601	8,270
Total deferred Tax benefit (expense), Net	34,541	(623)	(400)	(942)
Income Tax benefit (expense), Total	(46,965)	(124,696)	(31,865)	(72,855)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

The following table presents the current income tax expense detailed by foreign and domestic (Chile) companies at June 30, 2019 and 2018:

	January - June		April - June
	2019 ThU.S.$	2018 ThU.S.$	2019 ThU.S.$	2018 ThU.S.$
Foreign current income tax expense	(17,336)	(12,667)	(8,033)	(3,790)
Domestic current income tax expense	(64,170)	(111,406)	(23,432)	(68,123)
Total current income tax expense	(81,506)	(124,073)	(31,465)	(71,913)
Foreign deferred tax benefit (expense)	32,098	(1,749)	12,237	(5,893)
Domestic deferred tax benefit (expense)	2,443	1,126	(12,637)	4,951
Total deferred tax benefit (expense)	34,541	(623)	(400)	(942)
Total income tax benefit (expense)	(46,965)	(124,696)	(31,865)	(72,855)

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

	January - June		April - June
Reconciliation of Income tax from Statutory Rate to Effective Tax Rate	2019 ThU.S.$	2018 ThU.S.$	2019 ThU.S.$	2018 ThU.S.$
Statutory domestic (Chile) income tax rate	27.0%	27.0%	27.0%	27.0%
Tax Expense at statutory tax rate	(62,233)	(151,373)	(24,109)	(83,993)
Tax effect of foreign tax rates	858	2,827	306	2,830
Tax effect of revenues exempt from taxation	44,451	31,185	5,989	12,562
Tax effect of not deductible expenses	(44,235)	(9,414)	(20,463)	(3,049)
Tax rate effect of tax loss carry forwards	—	374	—	126
Tax effect of Previously Unrecognized Tax Benefit in the Income Statement	—	108	—	108
Tax effect of a new evaluation of assets for deferred not recognized taxes	16,041	—	4,488	—
Tax rate effect of adjustments for current tax of prior periods	(2,871)	(1,766)	(56)	(2,412)
Other tax rate effects	1,024	3,363	1,980	973
Total adjustments to tax expense at applicable tax rate	15,268	26,677	(7,756)	11,138
Tax benefit (expense) at effective tax rate	(46,965)	(124,696)	(31,865)	(72,855)

Current tax assets and liabilities

The current tax assets and liabilities balances are as follow:

Current tax Liabilities	06-30-2019 ThU.S.$	12-31-2018 ThU.S.$
Monthly Provisional Payments (MPP)	85,236	1,662
Income tax receivable	27,023	19,538
Provision tax income	(63,901)	(1,371)
Other tax receivables	12,365	16,684
Total	60,723	36,513

Current tax Liabilities	06-30-2019 ThU.S.$	12-31-2018 ThU.S.$
Provision tax income (First category)	11,850	260,538
Monthly Provisional Payments (MPP)	(6,067)	(107,023)
Other tax payables	1,413	127
Total	7,196	153,642

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

	06-30-2019	12-31-2018
Property, Plant and Equipment	ThU.S.$	ThU.S.$
Property, Plant and Equipment	7,473,712	7,174,693
Property, Plant and Equipment by right of use	336,463	—
Total	7,810,175	7,174,693

Property, Plant and Equipment

	06-30-2019	12-31-2018
Property, Plant and Equipment, Net	ThU.S.$	ThU.S.$
Construction work in progress	1,281,658	1,030,730
Land	982,975	972,143
Buildings	2,127,157	2,062,887
Plant and equipment	2,913,716	2,921,462
Information technology equipment	21,584	23,292
Fixtures and fittings	10,137	15,906
Motor vehicles	13,983	14,916
Other property, plant and equipment	122,502	133,357
Total Net	7,473,712	7,174,693

Property, Plant and Equipment, Gross
Construction work in progress	1,281,658	1,030,730
Land	982,975	972,143
Buildings	4,092,962	3,959,186
Plant and equipment	6,567,255	6,388,843
Information technology equipment	89,474	86,558
Fixtures and fittings	41,649	44,694
Motor vehicles	54,379	53,507
Other property, plant and equipment	141,246	157,301
Total Gross	13,251,598	12,692,962

Accumulated depreciation and impairment
Buildings	(1,965,805)	(1,896,299)
Plant and equipment	(3,653,539)	(3,467,381)
Information technology equipment	(67,890)	(63,266)
Fixtures and fittings	(31,512)	(28,788)
Motor vehicles	(40,396)	(38,591)
Other property, plant and equipment	(18,744)	(23,944)
Total	(5,777,886)	(5,518,269)

Description of Property, Plant and Equipment Pledged as Security for Liabilities

As of June 30, 2019, there are no significant assets pledged as collateral to be disclosed in these interim consolidated financial statements.

Disbursements commitments for the acquisition of property, plant and equipment and disbursements for property, plant and equipment under construction.

	06-30-2019	12-31-2018
	ThU.S.$	ThU.S.$
Amount committed for the acquisition of property, plant and equipment	994,626	798,631

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of Property, Plant and Equipment

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of June 30, 2019 and December 31, 2018:

Reconciliation of Property, Plant and Equipment	Construction work in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipment ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2019	1,030,730	972,143	2,062,887	2,921,462	23,292	15,906	14,916	133,357	7,174,693
Increase (decrease) for changes in accounting policies	—	—	—	(55,015)	—	—	—	(17,237)	(72,252)
Restated opening balance	1,030,730	972,143	2,062,887	2,866,447	23,292	15,906	14,916	116,120	7,102,441
Changes
Additions	442,398	6,821	2,362	9,594	466	213	1,499	9,145	472,498
Acquisitions through business combinations	12,839	3,865	22,431	80,355	168	197	1	6,272	126,128
Disposals	—	(1,109)	(4,455)	(1,352)	—	(4)	(4)	—	(6,924)
Withdrawals	(4,888)	(499)	(1,401)	(7,013)	(1)	(1)	(11)	(1,589)	(15,403)
Depreciation	—	—	(62,876)	(147,866)	(3,108)	(1,301)	(2,067)	(599)	(217,817)
Impairment loss recognized in profit or loss	—	—	(7)	(1)	—	(9)	—	—	(17)
Increase (decrease) through net exchange differences	(1,038)	1,097	6,324	5,655	56	12	56	(311)	11,851
Reclassification to assets held for sale	—	—	—	(101)	—	—	—	—	(101)
Increase (decrease) through transfers from construction in progress	(198,383)	657	101,892	106,952	711	(4,876)	(417)	(6,536)	—
Reclassification of assets from leasing	—	—	—	1,046	—	—	10	—	1,056
Total changes	250,928	10,832	64,270	47,269	(1,708)	(5,769)	(933)	6,382	371,271
Closing balance 06-30-2019	1,281,658	982,975	2,127,157	2,913,716	21,584	10,137	13,983	122,502	7,473,712

Reconciliation of Property, Plant and Equipment	Construction work in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipment ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2018	597,351	1,008,310	2,135,201	3,112,755	22,665	12,297	15,959	129,761	7,034,299
Changes
Additions	660,918	3	6,949	42,467	1,125	1,146	2,352	15,516	730,476
Acquisitions through business combinations	—	3,900	—	4,887	—	—	—	—	8,787
Disposals	(1,994)	(448)	(770)	(702)	(42)	—	(129)	(528)	(4,613)
Withdrawals	(6,269)	(4,466)	(1,656)	(17,680)	(42)	(28)	(84)	(5,599)	(35,824)
Depreciation	—	—	(125,407)	(316,118)	(5,791)	(2,870)	(3,920)	(3,660)	(457,766)
Impairment loss recognized in profit or loss	—	—	(654)	(356)	(5)	(20)	—	—	(1,035)
Increase (decrease) through net exchange differences	(4,115)	(34,204)	(15,444)	(42,059)	(175)	(210)	(217)	(6,332)	(102,756)
Reclassification to assets held for sale	—	(2,193)	(5)	5,323	—	—	—	—	3,125
Increase (decrease) through transfers from construction in progress	(215,161)	1,241	64,673	132,945	5,557	5,591	955	4,199	—
Total changes	433,379	(36,167)	(72,314)	(191,293)	627	3,609	(1,043)	3,596	140,394
Closing balance 12-31-2018	1,030,730	972,143	2,062,887	2,921,462	23,292	15,906	14,916	133,357	7,174,693

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

The depreciation expense for the period ending June 30, 2019 and 2018 is as follows:

	January - June		April - June
Depreciation for the year	2019 ThU.S.$	2018 ThU.S.$	2019 ThU.S.$	2018 ThU.S.$
Cost of sales	198,138	192,343	101,489	97,320
Administrative expenses	7,520	7,769	3,663	3,860
Other expenses	766	680	429	333
Total	206,424	200,792	105,581	101,513

The useful lives of property, plant and equipment are estimated based on the expected use of the assets. The average useful lives by asset class are as follow:

Years of Useful Life (Average)
Buildings	58
Plant and equipment	30
Information technology equipment	8
Fixtures and fittings	28
Motor vehicles	7
Other property, plant and equipment	14

See Note 12 for details of capitalized borrowing costs.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Property, Plant and Equipment by Right of Use

06-30-2019
ThU.S.$
Property, Plant and Equipment by right of use, Net
Land	67,106
Buildings	18,113
Plant and equipment	91,686
Information technology equipment	246
Fixtures and fittings	1,383
Motor vehicles	141,231
Other property, plant and equipment	16,698
Total Net	336,463

Property, Plant and Equipment by right of use, Gross
Land	70,480
Buildings	20,837
Plant and equipment	108,784
Information technology equipment	315
Fixtures and fittings	1,595
Motor vehicles	159,483
Other property, plant and equipment	17,489
Total Gross	378,983

Accumulated depreciation and impairment by right of use
Land	(3,374)
Buildings	(2,724)
Plant and equipment	(17,098)
Information technology equipment	(69)
Fixtures and fittings	(212)
Motor vehicles	(18,252)
Other property, plant and equipment	(791)
Total	(42,520)

Reconciliation of Property, Plant and Equipment by Right of Use

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment by right of use as of June 30, 2019:

Reconciliation of Property, Plant and Equipment by right of use	Land ThU.S.$	Buildings ThU.S.$	Plant and equipment ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2019	—	—	—	—	—	—	—	—
Increase (decrease) for changes in accounting policies	65,363	20,837	111,537	308	—	143,361	17,233	358,639
Restated opening balance	65,363	20,837	111,537	308	—	143,361	17,233	358,639
Changes
Additions	4,264	51	817	—	1,595	16,062	1,893	24,682
Withdrawals	—	—	(4,652)	—	—	—	—	(4,652)
Depreciation	(3,374)	(2,724)	(17,098)	(69)	(212)	(18,252)	(1,377)	(43,106)
Increase (decrease) through net exchange differences	853	41	(291)	7	—	60	5	675
Increase (decrease) through others	—	(92)	1,373	—	—	—	—	1,281
Reclassification of assets from leasing	—	—	—	—	—	—	(1,056)	(1,056)
Total changes	1,743	(2,724)	(19,851)	(62)	1,383	(2,130)	(535)	(22,176)

Closing balance 06-30-2019	67,106	18,113	91,686	246	1,383	141,231	16,698	336,463

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

The following table set forth the composition of the initial impact of the IFRS 16 enactment on Property, Plant and Equipment by right of use:

January 01, 2019
ThU.S.$
Assets by right of use under IFRS 16	286,387
Assets from leasings under IAS 17	72,252
Increase (decrease) for changes in accounting policies	358,639

The depreciation expense for the period ending June 30, 2019 Property, Plant and Equipment by right of use is as follows:

	January - June	April - June
	2019	2019
Depreciation for the period	ThU.S.$	ThU.S.$
Cost of sales	36,470	17,932
Distribution costs	920	920
Administrative expenses	3,287	1,156
Total	40,677	20,008

Additionally, Arauco has recognized directly in the interim consolidated statement of profit or loss, the following leases concepts excluded from the application of IFRS 16:

January - June
2019
Depreciation for the year	ThU.S.$
Expenses from payments of variable leases	53,534
Expenses from low value leases	293
Expenses from short-term leases	11,667
Total	65,494

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 8. LEASES

Arauco acting as lessee

Arauco has adopted IFRS 16 - Leases, the effects of initial application of the standard have been disclosed in Note 2 - Changes in policies and accounting estimates. Assets by rights of use and lease liabilities have been included in Notes 7 and 23, respectively.

Arauco acting as lessor

IFRS 16 substantially maintains the accounting requirements of the lessor of IAS 17. Consequently, Arauco has continued to classify its leases as operating or financial.

Reconciliation of Financial Lease Minimum Payments:

	06-30-2019
	Gross	Interest	Present Value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	1,252	24	1,228
Between one and five years	427	—	427
More than five years	—	—	—
Total	1,679	24	1,655

	12-31-2018
	Gross	Interest	Present Value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	1,180	49	1,131
Between one and five years	837	—	837
More than five years	—	—	—
Total	2,017	49	1,968

Financial lease receivables are presented in the interim consolidated statements of financial position in line items “Trade and other current receivable” and “Trade and other non-current receivable” depending on their maturities stated above.

Arauco accounts for its lease contracts as financial leases. These lease contracts are for a term of less than five-years at market interest rates and leased assets are forestry machinery and equipment. They also include an early termination option, under general and special conditions stipulated in each contract.

Arauco holds leases as lessee and lessor, described in the previous tables, for which there are no impairment contingent payments or restrictions to report.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 9. REVENUE

	January - June		April - June
Classes of revenue	2019 ThU.S.$	2018 ThU.S.$	2019 ThU.S.$	2018 ThU.S.$
Revenue from sales of goods	2,704,086	2,965,069	1,332,833	1,527,190
Revenue from rendering of services	35,670	58,922	18,737	32,147
Total	2,739,756	3,023,991	1,351,570	1,559,337

The reportable segments revenues by business area and by geographical area are presented in Note 24.

NOTE 10. EMPLOYEE BENEFITS

Classes of Benefits and Expenses by Employee

	January - June		April - June
	2019 ThU.S.$	2018 ThU.S.$	2019 ThU.S.$	2018 ThU.S.$
Employee expenses	332,933	307,945	173,702	165,159
Wages and salaries	323,567	291,897	168,960	160,480
Severance indemnities	9,366	16,048	4,742	4,679

	06-30-2019	12-31-2018
Discount rate	5.91%	5.91%
Inflation	3.00%	3.00%
Annual rate of wage growth	5.22%	5.22%
Mortality rate (1)	RV-2014	RV-2014

(1)

For the purposes of determining the technical reserves, Chilean annuity providers are required by law to utilize the mortality tables specified by the SVS (currently Chilean Commission for the Financial Market). The most recent table is the RV-2014, which is based on Chilean pensioner experience from 2006-2013 (SP & SVS, 2013). The mortality tables distinguish between males and females.

Sensitivities to assumptions	ThU.S.$
Discount rate
Increase in 100 bps	(5,327)
Decrease in 100 bps	5,830
Wage growth rates
Increase in 100 bps	5,259
Decrease in 100 bps	(4,644)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligations as of June 30, 2019 and December 31, 2018:

	06-30-2019 ThU.S.$	12-31-2018 ThU.S.$
Current	5,973	5,656
Non-current	68,968	64,895
Total	74,941	70,551

Reconciliation of the present value of severance indemnities obligations	06-30-2019 ThU.S.$	12-31-2018 ThU.S.$
Opening balance	70,551	71,763
Bussines combinations	462	—
Current service cost	2,774	5,201
Interest cost	2,125	3,723
(Gains) losses from changes in actuarial assumptions	—	(172)
Actuarial gains and losses arising from experience	(543)	(1,685)
Benefits paid	(1,973)	(4,773)
Costs from past services	—	4,710
Increase (decrease) for foreign currency exchange rates changes	1,545	(8,216)
Closing balance	74,941	70,551

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 11. BALANCES IN FOREIGN CURRENCY AND FOREIGN CURRENCY EXCHANGE RATE IMPACT IN PROFIT OR LOSS.

	06-30-2019	12-31-2018
	ThU.S.$	ThU.S.$
Total Current Assets	3,829,928	3,441,160

Cash and Cash Equivalents	1,250,863	1,075,942
U.S Dollar	937,839	834,513
Euros	18,838	8,295
Brazilian Real	44,493	44,605
Argentine Pesos	3,016	2,854
Mexican Pesos	5,944	1,461
Other currencies	2,734	3,914
Chilean Pesos	237,999	180,300

Other current financial assets	1,027	497
U.S Dollar	1,027	497

Other current non-financial assets	192,934	129,854
U.S Dollar	86,124	49,170
Euros	100	125
Brazilian Real	14,637	19,018
Argentine Pesos	6,992	5,855
Mexican Pesos	703	42
Other currencies	7,073	5,283
Chilean Pesos	77,305	50,361

Trade and other current receivables	851,994	839,184
U.S Dollar	611,077	631,047
Euros	4,213	7,399
Brazilian Real	65,450	66,500
Argentine Pesos	21,660	15,044
Mexican Pesos	42,822	8,576
Other currencies	8,655	6,882
Chilean Pesos	94,217	99,950
U.F.	3,900	3,786

Accounts receivable from related companies	4,445	7,324
U.S Dollar	814	591
Brazilian Real	231	83
Chilean Pesos	2,833	6,169
U.F.	567	481

Current Inventories	1,153,685	1,030,196
U.S Dollar	1,038,778	957,529
Brazilian Real	81,524	72,667
Mexican Pesos	33,383	—

Current biological assets	308,589	315,924
U.S Dollar	245,953	253,672
Brazilian Real	62,636	62,252

Current tax assets	60,723	36,513
U.S Dollar	11,717	16,042
Euros	25	262
Brazilian Real	7,464	4,978
Mexican Pesos	1,802	102
Other currencies	2,604	1,399
Chilean Pesos	37,111	13,730

Non-current assets or disposal groups classified as held for sale	5,668	5,726
U.S Dollar	5,039	5,152
Brazilian Real	580	574
Mexican Pesos	49	—

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

	06-30-2019	12-31-2018
	ThU.S.$	ThU.S.$
Total Non Current Assets	11,833,650	11,152,588

Other non-current financial assets	49,165	20,346
U.S Dollar	49,165	20,346

Other non-current non-financial assets	114,187	86,948
U.S Dollar	106,688	79,615
Brazilian Real	5,005	4,946
Argentine Pesos	1,262	1,427
Mexican Pesos	897	640
Other currencies	90	90
Chilean Pesos	245	230

Trade and other non-current receivables	11,334	15,149
U.S Dollar	3,612	7,733
Brazilian Real	612	1,040
Other currencies	25	27
Chilean Pesos	3,445	3,267
U.F.	3,640	3,082

Accounts receivable from related companies, non-current	—	481
U.F.	—	481

Investments accounted for using equity method	304,971	358,053
U.S Dollar	75,511	135,805
Euros	184,084	177,548
Brazilian Real	42,526	42,052
Chilean Pesos	2,850	2,648

Intangible assets other than goodwill	96,720	90,093
U.S Dollar	94,480	87,729
Brazilian Real	2,112	2,364
Mexican Pesos	128	—

Goodwill	66,299	65,851
U.S Dollar	42,762	42,573
Brazilian Real	23,537	23,278

Property, plant and equipment	7,810,175	7,174,693
U.S Dollar	7,147,472	6,675,290
Brazilian Real	540,308	498,993
Mexican Pesos	121,992	—
Chilean Pesos	403	410

Non-current biological assets	3,374,596	3,336,339
U.S Dollar	2,955,059	2,924,266
Brazilian Real	419,537	412,073

Deferred tax assets	6,203	4,635
U.S Dollar	4,916	4,558
Brazilian Real	537	36
Mexican Pesos	750	41

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

	06-30-2019			12-31-2018
	Up to 90 days ThU.S.$	From 91 days to 1 year ThU.S.$	Total ThU.S.$	Up to 90 days ThU.S.$	From 91 days to 1 year ThU.S.$	Total ThU.S.$
Total Liabilities, current	1,114,676	267,225	1,381,901	1,160,815	418,949	1,579,764

Other current financial liabilities	300,049	244,328	544,377	121,606	415,990	537,596
U.S Dollar	279,275	136,414	415,689	110,329	334,747	445,076
Euros	19	39	58	—	—	—
Brazilian Real	3,297	9,618	12,915	1,880	4,948	6,828
Mexican Pesos	136	150	286	—	—	—
Other currencies	38	98	136	—	—	—
Chilean Pesos	9,103	27,166	36,269	1,334	3,683	5,017
U.F.	8,181	70,843	79,024	8,063	72,612	80,675

Bank Loans	83,490	113,281	196,771	84,778	130,271	215,049
U.S Dollar	81,705	108,361	190,066	82,898	125,323	208,221
Euros	—	21	21	—	—	—
Brazilian Real	1,785	4,899	6,684	1,880	4,948	6,828

Financial Leases	20,511	61,614	82,125	7,265	23,651	30,916
U.S Dollar	3,730	13,011	16,741	—	—	—
Euros	19	18	37	—	—	—
Brazilian Real	1,512	4,719	6,231	—	—	—
Mexican Pesos	136	150	286	—	—	—
Other currencies	38	98	136	—	—	—
Chilean Pesos	9,103	27,166	36,269	1,334	3,683	5,017
U.F.	5,973	16,452	22,425	5,931	19,968	25,899

Other Loans	196,048	69,433	265,481	29,563	262,068	291,631
U.S Dollar	193,840	15,042	208,882	27,431	209,424	236,855
U.F.	2,208	54,391	56,599	2,132	52,644	54,776

Trade and other current payables	689,026	7,631	696,657	659,618	—	659,618
U.S Dollar	169,112	2	169,114	184,989	—	184,989
Euros	12,297	328	12,625	7,450	—	7,450
Brazilian Real	75,628	5,526	81,154	64,873	—	64,873
Argentine Pesos	11,273	—	11,273	15,590	—	15,590
Mexican Pesos	29,569	1,775	31,344	1,378	—	1,378
Other currencies	7,865	—	7,865	8,272	—	8,272
Chilean Pesos	351,156	—	351,156	348,886	—	348,886
U.F.	32,126	—	32,126	28,180	—	28,180

Accounts payable to related companies	8,099	—	8,099	10,229	—	10,229
U.S Dollar	378	—	378	1,777	—	1,777
Chilean Pesos	7,721	—	7,721	8,452	—	8,452

Other current provisions	1,279	—	1,279	413	—	413
U.S Dollar	464	—	464	413	—	413
Mexican Pesos	815	—	815	—	—	—

Current tax liabilities	6,835	361	7,196	152,994	648	153,642
U.S Dollar	—	—	—	88	—	88
Euros	—	—	—	7	—	7
Brazilian Real	263	—	263	—	—	—
Argentine Pesos	5,198	—	5,198	16,730	—	16,730
Mexican Pesos	1,374	—	1,374	102	—	102
Chilean Pesos	—	361	361	136,067	648	136,715

Current provisions for employee benefits	5,945	28	5,973	4,923	733	5,656
Brazilian Real	5	—	5	51	—	51
Other currencies	9	—	9	—	—	—
Chilean Pesos	5,931	28	5,959	4,872	733	5,605

Other current non-financial liabilities	103,443	14,877	118,320	211,032	1,578	212,610
U.S Dollar	87,632	636	88,268	187,740	606	188,346
Euros	163	—	163	49	—	49
Brazilian Real	1,549	14,239	15,788	12,340	—	12,340
Argentine Pesos	2,337	—	2,337	3,037	—	3,037
Mexican Pesos	3,081	—	3,081	2,761	—	2,761
Other currencies	4,113	—	4,113	1,343	—	1,343
Chilean Pesos	4,568	2	4,570	3,762	972	4,734

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

	06-30-2019				12-31-2018
	From 13 months to 3 years ThU.S.$	From 3 years to 5 years ThU.S.$	More than 5 years ThU.S.$	Total ThU.S.$	From 13 months to 3 years ThU.S.$	From 3 years to 5 years ThU.S.$	More than 5 years ThU.S.$	Total ThU.S.$
Total non-current liabilities	1,897,883	704,154	4,205,103	6,807,140	1,806,879	699,808	3,168,326	5,675,013

Other non-current financial liabilities	987,151	630,165	3,573,845	5,191,161	752,080	699,808	2,592,391	4,044,279
U.S Dollar	613,982	524,049	2,450,384	3,588,415	440,252	601,052	1,573,044	2,614,348
Euros	8	—	65,363	65,371	—	—	—	—
Brazilian Real	10,909	3,600	20,069	34,579	6,612	1,215	—	7,827
Other currencies	179	24	—	203	—	—	—	—
Chilean Pesos	53,739	10,508	381	64,629	5,354	467	—	5,821
U.F.	308,334	91,984	1,037,648	1,437,965	299,862	97,074	1,019,347	1,416,283

Bank Loans	176,620	515,933	65,363	757,916	177,504	348,558	199,324	725,386
U.S Dollar	172,844	515,094	—	687,938	170,892	347,343	199,324	717,559
Euros	—	—	65,363	65,363	—	—	—	—
Brazilian Real	3,776	839	—	4,615	6,612	1,215	—	7,827

Financial Leases	105,070	24,592	121,673	251,335	26,296	10,975	—	37,271
U.S Dollar	23,505	8,955	98,947	131,407	—	—	—	—
Euros	8	—	—	8	—	—	—	—
Brazilian Real	7,133	2,761	20,069	29,964	—	—	—	—
Other currencies	179	24	—	203	—	—	—	—
Chilean Pesos	53,739	10,508	381	64,629	5,354	467	—	5,821
U.F.	20,506	2,344	2,276	25,125	20,942	10,508	—	31,450

Other Loans	705,461	89,640	3,386,809	4,181,910	548,280	340,275	2,393,067	3,281,622
U.S Dollar	417,633	—	2,351,437	2,769,070	269,360	253,709	1,373,720	1,896,789
U.F.	287,828	89,640	1,035,372	1,412,840	278,920	86,566	1,019,347	1,384,833

Other non-current payables	2,591	—	—	2,591	2,230	—	—	2,230
U.S Dollar	2,244	—	—	2,244	2,230	—	—	2,230
Mexican Pesos	347	—	—	347	—	—	—	—

Other non-current provisions	34,114	—	—	34,114	33,884	—	—	33,884
U.S Dollar	9	—	—	9	9	—	—	9
Brazilian Real	6,428	—	—	6,428	5,839	—	—	5,839
Argentine Pesos	27,675	—	—	27,675	28,035	—	—	28,035
Chilean Pesos	2	—	—	2	1	—	—	1

Deferred tax liabilities	785,742	31,502	572,715	1,389,959	841,723	—	575,935	1,417,658
U.S Dollar	692,494	31,502	572,715	1,296,711	751,356	—	575,935	1,327,291
Brazilian Real	91,150	—	—	91,150	90,367	—	—	90,367
Mexican Pesos	2,098	—	—	2,098	—	—	—	—

Non-current provisions for employee benefits	68,968	—	—	68,968	64,895	—	—	64,895
Mexican Pesos	562	—	—	562	159	—	—	159
Chilean Pesos	68,406	—	—	68,406	64,736	—	—	64,736

Other non-current non-financial liabilities	19,317	42,487	58,543	120,347	112,067	—	—	112,067
U.S Dollar	21	—	—	21	19	—	—	19
Brazilian Real	19,262	42,487	58,543	120,292	111,841	—	—	111,841
Argentine Pesos	26	—	—	26	29	—	—	29
Chilean Pesos	8	—	—	8	178	—	—	178

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. Dollar as follows:

Subsidiary	Country	Functional Currency
Arauco do Brasil S.A.	Brazil	Brazilian Real
Arauco Forest Brasil S.A.	Brazil	Brazilian Real
Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real
Arauco Industria de Paineis Ltda.	Brazil	Brazilian Real
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real
Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real
Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian Real
Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos
Forestal Nuestra Señora del Carmen S.A.	Argentina	Argentine pesos
Forestal Talavera S.A.	Argentina	Argentine pesos
Greenagro S.A.	Argentina	Argentine pesos
Leasing Forestal S.A.	Argentina	Argentine pesos
Savitar S.A.	Argentina	U.S. Dollar
Arauco Industria de Mexico, S.A. de C.V. (ex Maderas y Sintéticos de México, S.A. de C.V.)	Mexico	Mexican pesos
Araucomex Servicios, S.A. de C.V. (ex Maderas y Sintéticos Servicios, S.A. de C.V.)	Mexico	Mexican pesos
Arauco Serviquimex, S.A. de C.V. (ex Masisa Manufactura, S.A. de C.V.)	Mexico	Mexican pesos
Arauco Quimica S.A. de C.V. (ex Masnova Química, S.A. de C.V.)	Mexico	Mexican pesos
Arauco Canada Ltd. (ex Flakeboard Company Ltd.)	Canada	Canadian Dollar

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

The table below shows a detail per company of the effect in the period of the Reserve of Exchange Differences on translation:

	January - June		April - June
	2019	2018	2019	2018
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Arauco do Brasil S.A.	4,523	(68,312)	6,850	(64,908)
Arauco Forest Brasil S.A.	4,101	(63,442)	6,427	(61,210)
Arauco Florestal Arapoti S.A.	1,028	(16,424)	1,537	(15,140)
Sonae Arauco S.A.	(1,057)	(5,904)	2,382	(10,131)
Arauco Argentina S.A.	683	(5,199)	1,013	(4,935)
Arauco Canada Ltd.	4,532	(4,391)	3,228	(2,027)
Others	(513)	(71)	234	(181)

Total reserve of exchange differences on translation	13,297	(163,743)	21,671	(158,532)

Effect of foreign exchange rates changes

	January - June		April - June
	2019	2018	2019	2018
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	(7,219)	(16,230)	(9,346)	(17,279)
Reserve of exchange differences on translation (with Non-controlling interests)	13,479	(167,860)	22,101	(162,335)

NOTE 12. BORROWING COSTS

Arauco capitalizes interest at effective rate on current investment projects.

At the date of issuance of these interim consolidated financial statements, Arauco has capitalized financial interest related to the modernization and extension of Planta Arauco (MAPA) project in Chile and to the Grayling project in the United States.

	January - June		April - June
	2019	2018	2019	2018
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Property, plant and equipment capitalized cost
Property, plant and equipment capitalized interest cost rate	4.26%	3.90%	4.07%	4.42%
Amount of the capitalized interest cost, property, plant and equipment	12,535	7,578	5,830	3,782

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 13. RELATED PARTIES

Related Party Disclosures

Related parties are those entities defined in IAS 24 and under the rules of the Chilean Commission for the Financial Market and the Chilean Corporations Law.

The receivable and payable amounts among related parties at the end of each period correspond to commercial and financing transactions denominated in Chilean Pesos, U.S. dollars and Brazilian Real, where collection or payment deadlines are shown in the following tables and in general do not bear interest, except for financing transactions.

As of the date of these interim consolidated financial statements, the main transactions with related parties are related to fuel purchases with Compañía de Petróleos de Chile S.A. and sodium chlorate purchases at EKA Chile S.A.

As of the date of these interim consolidated financial statements, there are neither provisions for doubtful accounts nor any guarantees granted or received related to the balances with related parties.

Name of Group’s Main Shareholders

The ultimate shareholders of Arauco, direct and indirectly, are Mrs. Maria Noseda Zambra de Angelini (who passed away on April 15, 2018), Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi.

Name of the Intermediate Controlling Entity that Produces Consolidated Financial Statements for Public Use

Empresas Copec S.A.

Compensation to Key Management Personnel

Compensation to key management personnel, including directors, managers and deputy managers, consist of a fixed monthly salary, and managers and deputy managers also receive an annual bonus subject to the results of the Company and the fulfillment of goals of the business as well as individual performance.

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Transactions carried out with related parties are intended to contribute to the corporate interest, are adjusted in price, terms and conditions to those prevailing in the market at the time of approval, and meet the requirements and procedures set forth in the law.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth information about the Relationship between the Parent Company and its Subsidiaries

			Functional	% Ownership interest 06-30-2019			% Ownership interest 12-31-2018
ID N°	Company Name	Country	Currency	Direct	Indirect	Total	Direct	Indirect	Total
-	Agenciamiento y Servicios Profesionales S.A.	Mexico	U.S. Dollar	0.0020	99.9970	99.9990	0.0020	99.9970	99.9990
-	Arauco Argentina S.A.	Argentina	U.S. Dollar	9.9753	90.0048	99.9801	9.9753	90.0048	99.9801
-	Arauco Australia Pty Ltd.	Australia	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
96547510-9	Arauco Bioenergía S.A.	Chile	U.S. Dollar	98.0000	1.9999	99.9999	98.0000	1.9999	99.9999
-	Arauco Canada Ltd. (ex Flakeboard Company Ltd.)	Canada	Canadian Dollar	—	99.9990	99.9990	—	99.9990	99.9990
-	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.4778	98.5204	99.9982	1.4778	98.5204	99.9982
-	Arauco do Brasil S.A.	Brazil	Brazilian Real	1.0681	98.9309	99.9990	1.0681	98.9309	99.9990
-	Arauco Europe Cooperatief U.A.	Netherlands	U.S. Dollar	0.5561	99.4429	99.9990	0.5689	99.4301	99.9990
-	Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real	—	79.9992	79.9992	—	79.9992	79.9992
-	Arauco Forest Brasil S.A.	Brazil	Brazilian Real	9.7714	90.2278	99.9992	9.7714	90.2278	99.9992
-	Arauco Industria de Paineis Ltda.	Brazil	Brazilian Real	—	99.9990	99.9990	—	99.9990	99.9990
-	Arauco Middle East DMCC	Dubai	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
-	Arauco North America, Inc. (ex Flakeboard America Ltd.)	USA	U.S. Dollar	0.0001	99.9989	99.9990	0.0001	99.9989	99.9990
76620842-8	Arauco Nutrientes Naturales SPA	Chile	U.S. Dollar	—	99.9484	99.9484	—	99.9484	99.9484
-	Arauco Perú S.A.	Peru	U.S. Dollar	0.0013	99.9977	99.9990	0.0013	99.9977	99.9990
-	Arauco Wood (China) Company Limited	China	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
-	Araucomex S.A. de C.V.	Mexico	U.S. Dollar	0.0005	99.9985	99.9990	0.0005	99.9985	99.9990
96657900-5	Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos	—	57.0831	57.0831	—	57.0831	57.0831
-	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real	—	99.9985	99.9985	—	99.9985	99.9985
85805200-9	Forestal Arauco S.A.	Chile	U.S. Dollar	99.9484	—	99.9484	99.9484	—	99.9484
93838000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	—	98.5611	98.5611	—	98.5479	98.5479
78049140-K	Forestal Los Lagos S.A.	Chile	U.S. Dollar	—	79.9587	79.9587	—	79.9587	79.9587
-	Forestal Nuestra Señora del Carmen S.A.	Argentina	Argentine pesos	—	99.9805	99.9805	—	99.9805	99.9805
-	Forestal Talavera S.A.	Argentina	Argentine pesos	—	99.9942	99.9942	—	99.9942	99.9942
-	Greenagro S.A.	Argentina	Argentine pesos	—	97.9805	97.9805	—	97.9805	97.9805
96563550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98.0186	1.9804	99.9990	98.0186	1.9804	99.9990
79990550-7	Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos	1.0000	98.9489	99.9489	1.0000	98.9489	99.9489
-	Leasing Forestal S.A.	Argentina	Argentine pesos	—	99.9801	99.9801	—	99.9801	99.9801
96510970-6	Maderas Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9995	99.9995	99.0000	0.9995	99.9995
-	Maderas Arauco Costa Rica S.A.	Costa Rica	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
-	Arauco Industria de México, S.A.de C.V.(ex Maderas y Sintéticos de México, S.A. de C.V.)	Mexico	Mexican pesos	—	99.9990	99.9990	—	—	—
-	Araucomex Servicios, S.A. de C.V.(ex Maderas y Sintéticos Servicios, S.A. de C.V.)	Mexico	Mexican pesos	—	99.9990	99.9990	—	—	—
-	Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real	—	99.9991	99.9991	—	99.9991	99.9991
-	Arauco Serviquimex, S.A. de C.V.(ex Masisa Manufactura, S.A. de C.V.)	Mexico	Mexican pesos	—	99.9990	99.9990	—	—	—
-	Arauco Química S.A. de C.V.(ex Masnova Química, S.A. de C.V.)	Mexico	Mexican pesos	—	99.9990	99.9990	—	—	—
-	Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian Real	—	99.9991	99.9991	—	99.9991	99.9991
-	Tablered Araucomex, S.A. de C.V. (ex Placacentro Masisa México, S.A. de C.V.)	Mexico	Mexican pesos	—	99.9990	99.9990	—	—	—
-	Savitar S.A.	Argentina	Argentine pesos	—	99.9841	99.9841	—	99.9841	99.9841
76375371-9	Servicios Aéreos Forestales Ltda.	Chile	U.S. Dollar	0.0100	99.9890	99.9990	0.0100	99.9890	99.9990
96637330-K	Servicios Logísticos Arauco S.A.	Chile	U.S. Dollar	45.0000	54.9997	99.9997	45.0000	54.9997	99.9997

The companies in the table below are classified as joint operations in accordance with IFRS 11. The assets, liabilities, income and expenses are recorded in relation to the Company’s ownership percentage in accordance with accounting standards applicable in each case.

Company Name	Country	Functional Currency
Eufores S.A.	Uruguay	U.S. Dollar
Celulosa y Energía Punta Pereira S.A.	Uruguay	U.S. Dollar
Zona Franca Punta Pereira S.A.	Uruguay	U.S. Dollar
Forestal Cono Sur S.A.	Uruguay	U.S. Dollar
Stora Enso Uruguay S.A.	Uruguay	U.S. Dollar
El Esparragal Asociación Agraria de R.L.	Uruguay	U.S. Dollar
Ongar S.A.	Uruguay	U.S. Dollar
Terminal Logística e Industrial M’Bopicua S.A.	Uruguay	U.S. Dollar

There are no significant restrictions on the ability of subsidiaries to transfer funds to Arauco, in the form of cash dividends or repayment of loans and/or advances.

Employee Benefits for Key Management Personnel

	January - June		April - June
	2019	2018	2019	2018
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Salaries and bonuses	33,525	34,975	17,328	17,346
Per diem compensation to members of the Board of Directors	1,225	1,326	608	656
Termination benefits	1,365	7,700	580	452
Total	36,115	44,001	18,516	18,454

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Related Party Receivables, Current

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	06-30-2019 ThU.S.$	12-31-2018 ThU.S.$
Forestal Mininco S.A.	91.440.000-7	Common Stockholder	Chile	Chilean pesos	30 days	4	14
Eka Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	30 days	1,796	2,362
Forestal del Sur S.A.	79.825.060-4	Associate of a subsidiary’s minority shareholder	Chile	Chilean pesos	30 days	—	3,740
Unilin Arauco Pisos Ltda.	—	Joint Venture	Brazil	Brazilian Real	30 days	231	83
Colbún S.A.	96.505.760-9	Common Stockholder	Chile	Chilean pesos	30 days	—	52
CMPC Maderas S.A.	95.304.000-K	Common Stockholder			—	1
CMPC Pulp S.A.	96.532.330-9	Common Stockholder	Chile	Chilean pesos	30 days	1	1
Fundación Educacional Arauco	71.625.000-8	Parent company is founder and contributor	Chile	Chilean pesos	30 days	730	—
Fundación Acerca Redes	65.097.218-K	Parent company is founder and contributor	Chile	U.S. Dollar	30 days	814	221
Parque Eólico Ovejera del Sur SpA.	76.839.949-2	Associate	Chile	Chilean pesos	30 days	12	—
Sonae Arauco Portugal S.A.	—	Subsidiary of a Joint Venture	Portugal	U.S. Dollar	—	—	370
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an Associate	Chile	U.F.	Jan-20	567	481
E2E S.A.	76.879.577-0	Associate	Chile	Chilean pesos	30 days	289

TOTAL						4,445	7,324

Related Party Receivables, Non-Current

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	06-30-2019 ThU.S.$	12-31-2018 ThU.S.$
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an Associate	Chile	U.F.	—	—	481

TOTAL						—	481

Related Party Payables, Current

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	06-30-2019 ThU.S.$	12-31-2018 ThU.S.$
Compañía de Petróleos de Chile S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	30 days	7,118	7,019
Abastible S.A.	91.806.000-6	Common controlling parent	Chile	Chilean pesos	30 days	475	601
Fundación Educacional Arauco	71.625.000-8	Parent company is founder and contributor	Chile	Chilean pesos	30 days	—	616
Red to Green S.A.	86.370.800-1	Common Stockholder	Chile	Chilean pesos	30 days	14	14
Forestal del Sur S.A.	79.825.060-4	Associate of a subsidiary’s minority shareholder	Chile	Chilean pesos	30 days	1	—
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common Stockholder	Chile	Chilean pesos	30 days	63	123
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	30 days	16	11
Puerto Lirquén S.A.	96.959.030-1	Subsidiary of an associate	Chile	U.S. Dollar	30 days	—	1,003
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	U.S. Dollar	30 days	378	772
Depósitos Portuarios Lirquén S.A.	96.871.870-3	Subsidiary of an associate	Chile	U.S. Dollar	30 days	—	2
Adm.Estaciones de Servicio Serco Ltda.	79.689.550-0	Common controlling parent	Chile	Chilean pesos	30 days	—	1
Adm. de Ventas al Detalle Arco Prime Ltda.	77.215.640-5	Common controlling parent	Chile	Chilean pesos	30 days	—	1
Empresa Distrib. Papeles y Cartones S.A.	88.566.900-k	Common Stockholder	Chile	Chilean pesos	30 days	—	8
Elemental S.A.	76.659.730-0	Associate of controlling parent	Chile	Chilean pesos	30 days	31	1
Woodtech S.A.	76.724.000-7	Associate of controlling parent	Chile	Chilean pesos	30 days	—	28
Orizon S.A.	96.929.960-7	Common controlling parent	Chile	Chilean pesos	30 days	—	1
Vía Limpia SPA	79.874.200-0	Common controlling parent	Chile	Chilean pesos	30 days	1	9
Air BP Copec	96.942.120-8	Joint venture of controlling parent	Chile	Chilean pesos	30 days	2	19

TOTAL						8,099	10,229

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Related Party Transactions

Purchases

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	06-30-2019 ThU.S.$	12-31-2018 ThU.S.$
Abastible S.A.	91.806.000-6	Common controlling parent	Chile	Chilean pesos	Fuel	1,456	3,668
Compañía de Petróleos de Chile S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	Fuel and other	28,742	75,328
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of the Associate	Chile	U.S. Dollar	Transport and stowage	5,318	10,607
Puerto Lirquén S.A.	96.959.030-1	Subsidiary of the Associate	Chile	U.S. Dollar	Port services	2,206	8,488
EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	Sodium chlorate	19,371	47,209
Forestal del Sur S.A.	79.825.060-4	Associate of a subsidiary’s minority shareholder	Chile	Chilean pesos	Wood and ships	2,004	1,675
Portaluppi, Guzman y Bezanilla Asesorías Ltda.	78.096.080-9	Common director	Chile	Chilean pesos	Legal services	428	897
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common Stockholder	Chile	Chilean pesos	Telephone services	181	617
CMPC Maderas S.A.	95.304.000-K	Common Stockholder	Chile	Chilean pesos	Wood and logs	86	644
Forestal Mininco S.A.	91.440.000-7	Common Stockholder	Chile	Chilean pesos	Wood and logs	—	261
Colbún Transmisión S.A.	76.218.856-2	Common director	Chile	Chilean pesos	Electrical Power	126	453
Woodtech S.A.	76.724.000-7	Indirect associate of controlling parent	Chile	Chilean pesos	Wood volumen measurement services	758	2,449
Inversiones Siemel S.A.	94.082.000-6	Common Stockholder	Chile	Chilean pesos	Rentals	132	326
Vía Limpia	79.874.200-0	Common controlling parent	Chile	Chilean pesos	Other purchases	121	257

Sales

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	06-30-2019 ThU.S.$	12-31-2018 ThU.S.$
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	Electrical Power	140	277
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Electrical Power	10,627	24,857
Forestal del Sur S.A.	79.825.060-4	Associate of a subsidiary’s minority shareholder	Chile	Chilean pesos	Harvesting services, Wood and chips	17,085	26,308
Unilin Arauco Pisos Ltda.	—	Joint venture	Brazil	Brazilian Real	Wood	1,548	1,474

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 14. CONSOLIDATED FINANCIAL STATEMENTS

On January 31, 2019, Arauco’s subsidiaries Inversiones Arauco Internacional Limitada and Araucomex, S.A. de C.V., closed the purchase of all of the shares of Masisa’s Mexican subsidiaries, namely Maderas y Sintéticos de México, S.A. de C.V., Maderas y Sintéticos Servicios, S.A. de C.V., Masisa Manufactura, S.A. de C.V., Placacentro Masisa México, S.A. de C.V. and Masnova Química, S.A. de C.V.

The provisional price of the transaction, in the amount of ThU.S.$160,000, was paid on that day.

The main assets acquired, consist of two industrial complexes located in Durango and Zitácuaro, that jointly have three Particleboard (PB) lines with an annual installed capacity of 339,000 m3; a MDF line of with an annual installed capacity of 220,000 m3; melamine (or TFL) lines with an annual total installed capacity of 309,000 m3 ; a chemical plant with an installed capacity of 60,000 tons of resins and 60,600 tons of formaldehyde; and impregnation lines with an aggregate annual installed capacity of 28.9 million of m2.

Arauco carried out the initial recognition of the acquisition of these companies based on the information available as of that date, performing a preliminary determination about the allocation of the fair values during the acquisition of the same. The amounts of acquired assets and liabilities are deemed to be provisional amounts and could be adjusted during the measurement period of this acquisition, in order to reflect new information obtained based on facts and circumstances that existed as of the acquisition date and which, if known, would have affected the measurement of the amounts recognized as of that date. The measurement period will not exceed the term of one year as from the acquisition date.

The table below shows the fair values of assets and liabilities at the date of the transaction:

Masisa Mexico Group	01-31-2019 ThU.S.$
Cash and cash equivalent	9,152
Other current non-	599
Trade and other current receivables	29,971
Accounts receivable from related companies	27,484
Inventories	31,692
Current tax assets	1,567
Investments accounted for using equity method	1,571
Intangible assets other than goodwill	223
Property, plant and equipment	120,013
Non-Current Assets or disposal groups classified as held for sale	49

Total assets	222,321

Trade and other current payables	45,650
Accounts payable to related companies	12,692
Other current provisions	902
Current tax liabilities	1,388
Deferred tax liabilities	1,227
Non-current provisions for employee benefits	462

Total liabilities	62,321

Total equity	160,000

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

The following table shows revenue and net profit recognized at the acquisition day:

Masisa Mexico Group	February 1, 2019 to June 30, 2019 ThU.S.$
Revenue	65,712
Net loss	(7)

If the acquisition had occurred on January 1, 2019, consolidated pro-forma revenue and profit for the year ended June 30, 2019 would have been:

CELULOSA ARAUCO Y CONSTITUCIÓN S.A. AND SUBSIDIARIES	January-June 2019 (Pro-forma) ThU.S.$
Revenue	2,767,021
Net profit	177,813

On December 31, 2018, Arauco Wood Products Inc and Arauco Panels USA, LLC merged into Arauco North America, Inc (ex Flakeboard America Limited). This transaction had no effect on Arauco’s profit or loss.

On May 7, 2018, the company Maderas Arauco Costa Rica S.A. was created through the subsidiary Inversiones Arauco Internacional Ltda., with a capital of 10,000 colones (equivalent to U.S.$ 18). On December 24, 2018 Inversiones Arauco Internacional Ltda. made a capital contribution of ThU.S.$ 300 to the company Maderas Arauco Costa Rica S.A.

On August 3, 2018, the company Arauco Wood (China) Company Limited was created through the subsidiary Inversiones Arauco Internacional Ltda. with a capital of ThU.S.$ 500, out of which ThU.S.$100 have been paid to date.

The details of the subsidiaries included in the consolidation of Arauco are disclosed in Note 13.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 15. INVESTMENTS IN ASSOCIATES

At June 30, 2019, there were no new investments in associates to report.

On April 5, 2019 Celulosa Arauco y Constitución S.A. sold its participation in Puertos y Logística S.A. to DP World Group for a total amount of ThU.S.$ 101,972. This operation generated a profit of ThU.S$ 18,875.

On May 2, 2018, the company E2E S.A. was incorporated through the subsidiary Maderas Arauco S.A., with a total capital of ThU.S.$ 6,000, under 50% ownership of Arauco. As of the date of these interim consolidated financial statements, ThU.S.$ 2,711 have been contributed.

On January 19, 2018, the company Parque Eólico Ovejera Sur SpA was incorporated through the subsidiary Arauco Bioenergía S.A., under 50% ownership of Arauco. The capital contributed by Arauco was ThU.S.$ 892.

The following tables set forth information about Investments in associates.

Name	Puertos y Logística S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Docking and warehousing operations for proprietary and third party use, cargo of all classes of goods, as well, as warehousing and transport operations.
Ownership interest (%)	20.2767%
	06-30-2019	12-31-2018
Carrying amount accounted for using equity method	ThU.S.$ -	ThU.S.$ 62,511

Name	Inversiones Puerto Coronel S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Investments in movables and real estate, acquisition of companies, securities and investment instruments, investment management and development and/or participation in all kind of businesses and companies related to industrial, shipping, forestry and commercial activities.
Ownership interest (%)	50.0000%
	06-30-2019	12-31-2018
Carrying amount accounted for using equity method	ThU.S.$53,262	ThU.S.$51,760

Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%
	06-30-2019	12-31-2018
Carrying amount accounted for using equity method	ThU.S.$ 222	ThU.S.$ 193

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Name	Genómica Forestal S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.
Ownership interest (%)	25.0000%
	06-30-2019	12-31-2018
Carrying amount accounted for using equity method	ThU.S.$(2)	ThU.S.$(1)

Name	Consorcio Tecnológico Bioenercel S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing of technologies which will promote the development of a biofuels industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.
Ownership interest (%)	20.0000%
	06-30-2019	12-31-2018
Carrying amount accounted for using equity method	ThU.S.$7	ThU.S.$7

Name	Vale do Corisco S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Management of forestry activities.
Ownership interest (%)	49.0000%
	06-30-2019	12-31-2018
Carrying amount accounted for using equity method	ThU.S.$38,950	ThU.S.$38,497

Name	E2E S.A.
Country	Chile
Functional Currency	Chilean pesos
Corporate purpose	Development of construction solutions
Ownership interest (%)	50.0000%
	06-30-2019	12-31-2018
Carrying amount accounted for using equity method	ThU.S.$2,033	ThU.S.$2,044

Name	Parque Eólico Ovejera Sur SpA
Country	Chile
Functional Currency	Chilean pesos
Corporate purpose	Electrical power projects
Ownership interest (%)	50.0000%
	06-30-2019	12-31-2018
Carrying amount accounted for using equity method	ThU.S.$810	ThU.S.$597

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Summarized Financial Information of Associates

	Assets
06-30-2019	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	E2E S.A. ThU.S.$	Parque Eólico Ovejera del Sur SpA. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	—	29	4,294	1,417	86	7,558	2	25	13,411
Non-current	—	108,344	955	3,240	1,246	106,221	36	19	220,061
Total	—	108,373	5,249	4,657	1,332	113,779	38	44	233,472

	Liabilities
	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	E2E S.A. ThU.S.$	Parque Eólico Ovejera del Sur SpA. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	—	83	3,447	590	—	575	—	9	4,704
Non-current	—	—	694	—	—	26,516	5	42	27,257
Equity	—	108,290	1,108	4,067	1,332	86,688	33	(7)	201,511
Total	—	108,373	5,249	4,657	1,332	113,779	38	44	233,472

06-30-2019
Revenues	42,362	—	2,656	28	—	3,512	—	—	48,558
Expenses	(42,350)	2,989	(2,537)	(653)	(49)	(1,595)	—	(2)	(44,197)
Profit or loss (continuing operations)	12	2,989	119	(625)	(49)	1,917	—	(2)	4,361

Other comprehensive income	7,540		—	—	—		—	—	7,540
Comprehensive income	7,552	2,989	119	(625)	(49)	1,917	—	(2)	11,901
Dividends	6,060	—	—	—	—		—	—	6,060

	Assets
12-31-2018	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	E2E S.A. ThU.S.$	Parque Eólico Ovejera del Sur SpA. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	97,866	29	22,870	680	1,246	4,295	2	25	127,013
Non-current	566,484	105,354	907	3,600	703	105,836	36	19	782,939
Total	664,350	105,383	23,777	4,280	1,949	110,131	38	44	909,952

	Liabilities
	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	E2E S.A. ThU.S.$	Parque Eólico Ovejera del Sur SpA. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	28,938	82	22,192	192	754	81	—	7	52,246
Non-current	327,124	—	619	—	—	31,485	5	42	359,275
Equity	308,288	105,301	966	4,088	1,195	78,565	33	(5)	498,431
Total	664,350	105,383	23,777	4,280	1,949	110,131	38	44	909,952

06-30-2018
Revenues	68,229	—	2,615	—	—	2,268	—	41	73,153
Expenses	(70,651)	2,468	(2,318)	—	—	(2,381)	(2)	(30)	(72,914)
Profit or loss (continuing operations)	(2,422)	2,468	297	—	—	(113)	(2)	11	239

Other comprehensive income	3,099	—		—	—		—	—	3,099
Comprehensive income	677	2,468	297	—	—	(113)	(2)	11	3,338
Dividends	—	—	—	—	—	698	—	—	698

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of Investment in Associates and Joint Ventures

	06-30-2019 ThU.S.$	12-31-2018 ThU.S.$
Opening balance as of January 1	358,053	368,772
Changes
Investment in joint ventures, Additions	580	3,028
Disposals, investment in associates and joint ventures	(56,492)	—
Share of profit (loss) in investment in associates	1,144	3,043
Share of profit (loss) in investment in joint ventures	8,513	14,203
Dividends Received, Investments in Associates	(6,557)	(11,307)
Increase (Decrease) in foreign exchange currency on translation of Associates and Joint Ventures	(582)	(17,287)
Other increase (decrease) in investment and associates and joint ventures	312	(2,399)
Total changes	(53,082)	(10,719)
Closing balance	304,971	358,053

(*)	Carrying amount of investment in Puertos y Logística S.A., which was sold on April 5, 2019.

	06-30-2019 ThU.S.$	12-31-2018 ThU.S.$
Carrying amount of associates accounted for using equity method	95,284	155,609
Carrying amount of joint ventures accounted for using equity method	209,687	202,444
Total investment accounted for using equity method	304,971	358,053

NOTE 16. INTERESTS IN JOINT ARRANGEMENTS

Investments and contributions made

As of June 30, 2019 and December 31, 2018, Arauco has not carried out any contributions to Uruguayan companies Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A.

The investments in Uruguay qualify as a joint operation. In relation to “other rights and contractual conditions”, the joint operation has the primary objective of providing the parties an output. As established in the “Pulp Supply Agreement”, both Arauco and its partner have the obligation to acquire 100% of the yearly pulp produced by the joint operation. Arauco has recognized the assets, liabilities, income and expenses associated with its interest ownership, as of January 1, 2013, pursuant to IFRS 11.

Arauco holds a 50% interest in Sonae Arauco, which subsidiary produces and commercializes wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and one sawmill in Spain; 2 panel plants and one resin plant in Portugal; 4 panel plants in Germany and 2 panel plants in South Africa.

Furthermore, Arauco holds a 50% ownership interest in Unilin Arauco Pisos Laminados Ltda., a Brazilian company, and in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to cellulose plants in Chile. There is a contractual agreement with these companies whereby Arauco has engaged in an economic activity subject to common control, which is classified as a joint venture.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint operations:

	06-30-2019		12-31-2018
Celulosa y Energía Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	336,261	210,864	220,699	204,455
Non-current	2,182,395	519,236	2,044,534	441,010
Equity	—	1,788,556	—	1,619,768
Total Joint Arrangement	2,518,656	2,518,656	2,265,233	2,265,233

Investment	894,278		809,884

	06-30-2019 ThU.S.$	06-30-2018 ThU.S.$
Income	478,258	477,067
Expenses	(311,763)	(322,092)
Joint Arrangement Net Income (Loss)	166,495	154,975

	06-30-2019		12-31-2018
Forestal Cono Sur S.A. (consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	44,684	2,251	23,528	1,668
Non-current	157,579	7,523	170,443	1,957
Equity	—	192,489	—	190,346
Total Joint Arrangement	202,263	202,263	193,971	193,971

Investment	96,245		95,173

	06-30-2019 ThU.S.$	06-30-2018 ThU.S.$
Income	12,324	16,073
Expenses	(10,180)	(11,115)
Joint Arrangement Net Income (Loss)	2,144	4,958

	06-30-2019		12-31-2018
Eufores S.A. (consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	185,720	226,395	160,708	159,988
Non-current	818,242	149,237	638,832	8,282
Equity	—	628,330	—	631,270
Total Joint Arrangement	1,003,962	1,003,962	799,540	799,540

Investment	314,165		315,635

	06-30-2019 ThU.S.$	06-30-2018 ThU.S.$
Income	122,951	150,988
Expenses	(125,624)	(136,420)
Joint Arrangement Net Income (Loss)	(2,673)	14,568

	06-30-2019		12-31-2018
Zona Franca Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	6,739	112,659	5,482	106,676
Non-current	469,089	20,194	472,539	27,863
Equity	—	342,975	—	343,482
Total Joint Arrangement	475,828	475,828	478,021	478,021

Investment	171,488		171,741

	06-30-2019 ThU.S.$	06-30-2018 ThU.S.$
Income	9,086	8,905
Expenses	(9,593)	(11,527)
Joint Arrangement Net Income (Loss)	(507)	(2,622)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint ventures accounted in for equity method:

	06-30-2019		12-31-2018
Unilin Arauco Pisos Ltda.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	6,427	3,861	6,165	3,591
Non-current	4,635	50	4,574	37
Equity	—	7,151	—	7,111
Total Joint Arrangement	11,062	11,062	10,739	10,739

Investment	3,576		3,556

	06-30-2019 ThU.S.$	06-30-2018 ThU.S.$
Income	7,742	7,285
Expenses	(7,641)	(7,316)
Joint Arrangement Net Income (Loss)	101	(31)
Other comprehensive income	—	—
Comprehensive income	101	(31)
Dividends	—	—

	06-30-2019		12-31-2018
Eka Chile S.A.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	19,670	3,596	19,840	4,443
Non-current	32,497	4,517	32,363	5,078
Equity	—	44,054	—	42,682
Total Joint Arrangement	52,167	52,167	52,203	52,203

Investment	22,027		21,341

	06-30-2019 ThU.S.$	06-30-2018 ThU.S.$
Income	23,185	25,526
Expenses	(20,821)	(23,188)
Joint Arrangement Net Income (Loss)	2,364	2,338
Other comprehensive income	—	—
Comprehensive income	2,364	2,338
Dividends	496	—

	06-30-2019		12-31-2018
Sonae Arauco S.A.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	248,179	240,383	272,030	221,393
Non-current	688,606	328,234	655,856	351,397
Equity	—	368,168	—	355,096
Total Joint Arrangement	936,785	936,785	927,886	927,886

Net assets	154,335		146,762
Net asset adjustment (Goodwill)	29,749		30,786
Investment	184,084		177,548

	06-30-2019 ThU.S.$	06-30-2018 ThU.S.$
Income	474,880	558,053
Expenses	(460,175)	(515,323)
Joint Arrangement Net Income (Loss)	14,705	42,730

Other comprehensive income	—	—
Comprehensive income	14,705	42,730
Dividends	—	—

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 17. IMPAIRMENT OF ASSETS

Provisions for impairment of property, plant and equipment due to technical obsolescence have been recorded as of June 30, 2019 and December 31, 2018, respectively, as shown below:

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversal of Losses	Machinery and Equipment
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversal of losses	Technical Obsolescence and Claim

	06-30-2019	12-31-2018
Provisions for impairment of property, plant and equipment	ThU.S.$18,447	ThU.S.$18,465

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination.

At the date of these interim consolidated financial statements, the balance of goodwill is ThU.S.$66,299 (ThU.S.$ 65,851 at December 31, 2018), as shown below:

	06-30-2019 ThU.S.$	12-31-2018 ThU.S.$
Arauco Canada Ltd. (Flakeboard Company Ltd)	40,748	40,661
Arauco do Brasil S.A. (Pien mill)	23,537	23,278
Arauco Argentina S.A. (Forestal Nuestra Señora del Carmen S.A.)	1,329	1,227
Forestal Arauco S.A. (Forestal Los Lagos S.A.)	685	685

Saldo final	66,299	65,851

Goodwill	06-30-2019 ThU.S.$	12-31-2018 ThU.S.$
Opening balance at January 1	65,851	69,922
Increase (decrease) in foreign currency exchange	448	(4,071)
Closing balance	66,299	65,851

Of the total of goodwill, ThU.S.$40,748 (ThU.S.$ 40,661 as of December 31, 2018) are generated by the acquisition of “Flakeboard”, a company that, directly and/or through its subsidiaries, possesses and operates 7 panel plants, for which Arauco acquired and paid, on September 24, 2012, the price of ThU.S.$242,502 for the 100% interest ownership.

The recoverable amount for Flakeboard’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 5-year term, applying a real discount rate of 6.7% which reflects current market assessments for the wood products segment in North America.

The investment in the panel plant in Pien, Brazil generated a goodwill of ThU.S.$23,537 (ThU.S.$ 23,278 as of December 31, 2018).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

The recoverable amount for the Pien plant’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections based on the operational plan approved by the Administration, covering a 5-year term, applying a 7% real discount rate that reflects current evaluations for the panel segment in Brazil.

As of June 30, 2019 and December 31, 2018, the carrying value of the goodwill of the plants did not exceed their recoverable value, and therefore there was no need to recognize impairment losses.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

The contingent liabilities for outstanding litigations are as follows:

Celulosa Arauco y Constitución S.A.

1. On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax resolutions No. 184 and No. 185 of 2005, and objected certain income tax returns made by Arauco on April 16, 2001 and October 31, 2001, and furthermore, requested the reimbursement of the amounts returned in connection with tax losses, along with the amendment of the FUT (Tax Profits Fund) Registry balance. In consideration to the foregoing, the above mentioned tax resolutions ordered the restitution of the historical amount as of October 31, 2002 of $4,571,664,617 (equal to ThU.S.$6,731 as of June 30, 2019). On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and filed a claim disputing the above mentioned tax resolutions No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, partially sustaining the Company’s request, granting a discount to the total amount of $1,209,399,164 (equal to ThU.S.$1,781 as of June 30, 2019), resulting in a total disputed amount of $3,362,265,453 (equal to ThU.S.$4,951 as of June 30, 2019) plus fines and interests. On February 19, 2010, the Court acknowledged receipt of the Company’s request.

On September 26, 2014, Arauco requested the submission of this claim to the competent jurisdiction of the new Tax and Customs Courts. On October 10, 2014, Arauco’s request was granted. Currently the action is being considered by these new Courts under the Docket No. RUC 14-9-0002087-3. On March 20, 2015, the SII responded to the allegations submitted by Arauco against Liquidations No. 184 and 185 of 2005. On June 19, 2017, the Court issued the evidence production ruling, which resolution was notified via certified letter on July 23 of 2017. Arauco lodged a motion for reconsideration and a supplementary appeal, requesting the terms of the evidence production ruling be modified. On July 7, 2017, the Court upheld the motion for reconsideration. On September 20, 2017, the Court issued its first instance decision confirming the liquidations.

On October 12, 2017, Arauco challenged the decision through an appeal, requesting the Court of Appeals of Santiago to revoke the first instance decision and uphold Arauco’s claim instead. On June 29, 2018, the Court of Appeals of Santiago issued a ruling on appeal, confirming the first instance decision. On July 19, 2018, Arauco lodged a cassation appeal based on formal and substantial flaws before the Supreme Court. The case is pending.

On June 21, 2019, Celulosa Arauco y Constitución S.A. filed a claim before the Constitutional Court to declare the legal provision contemplated under section 53, paragraph 3 of the Tax Code unconstitutional and, as a consequence, inapplicable.

Currently, the case before the Supreme Court is suspended by order of the Constitutional Court, pending that the Constitutional Court decides on theadmissibility with respect to the requirement of inapplicability.

On July 30, 2019, the Constitutional Court declared admissible the appeal for inapplicability filed by Celulosa Arauco y Constitución S.A.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore as of June 30, 2019, Arauco has not made any provision whatsoever in connection with this contingency.

2. Through Res. Ex. N° 1 issued by the Superintendence of the Environment (“SMA”) on January 8, 2016, notified on January 14, 2016, the SMA formulated 11 charges against the Company, due to alleged breaches of certain Environmental Qualification Resolutions for the Valdivia Plant and of DS No. 90/2000. The 11 charges were classified as follows by the SMA: 1 critical, 5 severe, 5 minor.

On February 12, 2016, the Company submitted its defenses.

On December 15, 2017, the Superintendence of the Environment issued Exempted Resolution No. 1,487, closing the punitive administrative proceeding, absolving the company with regards to one of the charges and convicting for other 10 charges, applying a fine of 7,777 UTA (equal to ThU.S.$ 6,698 as of June 30, 2019). On December 22, 2017, the Company submitted a motion for reconsideration regarding Exempted Resolution No. 1,487, before the SMA, requesting that we be absolved of all infringements, with the exception of the charge specified under number 7 (late submission of the water quality report regarding the Cruces river). On March 23, 2018, the reconsideration appeal lodged by the company was rejected. On April 5, 2018, a judicial claim was submitted before the Third Environmental Court. On November 12, 2018, the case was in a state of agreement status, and Minister Sibel Villalobos Volpi was designated to draft the resolution. The case is pending.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company, and therefore as of June 30, 2019, Arauco has not made any provision whatsoever in connection with this contingency.

3. Through Exempted Resolution No. 1/File F-031-2016, dated September 15, 2016, the SMA formulated three charges against the company due to certain alleged breaches of certain Environmental Qualification Resolutions of the Constitución Plant, and an alleged contravention of Law No. 19,300 resulting from a purported circumvention of the Environmental Assessment System. The SMA classified the three charges as follows: 1 severe and 2 minor.

On October 17, 2016, the company filed a Compliance Program containing 7 actions and objectives. On January 3, 2017, the SMA served its resolution approving the compliance program submitted by the Company. If the compliance program is executed satisfactorily, the proceedings would conclude without the application of any sanctions.

The final report regarding the Compliance Program was submitted on October 2, 2017, and further supplemented on December 11, 2017, evidencing the complete and comprehensive performance of all the actions and measures envisaged in said program. The SMA must issue its opinion regarding the satisfactory performance of the Compliance Program.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Celulosa Arauco y Constitución S.A., Forestal Arauco S.A., Maderas Arauco S.A. y Servicios Logísticos Arauco S.A.

1. On August 13, 2018, Asociación Gremial de Dueños de Camiones de Constitución (ASODUCAM) filed a complaint seeking the performance of a contract and claiming compensation for damages against Forestal Arauco S.A., Servicios Logísticos Arauco S.A., Celulosa Arauco y Constitución S.A. and Maderas Arauco S.A. The complaint is based on alleged breaches of some agreements for the allocation, distribution and supply of cargo volumes for the years 2001 and 2005, initially executed by associates of ASODUCAM with Forestal Arauco S.A., and then, allegedly, with Servicios Logísticos Arauco S.A., in favor of the other two defendants, Celulosa Arauco and Constitución S.A. and Maderas Arauco S.A.

The complaint seeks to enforce the contract, plus $575,000,000 (equal to ThU.S.$ 847 as of June 30, 2019) in compensation for damages. In the alternative, it claims (a) $11,189,270,050 (equivalent to ThU.S.$ 16,475 as of June 30, 2019), for actual damages; (b) $ 11,189,270,050 monthly during the entire course of the trial, until the termination of the contract is declared in the final ruling, for loss of profits, and (c) $5,000,000,000 (equivalent to ThU.S.$ 7,362 as of June 30, 2019) for moral damages.

On August 28, 2018 the claim was served upon Celulosa Arauco y Constitución S.A., Forestal Arauco S.A. and Maderas Arauco S.A.; service is pending on Servicios Logísticos Arauco S.A. (Rol C-757-2018 with the Civil Court of Constitución).

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and, therefore, as of June 30, 2019, Arauco has not made any provision whatsoever in connection with this contingency.

Forestal Arauco S.A.

1. On April 28, 2015, the company was notified of and answered the action for recovery submitted in ordinary proceedings by Mr. Rodrigo Huanquimilla Arcos and Mr. Mario Andrades Rojas, attorneys at law, on behalf of 24 members of the Arcos succession, who claiming to be owners of the estate that they identify as Hacienda Quivolgo, of 5,202 hectares, request that Forestal Celco S.A., currently Forestal Arauco S.A., be sentenced to return the above mentioned real property plus civil and natural fruits or revenues as well as any estates adhered to it, along with any damages that the real property may have suffered, with litigation costs. They base their claim in that Forestal Celco S.A., currently Forestal Arauco S.A., would be a supposed possessor and not owner of this estate.

The company proceeded to answer the claim requesting that it be completely rejected, arguing that Forestal Celco S.A., currently Forestal Arauco S.A., is the sole and legitimate owner of the real property.

The Court ordered that this trial be joined with Case File C-54-2015.

On December 9, 2016, the Court summoned the parties for the issuance of the ruling. On February 24, 2017, the first instance final ruling was notified, which ruling dismissed the claim in its entirety.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

On March 8, 2017, the claimant appealed against the first instance decision. On May 25, 2018, the first instance ruling was confirmed by the Court of Appeals, with litigation costs. (Court of Appeals of Talca Case File No. 949-2017).

On June 12, 2018, the plaintiff challenged the decision of the Court of Appeals, filing a cassation appeal based on substantial flaws before the Supreme Court. Pending case to be heard. (Case File 16,583-2018).

On August 1, 2019, the allegations of the case were made. The case is in agreement status.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of June 30, 2019, Arauco has not made any provision whatsoever in connection with this contingency.

2. On April 6, 2015, the company was notified through a rogatory letter regarding the claim submitted by Mr. Gustavo Andrés Ochagavía Urrutia, attorney at law, acting on behalf of 23 members of the Arcos succession, who claim to be the owners of the estate that they identify as Hacienda Quivolgo, of 5,202 hectares, requesting that Forestal Celco S.A., currently Forestal Arauco S.A., be ordered to return the above mentioned real property plus civil and natural fruits or revenues as well as any estates adhered to it, along with any damages that the real property may have suffered, with litigation costs. They base their claim in that Forestal Celco S.A., currently Forestal Arauco S.A., is allegedly in possession but does not own the real property in question.

On April 28, 2015, the company proceeded to answer the claim requesting that it be completely rejected, arguing that Forestal Celco S.A., currently Forestal Arauco S.A., is the sole and legitimate owner of the real property.

On January 8, 2016, the defendant requested a consolidation of the proceedings with Case file 334-2014. The Court ordered the requested consolidation.

On February 24, 2017, the final ruling of the lower court was notified, completely dismissing the claim, with litigation costs.

On March 8, 2017, the plaintiff filed an appeal against the lower court final ruling. On May 25, 2018, the Court of Appeals of Talca upheld the first instance final ruling with litigation costs. (Court of Appeals of Talca Case File No. 949-2017).

On June 12, 2018, the plaintiff challenged the decision of the Court of Appeals, filing a cassation appeal based on substantial flaws before the Supreme Court. Pending case to be heard. (Case File 16,583-2018).

On August 1, 2019, the allegations of the case were made. The case is in agreement status.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of June 30, 2019, Arauco has not made any provision whatsoever in connection with this contingency.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

3. On July 11, 2017, the company was notified of a civil claim for recovery in ordinary proceedings, filed by Mrs. Carmen Muñoz Domínguez on behalf of Forestal Ezrece S.A. The plaintiff argues that its client would be the rightful owner – as a result of an assignment and sale – of 87.5% of the hereditary rights in the rural real estate property called “Pino Huacho,” located in the boroughs of Los Alamos and of Cañete, province of Lebu, Eighth Region, for a surface area amounting to 5,144.22 hectares, which actions would be under the possession of Forestal Arauco S.A. The claimant has requested the court to order Forestal Arauco S.A. to be sentenced to restitute these actions and rights. Forestal Arauco S.A. answered the claim, requesting its total dismissal, with litigation costs, and further filing a counterclaim based on the ordinary prescription and, in lieu thereof, based on extraordinary prescription.

On July 30, 2019, the final ruling was issued down rejecting both the main and the reconventional lawsuits in all its parts. The service of process to the plaintiff is pending. (Case File C-109-2017 First Instance and Guarantee Court of Lebu).

On August 12, 2019, the plaintiff filed an appeal against the final ruling, pending its referral to the Court of Appeals.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of June 30, 2019, Arauco has not made any provision whatsoever in connection with this contingency.

4. Mrs. Estela Jaramillo, filed a lawsuit in a special indigenous procedure, before the First Civil Court of Osorno (Case C-2540-2018), requesting the absolute nullity of the contract of sale signed in 1999, by which Consorcio Forestal S.A. sold to Forestal Valdivia S.A., today Forestal Arauco S.A., 1,505.6 hectares under the name of Fundo San Nicolás Dos Lote Uno Norte. It also demands compensation for damages for the exploitation and use of indigenous lands against Forestal Arauco S.A.

On November 10, 2018, Forestal Arauco SA was notified of the lawsuit. On January 16, 2019, the Court dismissed the lawsuit regarding Consorcio Forestal S.A., who was not notified of the complaint.

On March 18, 2019, the answer and settlement hearing took place, and, during such hearing, the court decided to proceed to the production of evidence stage. Currently, the term for the production of evidence has expired, and the only pending act is the submission of a report by the Court regarding the debated issue by the National Institute of Indigenous Development (Corporación Nacional de Desarrollo Indígena) for an emission of a legal, technical, social and economic report about the matter.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of June 30, 2019, Arauco has not made any provision whatsoever in connection with this contingency.

5. Inversiones Forestales Los Alpes Limitada and Forestal Neltume-Carrasco S.A. filed a claim against Forestal Arauco S.A. before the Civil Court of Angol (C-502-2015), in which they request that Forestal Arauco S.A. restitute the material possession of 1,855.9 hectares, which would be part of their property “Resto del Fundo Los Alpes”, which would have an area of approximately 2,700 hectares. Likewise, they requested that it be declared that the property is the exclusive domain of the actors, the restitution of the civil and natural fruits, in addition to the deteriorations that the property would have experienced, with litigation costs.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

On May 29, 2019, the lawsuit was answered and the counterclaim of the acquisitive prescription was filed.

Currently the discussion period is over, and is awaiting the Court to summon the parties to a conciliation hearing.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of June 30, 2019, Arauco has not made any provision whatsoever in connection with this contingency.

6. On August 2, 2019, the company was notified of a lawsuit for termination of contract and compensation for damages filed by “Sociedad Recuperadora de Fibra S.A.” before the First Court of Valdivia (Role C-2215-2019). In the lawsuit, the plantiff questions the anticipated termination of a contract by Forestal Arauco.

It also claims that the company would have breached various contractual obligations regarding to 2 groups of contracts:

A. (i) Aggregates Transport Contract and (ii) Production, Cargo, Storage and Construction Management Contract for Platforms and flooring.

B. (i) Contract for the Production of Aggregates, (ii) Contract for Long Freight Services for Aggregates and (iii) Contract for Construction Services for Granular floor and Short Freight for Aggregates.

Based on the foregoing, it requests payment of compensation for an amount of $3,486,187,431 (equivalent to ThU.S.$ 5,133 as of June 30, 2019).

Currently, the answer to the lawsuit is pending.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of June 30, 2019, Arauco has not made any provision whatsoever in connection with this contingency.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Arauco Argentina S.A.

Pursuant to law No. 25,080, the former Secretary of Agriculture, Livestock, Fishing and Foodstuffs, the enforcement agency referred to in the law approved, by Res. No. 952/2000, the forestry and industrial-forestry projects submitted by Arauco Argentina S.A. In the context of these projects, the Company afforested: 1) 4,777 hectares during 2000, in observance of its committed yearly plan; and 2) 23,012 hectares between 2000 and 2006 as a part of the multi-year afforestation plan. Likewise, a sawmill was built with installed capacity to produce 250,000 m3 of sawn timber per year.

On January 11, 2001, Arauco Argentina S.A. submitted an expansion for the approved industrial-forestry project. The expansion was approved via Res. No. 84/03 issued by the former Secretary of Agriculture, Livestock, Fishing and Foodstuffs. In accordance with the assumed obligations, the Company built a MDF board (panels) plant and afforested 8,089 hectares between 2001 and 2006.

Additionally, the Company has filed yearly forestry plans between years 2007 and 2017 for its local operations in the Provinces of Misiones and Buenos Aires.

On March 25, 2019, the Secretary of Agriculture, Livestock and Fishing approved the resolution No. 2019-55-APN-SECAGYP # MPYT, approving the annual forestry plan for 2007. For this reason, Arauco Argentina S.A. may compute the exemption in the income tax related to the forest appraisal on 7,836 hectares planted in that year as of this period.

In March 2005, Note No. 145/05 of the Undersecretary of Agriculture, Livestock and Afforestation suspended the benefit that exempted Arauco Argentina S.A. from paying export duties under Law No. 25,080. This measure is currently under discussion by the Company. On November 8, 2006, the V Chamber of the National Appeals Court for Adversarial Administrative and Federal Matters issued a ruling ordering Arauco Argentina S.A. to continue to enjoy an exemption from paying the exportation duties, in the same manner and scope it had prior to the suspension ordered by Note No. 145/05, if the clearance of merchandise is performed pursuant to the guarantee regime established in article 453, subsection a) of the Customs Code, for the exempted tax obligation. The judicial measure became effective beginning on March of 2007 by collateralization through the granting of bond (caución) policies for each shipment permits exempted from payment of export duty. The company maintains an assignment of funds equivalent to $997,408,288 Argentine Pesos (ThU.S.$ 23,463 as of June 30, 2019) for guaranteed export duties, which appears under not current provisions. Additionally, the Company filed a restitution claim for a total amount of US$6,555,207, plus interests accrued from the service of the claim, corresponding to export duties between March 2005 and March 2007, as a result of the application of Note 145/05 issued by the Undersecretary of Agriculture, Livestock and Afforestation. Both the underlying issue and the restitution claim have yet to be resolved.

On the other hand, in April 2016, the Secretary of Agriculture, Livestock and Fishing issued Resolution No.154 – E/2016, that requires that the holders of enterprises that have received the fiscal benefits envisaged by Law No. 25,080, establish collateral to cover a third of the duration of the project, with a minimum term of five years. During May of 2018, the Company modified the duly established collateral in accordance to the terms of said Resolution, for which reason the security was ultimately established at an amount of $384,317,563 Argentine Pesos (ThU.S.$9,501 as of June 30, 2019).

Arauco Argentina S.A. believes that it has complied with all of the obligations imposed upon it by the system set forth under Law No. 25,080.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Arauco do Brasil S.A.

On November 8, 2012, the Brazilian tax authorities issued an Infringement Notice against one of our Brazilian subsidiaries, Arauco do Brasil S.A., for allegedly unpaid taxed owed by said company during the period from 2006 to 2010. Specifically, the tax authorities (i) objected to the deductibility of certain payments made, and expenses incurred (including the amortization of premiums, interest and litigation costs) by Arauco do Brasil between 2005 and 2010, and, (ii) argued that Arauco do Brasil made certain insufficient payments regarding the Brazilian Corporate Tax (“IRPJ”) and the Corporate Contribution over Net Profits (“CSLL”) during 2010.

On July 20, 2015, Arauco do Brasil was notified of the first-level administrative ruling which partially upheld the Infringement, at the estimated amount of R$164,159,000 (ThU.S.$42,836 as of June 30, 2019). Against this ruling, a Voluntary Appeal was filed seeking to revoke the Infringement Notice before the Brazilian Administrative Tax Council (Conselho Administrativo de Recursos Fiscais de Brasil or “CARF”), which is the second administrative level. The CARF’s decision was issued on May 16, 2017, and took into consideration certain arguments presented by the Company regarding the premium, but preserving other charges. On September 27, 2018, Arauco do Brasil was notified of the CARF’s decision, representing the final amount of this case R$57,556,262 (ThU.S.$ 15,019 as of June 30, 2019) and interests and readjustments will be added to that value until the discussion is over. Arauco do Brasil S.A. filed an appeal for declaration embargoes, to elicit clarifications from the CARF regarding certain points of the decision. On January 25, 2019, the CARF ruled that there were no clarifications or omissions to be made and, consequently, granted a term for filing the last remedy within the administrative realm. This Special Remedy was submitted before the Upper Chamber of Fiscal Remedies of the CARF (CSRF) on February 11, 2019, reiterating the Company’s defense allegations regarding the matters and charges that remained in such process; we are currently expecting the decision on such Special Remedy.

Based on the last decision of the declaratory liens, the CARF submitted that the current value under discussion would amount to R$58,059,580.30 (ThU.S.$ 15,150 as of June 30, 2019), with basis as of January 31, 2019. Interests and adjustments must be added to the aforesaid amount as from January 31, 2019 and until the discussion concludes.

The company believes that its challenge against the Infringement Notice is based on sound legal grounds and that a reasonable possibility exists that this matter will be resolved in favor of the company. Otherwise, as the next step, the Company will discuss the Infringement Notice before the Brazilian Justice Courts.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of June 30, 2019, Arauco has not made any provision whatsoever in connection with this contingency.

At the closing date, there are no other contingencies in which the Companies act as obligor, that may significantly affect their financial, economic or operational conditions.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Provisions recorded as of June 30, 2019 and December 31, 2018 are as follows:

Classes of Provisions	06-30-2019 ThU.S.$	12-31-2018 ThU.S.$
Provisions, Current	1,279	413
Provisions for litigations	1,275	413
Other provisions	4	—
Provisions, non-Current	34,114	33,884
Provisions for litigations	10,614	10,384
Other provisions	23,500	23,500

Total Provisions	35,393	34,297

	06-30-2019
Movements in Provisions	Litigations (*) ThU.S.$	Other Provisions (**) ThU.S.$	Total ThU.S.$
Opening balance	10,797	23,500	34,297
Changes in provisions
Increase in existing provisions	1,033	—	1,033
Increase through business combinations	815	—	815
Used provisions	(324)	—	(324)
Increase (decrease) in foreign currency exchange	(492)	—	(492)
Other Increases (Decreases)	60	4	64
Total Changes	1,092	4	1,096
Closing balance	11,889	23,504	35,393

(*)	The increase in legal claims is composed mainly of ThU.S.$552 and ThU.S.$481 (Brazilian and Argentine subsidiaries respectively) in connection with civil and labor lawsuits.
(**)	Increase through business combinations is due to Maderas y sintéticos de México S.A. ThU.S.$ 815 where there is a resolution against the company for a lawsuit related to trademark.

	12-31-2018
Movements in Provisions	Litigations (*) ThU.S.$	Other Provisions (**) ThU.S.$	Total ThU.S.$
Opening balance	13,172	25,564	38,736
Changes in provisions
Increase in existing provisions	1,660	2	1,662
Used provisions	(887)	—	(887)
Increase (decrease) in foreign currency exchange	(5,262)	—	(5,262)
Other Increases (Decreases)	2,114	(2,066)	48
Total Changes	(2,375)	(2,064)	(4,439)
Closing balance	10,797	23,500	34,297

(*)	The increase in legal claims is composed mainly of ThU.S.$886 and ThU.S.$776 (Brazilian and Argentine subsidiaries respectively) in connection with civil and labor lawsuits.
(**)

The decrease in Other Increases (Decreases) in Other provisions is due to legal claims from Arauco Industrias de Paineis which were classified as Other provisions in 2017 and were included as Litigations in December 2018

Provisions for litigations are related to labor and tax claims whose payment period is uncertain. Other provisions mainly include the recognition of a liability related to investments in associates and joint ventures accounted under the equity method with net asset deficiency at the end of the reporting period, and the constitution of provision for the lawsuit of export duties (see Arauco Argentina’s contingent liability set forth in this note).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 19. INTANGIBLE ASSETS

Classes of Intangible Assets, Net	06-30-2019 ThU.S.$	12-31-2018 ThU.S.$
Intangible assets, net	96,720	90,093
Computer software	24,454	26,545
Water rights	5,966	5,966
Customer	39,730	41,634
Other identifiable intangible assets	26,570	15,948

Classes of intangible Assets, Gross	201,144	185,895
Computer software	91,632	88,177
Water rights	5,966	5,966
Customer	72,297	71,443
Other identifiable intangible assets	31,249	20,309

Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(104,424)	(95,802)
Accumulated amortization and impairment, intangible assets	(104,424)	(95,802)
Computer software	(67,178)	(61,632)
Customer	(32,567)	(29,809)
Other identifiable intangible assets	(4,679)	(4,361)

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	06-30-2019
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rights ThU.S.$	Customer ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	26,545	5,966	41,634	15,948	90,093
Changes
Additions	1,129	—	—	9,780	10,909
Additions through business combination	242	—	—	—	242
Disposals	(17)	—	—	—	(17)
Amortization	(3,677)	—	(2,385)	(180)	(6,242)
Increase (Decrease) related to foreign currency translation	232	—	481	(167)	546
Other Increases (Decreases)	—	—	—	1,189	1,189
Changes Total	(2,091)	—	(1,904)	10,622	6,627
Closing Balance	24,454	5,966	39,730	26,570	96,720

	12-31-2018
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rights ThU.S.$	Customer ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	26,747	5,697	47,144	9,027	88,615
Changes
Additions	6,369	269	—	7,424	14,062
Disposals	(1)	—	—	—	(1)
Amortization	(7,132)	—	(4,808)	(409)	(12,349)
Increase (Decrease) related to foreign currency translation	(287)	—	(702)	(31)	(1,020)
Other Increases (Decreases)	849	—	—	(63)	786
Changes Total	(202)	269	(5,510)	6,921	1,478
Closing Balance	26,545	5,966	41,634	15,948	90,093

Years of Useful life (Average)
Computer Software	5
Customer	15
Brands	7

The amortization of customer and computer software is presented in the Interim Consolidated Statements of Profit or Loss under the “Administrative Expenses” line item.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 20. BIOLOGICAL ASSETS

Biological assets comprise forestry plantations, mainly radiata and taeda pine, and to a lesser extent eucalyptus. The plantations are located in Chile, Argentina, Brazil and Uruguay, with a total surface of 1.8 million hectares as of June 30, 2019 out of which 1 million hectares are used for forestry planting, 437 thousand hectares are native forest, 199 thousand hectares are used for other purposes and 114 thousand hectares not yet planted.

For the period ended June 30, 2019, the production volume of logs totaled 10.5 million m3 (11.1 million m3 as of June 30, 2018).

Measurements of fair value of Arauco’s biological assets are classified as Level 3, due to the fact that inputs are not observable. However, this information reflects the assumptions that market participants would use in pricing the asset, including assumptions about risk.

These unobservable inputs were developed using the best information available and includes internal data from Arauco. These unobservable inputs can be adjusted if the available information indicates that other market participants would use different information or there is something specific in Arauco that is not available to other market participants.

The main considerations in determining the fair value of biological assets include the following:

•	Arauco uses discounted expected future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

•	Current forestry plantations are projected based on a net volume that will not decrease, with a minimum growth equivalent to the current supply demand.

•	Future plantations are not considered.

•

The harvest of forestry plantations supplies raw materials for all other products that Arauco produces and trades. By directly controlling the development of forests that will be processed, Arauco ensures high quality timber for each of its products.

•

Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s own industrial centers and sales to third parties at market prices. Sales margin of the different products that are harvested in the forest is also considered in the valuation. The changes in the value of the plantations pursuant to the criteria defined above are accounted for in the results for the fiscal year, as established in IAS 41. These changes are presented in the Interim Consolidated Statements of Profit or Loss under the line item Other income per function, which as of June 30, 2019 amounted to ThU.S.$74,410 (ThU.S.$ 51,876 as of June 30, 2018). The appraisal of biological assets resulted in a greater cost of the lumber sold in comparison to the real incurred cost, which is presented included in the cost of sales which as of June 30, 2019 amounted to ThU.S.$95,056 (ThU.S.$ 104,201 as of June 30, 2018).

•	Forestry plantations are harvested according to the needs of Arauco’s production plants.

•	The discount rates used are 6.4% in Chile, 7.9% Brazil, 10.5% in Argentina and 6.9% in Uruguay.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

•	It is expected that prices of harvested timber are constant in real terms based on market prices.

•	Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

•	The average crop age by species and country is:

	Chile	Argentina	Brazil	Uruguay
Pine	24	15	15	—
Eucalyptus	12	10	7	10

The following table sets forth changes in fair value of biological assets considering variations in significant assumptions considered in calculating the fair value of the assets:

		ThU.S.$
Discount rate	0,5	(131,041)
	-0,5	138,895
Margins (%)	10	387,524
	-10	(387,524)

The adjustment to fair value of biological assets is recorded in the Interim Consolidated Statements of Profit or Loss, under the line item Other Income or Other Expenses, depending on whether it corresponds to profits or losses.

Forestry plantations classified as current Biological assets are those to be harvested and sold within twelve months after the reporting period.

The Company has contracted fire insurance policies for its forestry plantations, which in conjunction with the Company’s resources, allow risks to be minimized.

Detail of Biological Assets Pledged as Security

As of June 30, 2019, there are no forestry plantations pledged as security.

Detail of Biological Assets with Restricted Ownership

As of the date of these interim consolidated financial statements, there are no biological assets with restricted ownership.

No significant government grants have been received.

Current and Non-Current Biological Assets

As of the date of these interim consolidated financial statements, the Current and Non-current biological assets are as follows:

	06-30-2019 ThU.S.$	12-31-2018 ThU.S.$
Current	308,589	315,924
Non-current	3,374,596	3,336,339
Total	3,683,185	3,652,263

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of carrying amount of biological assets

	06-30-2019
Movement	Current ThU.S.$	Non-current ThU.S.$	Total ThU.S.$
Opening Balance	315,924	3,336,339	3,652,263
Changes in real incurred cost	10,434	43,806	54,240
Additions through acquisition and costs of new plantations	6,452	108,732	115,184
Sales	—	(568)	(568)
Harvest	(63,460)	—	(63,460)
Increases (decreases) in Foreign Currency Translation	973	4,457	5,430
Loss of forest due to fires	—	(2,529)	(2,529)
Transfers from non-current to current	66,469	(66,469)	—
Other Increases (decreases)	—	183	183
Changes in fair value	(17,769)	(5,549)	(23,318)
Gain (losses) arising from changes in fair value minus sale costs	(3,295)	77,705	74,410
Sales	—	(1,281)	(1,281)
Harvest	(92,767)	—	(92,767)
Loss of forest due to fires	—	(3,680)	(3,680)
Transfers from non-current to current	78,293	(78,293)	—
Total Changes	(7,335)	38,257	30,922
Closing balance	308,589	3,374,596	3,683,185

	12-31-2018
Movement	Current ThU.S.$	Non-current ThU.S.$	Total ThU.S.$
Opening Balance	307,796	3,459,146	3,766,942
Changes in real incurred cost	34,684	(27,174)	7,510
Additions through acquisition and costs of new plantations	2,105	205,353	207,458
Sales	(52)	(315)	(367)
Harvest	(117,729)	—	(117,729)
Increases (decreases) in Foreign Currency Translation	(5,424)	(76,672)	(82,096)
Loss of forest due to fires	—	(8,702)	(8,702)
Transfers from non-current to current	155,789	(155,789)	—
Other Increases (decreases)	(5)	8,951	8,946
Changes in fair value	(26,556)	(95,633)	(122,189)
Gain (losses) arising from changes in fair value minus sale costs	(8,684)	93,160	84,476
Sales	—	(445)	(445)
Harvest	(203,164)	—	(203,164)
Loss of forest due to fires	—	(3,056)	(3,056)
Transfers from non-current to current	185,292	(185,292)	—
Total Changes	8,128	(122,807)	(114,679)
Closing balance	315,924	3,336,339	3,652,263

As of the date of these interim consolidated financial statements, there are no committed disbursements related to the acquisition of biological assets.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 21. ENVIRONMENTAL MATTERS

Environment Management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department and each of its specialists that ensure these guidelines are met and are put in to practice in everyday company operations.

All of Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the Company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all of Arauco’s business units.

These investments are reflected in the Interim Consolidated Financial Statements as Properties, Plants and Equipment when they refer to disbursements in major works executed and are reflected in Expenses when they refer to improvements or management not directly associated with investment projects.

Detail information of disbursements related to the environment

As of June 30, 2019, and December 31, 2018 Arauco has made and / or has committed the following disbursements by major environmental projects:

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

06-30-2019		Disbursements undertaken 2019				Committed Disbursements
Company	Name of project	State of project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Arauco do Brasil S.A.	Environmental improvement studies	In process	3,849	Assets	Property, plant and equipment	9,883	2019
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	92	Assets	Property, plant and equipment	2,231	2019
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	In process	13,933	Assets	Property, plant and equipment	76,371	2019
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	231	Expense	Operating cost	223	2019
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	2,941	Assets	Property, plant and equipment	6,242	2019
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	In process	8,495	Expense	Operating cost	6,008	2019
Celulosa Arauco y Constitución S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	342	Assets	Property, plant and equipment	3,445	2019
Celulosa Arauco y Constitución S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	3,548	Expense	Operating cost	4,132	2019
Arauco Argentina S.A.	Construction emisario	In process	25	Assets	Property, plant and equipment	697	2019
Arauco Argentina S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	821	Assets	Property, plant and equipment	659	2019
Arauco Argentina S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	158	Assets	Property, plant and equipment	1,172	2019
Maderas Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	127	Expense	Operating cost	127	2019
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	372	Expense	Operating cost	372	2019
Maderas Arauco S.A.	Environmental improvement studies	In process	275	Assets	Property, plant and equipment	16	2019
Forestal Arauco S.A.	Environmental improvement studies	In process	366	Expense	Administration expenses	590	2019
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	58	Assets	Property, plant and equipment	2,998	2019
Celulosa y Energía Punta Pereira S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	65	Assets	Property, plant and equipment	435	2019
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	412	Assets	Property, plant and equipment	—
Forestal Los Lagos S.A.	Environmental improvement studies	In process	99	Expense	Operating cost	173	2019

		TOTAL	36,209			115,774

12-31-2018		Disbursements undertaken 2018				Committed Disbursements
Company	Name of project	State of project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Arauco do Brasil S.A.	Environmental improvement studies	In process	5,055	Assets	Property, plant and equipment	6,724	2019
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	6,467	Assets	Property, plant and equipment	8,271	2019
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	29,419	Assets	Property, plant and equipment	63,035	2019
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	Finished	563	Expense	Operating cost	—
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	21,978	Assets	Property, plant and equipment	9,233	2019
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	Finished	25,684	Expense	Operating cost	—
Arauco Argentina S.A.	Construction emisario	In process	1,454	Assets	Property, plant and equipment	797	2019
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	499	Expense	Operating cost	—
Maderas Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	1,471	Expense	Operating cost	—
Maderas Arauco S.A.	Environmental improvement studies	In process	—	Assets	Property, plant and equipment	291	2019
Forestal Arauco S.A.	Environmental improvement studies	In process	1,547	Expense	Administration expenses	1,957	2019
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	52	Assets	Property, plant and equipment	3,266	2019
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	281	Assets	Property, plant and equipment	—
Forestal Los Lagos S.A.	Environmental improvement studies	In process	236	Expense	Operating cost	273	2019

		TOTAL	94,706			93,847

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 22. NON-CURRENT ASSETS HELD FOR SALE

Arauco decided to sell assets in previous years corresponding mainly to sawmills in Chile and remains committed to its sales plan.

The following table sets forth information on the main types of non-current assets held for sale:

	06-30-2019 ThU.S.$	12-31-2018 ThU.S.$
Land	2,442	2,352
Buildings	1,256	1,284
Property, plant and equipment	1,970	2,090
Total	5,668	5,726

As of June 30, 2019, and December 31, 2018, there were no significant effects on results related to the sale of assets held for sale.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 23. FINANCIAL INSTRUMENTS

23.1 Classification

Arauco’s financial instruments as of June 30, 2019 and December 31, 2018, are displayed in the table below. Regarding those instruments valued at an amortized cost, a estimation of their fair value is displayed for informational purposes.

Financial Instruments Thousands of dollars	June 2019		December 2018
	Carrying amount	Fair Value	Carrying amount	Fair Value

Financial assets at fair value through profit or loss (held for trading)	294,328	294,328	270,110	270,110
Derivatives (1)	139	139	75	75
Mutual funds (2)	294,189	294,189	270,035	270,035
Financial assets at amortized cost	1,824,452	1,824,452	1,669,587	1,669,587
Cash and cash equivalents (amortized cost)	956,674	956,674	805,907	805,907
Cash	313,632	313,632	327,132	327,132
Time deposits	643,042	643,042	478,775	478,775
Accounts Receivable (net)	863,328	863,328	854,333	854,333
Trade and other receivables	762,517	762,517	751,158	751,158
Lease receivable	1,655	1,655	1,968	1,968
Other receivables	99,156	99,156	101,207	101,207
Accounts receivable due from related parties	4,445	4,445	7,805	7,805
Other financial assets	5	5	1,542	1,542
Hedging assets	50,048	50,048	19,226	19,226

Financial liabilities at amortized cost (3)	6,413,042	6,921,868	5,182,353	5,206,334
Bonds issued denominated in U.S. Dollars	2,948,108	3,136,801	2,062,044	1,948,482
Bonds issued denominated in U.F. (4)	1,469,440	1,730,565	1,439,610	1,544,813
Bank Loans in U.S. Dollars	878,004	937,012	925,780	962,866
Bank borrowing denominated in U.S. Dollars	76,683	76,683	14,655	14,655
Lease liabilities	333,460	333,460	68,187	63,441
Trade and other payables	699,248	699,248	661,848	661,848
Accounts payable to related parties	8,099	8,099	10,229	10,229
Financial liabilities at fair value through profit or loss	165	165	289	289
Hedging Liabilities	29,678	29,678	71,310	71,310

(1)	The derivatives are presented in the line item “other financial assets” in the consolidated statements of financial position.
(2)

Although mutual funds are measured at fair value through profit or loss for purposes of the consolidated statements of financial position mutual funds are classified as “Cash and cash equivalents” due to the are highly liquid short-term investment.

(3)

Financial liabilities measured at amortized cost, other than “Trade and other payables”, “Accounts payable to related parties” and derivatives are presented in the consolidated statements of financial position in the line item “Other financial liabilities” as current and non-current based on their maturity.

(4)	The Unidad de Fomento (“U.F.”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

23.2 Fair Value Hierarchy of Financial Assets and Liabilities

The assets and liabilities measured at fair value in the interim consolidated statements of financial position as of June 30, 2019, have been measured based on the valuation methodologies provided in IFRS 13. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

•	Level 1: Securities or quoted prices in active markets for identical assets and liabilities

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

Fair Value	June 2019 ThU.S.$	Level 1 ThU.S.$	Level 2 ThU.S.$	Level 3 ThU.S.$

Financial assets at fair value
Derivatives	139		139
Mutual Funds	294,189	294,189

Hedging assets	50,048		50,048

Financial liabilities at fair value through profit or loss	165		165
Hedging liabilities	29,678		29,678

23.3 Explanation of the valuation of Financial Instruments.

Cash and cash equivalent and accounts receivable

The carrying amount of accounts receivable, cash and cash equivalents (including mutual funds), and other financial assets and liabilities approximate their fair value due to the short-term nature of such instruments.

Derivative financial instruments

Interest rate and currency swaps are valued under the cash flow discount method at the rate applicable according to the transaction’s and counterparties’s risk, using an internal methodology based on the information obtained from Bloomberg. In this particular case, given that cross currency swaps correspond to future flows in UF, U.S. dollars and Euros, Arauco calculates the current value of such flows by using discount curves: the UF zero coupon curve, Dollar zero coupon and the Euro zero coupon.

The fair value of the interest rate swap contracts is calculated by reference to the rate differential between the agreed upon rate and the market rate as of the end date of these financial statements.

The fair value of the currency forward contracts is calculated by reference to the current forward exchange rates of contracts with similar maturity profiles.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Financial Liabilities

The fair value of bonds issued was determined with reference to quoted market prices as they have standard terms and conditions.

The fair value of bank borrowings and lease liabilities (the latter one with respect to 2018 figures), was determined based on discounted cash flow analysis applying the corresponding discount yield curves to the remaining term to maturity.

Disclosures of the fair value of financial liabilities at amortized cost are determined via the use of discounted cash flows, calculated over variables of the observable markets as of the date of informing the interim consolidated financial statements, and correspond to Level 2 of the fair value hierarchy.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth a reconciliation between the financial liabilities and the consolidated statements of financial position as of June 30, 2019 and December 31, 2018:

Thousands of dollars	June 2019
	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 13 months to 3 years	From 3 years to 5 years	More than 5 years	Other non-current financial liabilities, Total	Total
Bonds obligations	195,019	69,433	264,452	676,647	89,640	3,386,809	4,153,096	4,417,548
Bank borrowing	83,490	113,281	196,771	176,620	515,933	65,363	757,916	954,687
Lease liabilities	20,511	61,614	82,125	105,070	24,592	121,673	251,335	333,460
Swap and Forward	1,029	—	1,029	28,814	—	—	28,814	29,843

Other Financial Liabilities, Total (a)	300,049	244,328	544,377	987,151	630,165	3,573,845	5,191,161	5,735,538

Thousands of dollars	June 2019
	Up to 90 days	From 91 days to 1 year	Total Current	From 13 months to 3 years	From 3 years to 5 years	More than 5 years	Total non-current	Total
Trades and other payables	689,026	7,631	696,657	2,591	—	—	2,591	699,248
Accounts payable to related companies	8,099	—	8,099	—	—	—	—	8,099
Accounts Payable, Total (b)	697,125	7,631	704,756	2,591	—	—	2,591	707,347

Financial Liabilities, Total (a) + (b)	997,174	251,959	1,249,133	989,742	630,165	3,573,845	5,193,752	6,442,885

Thousands of dollars	December 2018
	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 13 months to 3 years	From 3 years to 5 years	More than 5 years	Other non-current financial liabilities, Total	Total
Bonds obligations	27,803	262,068	289,871	478,441	340,275	2,393,067	3,211,783	3,501,654
Bank borrowings	84,778	130,271	215,049	177,504	348,558	199,324	725,386	940,435
Lease liabilities	7,265	23,651	30,916	26,296	10,975	—	37,271	68,187
Swap and Forward	1,760	—	1,760	69,839	—	—	69,839	71,599

Other Financial Liabilities, Total (a)	121,606	415,990	537,596	752,080	699,808	2,592,391	4,044,279	4,581,876

Thousands of dollars	December 2018
	Up to 90 days	From 91 days to 1 year	Total Current	From 13 months to 3 years	From 3 years to 5 years	More than 5 years	Total non-current	Total
Trades and other payables	659,618	—	659,618	2,230	—	—	2,230	661,848
Accounts payable to related companies	10,229	—	10,229	—	—	—	—	10,229

Accounts Payable, Total (b)	669,847	—	669,847	2,230	—	—	2,230	672,077

Financial Liabilities, Total (a) + (b)	791,453	415,990	1,207,443	754,310	699,808	2,592,391	4,046,509	5,253,952

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

23.4 Derivative Instruments

Hedging instruments recorded as of June 30, 2019 are cash flow hedges. Arauco uses derivatives for hedging purposes, such as cross currency swaps, currency and commodity forwards, interest rate swaps, and options. Depending on the fair value of each instrument, the position could be either an asset or a liability, and they are listed in the Statements of Financial Position under Other Non-Current Financial Assets or Other Non-current Financial Liabilities, respectively. The effects for the period are presented under Equity as Other Comprehensive Income or the Statements of Comprehensive Income as Finance Income or Finance Costs, net of differences in exchange rate of the hedged items and the deferred tax.

A summary of the derivative financial instruments included in the interim statements of financial position as of the end of this period, is presented below:

Financial Instruments	June 2019 Fair Value ThU.S.$	December 2018 Fair Value ThU.S.$
Assets at fair value through profit or loss (held for trading)	139	75
Derivatives (1)	139	75

Hedging Assets	50,049	19,226
Derivatives (1)	1,119	1,357
Cross Currency Swaps	48,930	17,869

Financial liabilities at fair value through profit or loss	(165)	(289)
Forward (2)	(109)	(2)
Derivatives (1)	(56)	(287)

Hedging Liabilities	(29,679)	(71,310)
Cross Currency Swaps	(28,703)	(69,086)
Derivatives (1)	(976)	(2,224)

(1)	Includes Swap and Forward from Uruguay tables.
(2)	Includes Forwards from Colombia and Chile.

23.4.1. Chile

Cross currency swaps

Arauco is exposed to the risk of variability in cash flows from changes in foreign exchange rates and inflation, mainly due to balances of assets denominated in U.S. Dollars and other currencies different from the functional currency, which causes mismatches that could affect operating results.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Below are the cross currency swaps that Arauco has as of June 30, 2019 and December 31, 2018 to cover the exposure to the exchange rate risk generated from bonds denominated in U.F.:

Bond	Institution	Amount U.S.$	Amount U.F.	Starting date	Ending date	June 2019 Fair Value ThU.S.$	December 2018 Fair Value ThU.S.
F	Deutsche - England	41,635,657	954,545	10-30-2011	10-30-2021	(1,567)	(3,105)
F	JP Morgan - N.A.	41,635,657	954,545	10-30-2011	10-30-2021	(1,513)	(3,039)
F	Deutsche - England	—	—	04-30-2014	04-30-2019	—	1,707
F	Scotiabank - Chile	36,679,778	954,545	10-30-2014	04-30-2023	3,579	2,041
F	Scotiabank - Chile	36,633,966	954,545	10-30-2014	04-30-2023	3,791	2,273
F	Santander - Chile	36,250,835	954,545	10-30-2014	04-30-2023	4,229	2,715
F	BCI - Chile	35,911,491	954,545	10-30-2014	04-30-2023	4,652	3,148
F	Banco de Chile - Chile	36,250,835	954,545	04-30-2019	10-30-2029	3,352	155
J	Corpbanca - Chile	42,864,859	1,000,000	09-01-2010	09-01-2020	(1,865)	(3,289)
J	Scotiabank - Chile	42,864,859	1,000,000	09-01-2010	09-01-2020	(1,865)	(3,289)
J	Deutsche - England	42,864,859	1,000,000	09-01-2010	09-01-2020	(1,898)	(3,313)
J	Santander - Spain	42,873,112	1,000,000	09-01-2010	09-01-2020	(1,855)	(3,273)
J	Scotiabank - Chile	42,864,257	1,000,000	09-01-2010	09-01-2020	(1,795)	(3,197)
P	Corpbanca - Chile	46,474,122	1,000,000	05-15-2012	11-15-2021	(3,749)	(4,978)
P	JP Morgan - N.A.	47,163,640	1,000,000	11-15-2012	11-15-2021	(3,979)	(5,102)
P	Scotiabank - Chile	42,412,852	1,000,000	11-15-2013	11-15-2023	678	(882)
P	Santander - Chile	41,752,718	1,000,000	11-15-2013	11-15-2023	1,505	(89)
P	Deutsche - England	41,752,718	1,000,000	11-15-2013	11-15-2023	1,380	(92)
Q	BCI - Chile	21,592,612	500,000	10-01-2014	04-01-2021	(692)	(1,679)
Q	BCI - Chile	21,598,348	500,000	10-01-2014	04-01-2021	(677)	(1,655)
R	Santander - Chile	128,611,183	3,000,000	10-01-2014	04-01-2024	(2,272)	(7,016)
R	JP Morgan - England	43,185,224	1,000,000	10-01-2014	04-01-2024	(484)	(1,996)
R	Corpbanca - Chile	43,277,070	1,000,000	10-01-2014	04-01-2024	(499)	(2,015)
S	Santander - Chile	201,340,031	5,000,000	11-15-2016	11-15-2026	13,654	5,830
W	Goldman Sachs	40,521,750	1,000,000	10-10-2018	10-10-2028	(940)	(2,392)
W	Scotiabank - Chile	40,537,926	1,000,000	10-10-2018	10-10-2028	(449)	(2,294)
W	Goldman Sachs	40,066,555	1,000,000	10-10-2018	10-10-2028	(370)	(1,861)
X	Santander - Chile	118,400,504	3,000,000	10-10-2018	10-10-2038	6,518	(7,976)
X	Santander - Chile	97,971,786	2,500,000	10-10-2018	10-10-2038	5,591	(6,554)

						22,460	(51,217)

Additionally, as of June 30, 2019, Arauco maintains cross currency swaps contracts to cover the exposure to the risk of the exchange rate for bank contracts in Euro, as shown in the following table:

Institution	Amount U.S.$	Amount EUR	Starting date	Ending date	June 2019 Fair Value ThU.S.$	December 2018 Fair Value ThU.S.
Santander - Chile	118,670,000	100,000,000	06-15-2021	12-15-2029	(399)	—
Banco de Chile	59,335,000	50,000,000	06-15-2021	12-15-2029	(176)	—
MUFG - N.A.	118,670,000	100,000,000	06-15-2021	12-15-2029	(338)	—
JP Morgan - N.A.	237,340,000	200,000,000	06-15-2021	12-15-2029	(1,011)	—
HSBC - N.A.	59,335,000	50,000,000	06-15-2021	12-15-2029	(309)	—

					(2,233)

Arauco needs to minimize the risk of the exchange rate, as it holds debt in other currencies different from U.S. dollars. The objective of this position in the swap is to eliminate the uncertainty of the exchange rate, exchanging the flows derived from obligations expressed in other currencies of the liabilities described above, with flows in U.S. dollars (Arauco’s functional currency), at a fixed and determined exchange rate as of the agreement’s execution date.

Through an effectiveness test, and pursuant to IFRS 9, we were able to validate that the aforementioned hedging instruments are highly effective within an acceptable range for Arauco, for the purposes of eliminating the uncertainty of the exchange rate in the commitments derived from the hedged object.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

23.4.2. Colombia

Forward contracts that are in force and effect, executed by Arauco Colombia as of June 30, 2019 and December 31, 2018, are detailed in the following table:

Exchange rate	Institution	Amount ThU.S.$	Starting date	Ending date	June 2019 Fair Value ThU.S.$
USDCOP	Corpbanca Colombia	2,000	04-11-2019	07-09-2019	(104)
USDCOP	Corpbanca Colombia	2,000	05-23-2019	08-12-2019	(3)
USDCOP	Corpbanca Colombia	2,100	06-21-2019	09-11-2019	(2)

					(109)

Exchange rate	Institution	Amount ThU.S.$	Starting date	Ending date	December 2018 Fair Value ThU.S.$
USDCOP	Corpbanca Colombia	1,500	10-31-2018	01-09-2019	(2)
USDCOP	Corpbanca Colombia	1,700	11-26-2018	02-12-2019	—
USDCOP	Corpbanca Colombia	1,600	12-20-2018	03-12-2019	—

					(2)

23.4.3. Uruguay

Forward

As of June 30, 2019 and December 31, 2018, Arauco through its subsidiaries as a joint operation (50%) in Uruguay maintains the following forward contracts in force and effect for the purposes of ensuring an exchange rate for sale of dollars:

Exchange rate	Institution	Notional ThU.S.$	June 2019 Fair Value ThU.S.$
UYUUSD	Banco Santander Uruguay	9,925	(314)
UYUUSD	HSBC Uruguay	11,875	(207)
UYUUSD	Citibank U.K.	4,900	(171)
UYUUSD	Banco Itaú Uruguay	1,580	(66)
EURUSD	Citibank U.K.	1,966	12

			(746)

Exchange rate	Institution	Notional ThU.S.$	December 2018 Fair Value ThU.S.$
UYUUSD	Banco Santander Uy	14,880	(586)
UYUUSD	HSBC Uruguay	11,610	(56)
UYUUSD	Citibank U.K.	4,425	29

			(613)

Arauco Uruguay’s profits and through its subsidiaries as a joint operation (50%), also face exposure to the price variation of certain fuels, as occurs with Fuel Oil N°6, which is used during the cellulose manufacturing process. In order to minimize this risk, the volatility of future flows associated to the purchase of Fuel Oil No. 6 for years 2018, 2019 and part of 2020 has been limited, through forwards of this commodity. The agreements that are in force and effect as of June 30, 2019 and December 31, 2018, are detailed below:

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Commodity	Institution	Notional ThU.S.$	June 2019 Fair Value ThU.S.$
Fuel Oil N°6	JPMorgan Chase Bank, N.A.	7,052	483
Fuel Oil N°6	Citibank U.K.	241	47
Fuel Oil N°6	DNB Bank ASA	4,570	349

			879

Commodity	Institution	Notional ThU.S.$	December 2018 Fair Value ThU.S.$
Fuel Oil N°6	JPMorgan Chase Bank, N.A.	6,189	(800)
Fuel Oil N°6	Citibank U.K.	401	(34)
Fuel Oil N°6	DNB Bank ASA	4,837	(568)

			(1,402)

Interest Rate Swap

In addition, Arauco through its subsidiaries as a joint operation (50%) in Uruguay maintains an Interest Rate Swap in force and effect, a derivative instrument which purpose is to set the interest rate of a variable rate debt in the same currency (USD). The valuation off this instrument as of June 30, 2019 and December 31, 2018 is shown below:

Exchange rate	Institution	Notional ThU.S.$	June 2019 Fair Value ThU.S.$
USD	DNB Bank ASA	37,978	93

Exchange rate	Institution	Notional ThU.S.$	December 2018 Fair Value ThU.S.$
USD	DNB Bank ASA	42,198	936

23.5 Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. In the interim consolidated statements of financial position, they are included in line items “Cash and cash equivalents” (certain components of cash and cash equivalents), “Trade and Other Current/Non-Current Receivables” and “Accounts receivable from related parties”.

Loans and receivables are measured at amortized cost using the effective interest method and are tested for impairment. Financial assets that are classified as loans and receivables are: cash and cash-equivalents, time deposits, repurchase agreements, trade and other current/non-current receivables, and accounts receivable from related parties

As of June 30, 2019, and December 31, 2018, there are provisions for impairment for ThU.S.$ 16,102 and ThU.S.$ 15,147, respectively.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

	June 2019 ThU.S.$	December 2018 ThU.S.$
Financial assets at amortized cost	1,824,452	1,669,587
Cash and cash equivalents	956,674	805,907
Cash	313,632	327,132
Time Deposits	643,042	478,775
Trade and other receivables (net)	867,773	862,138
Trade and other receivables	762,517	751,158
Lease receivable	1,655	1,968
Other receivables	99,156	101,207
Accounts receivable from related parties	4,445	7,805
Other financial assets	5	1,542

23.5.1. Cash and Cash Equivalents

Includes cash on hand, bank checking account balances and time deposits and other short term highly liquid investments with an original maturity of three months or less. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

The composition of cash and cash equivalents (including the balance of mutual funds displayed in this note as valuation, instruments at fair value with profit or loss) at June 30, 2019 and December 31, 2018, classified by origin coins is as follows:

	06-30-2019 ThU.S.$	12-31-2018 ThU.S.$
Cash and Cash Equivalents	1,250,863	1,075,942
U.S. Dollars	937,839	834,513
Euro	18,838	8,295
Mexican pesos	5,944	1,461
Other currencies	50,243	51,373
Chilean pesos	237,999	180,300

23.5.2 Time Deposits and Repurchase Agreements: The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are authorized by Arauco’s Investment Policy, which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

23.5.3 Trade and Other Receivables: These represent enforceable rights for Arauco resulting from the normal course of the business.

23.5.4 Other Receivables: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

The allowance for doubtful accounts is presented as a deduction of trade and other receivables. The provision for doubtful accounts is established based on an analysis of the age of the portfolio and considering the insurance coverage on accounts receivable. Other conditions are assessed for example when there is objective evidence that Arauco will not receive payments under the original sale terms and when the customer is a party to a bankruptcy court agreement or cessation of payments, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

23.5.5 Accounts receivable from related parties: Represent enforceable rights for Arauco resulting from the normal course of business, calling normal to the line of business, activity or purpose of exploitation and financing, and which Arauco owns a non-controlling ownership of the counterparty.

The following table sets forth trade and other current/non-current receivables classified by currencies as of June 30, 2019 and December 31, 2018:

	06-30-2019 ThU.S.$	12-31-2018 ThU.S.$

Trades and other current receivables	851,994	839,184

U.S. Dollars	611,077	631,047
Euros	4,213	7,399
Mexican pesos	42,822	—
Other currencies	95,765	97,002
Chilean pesos	94,217	99,950
U.F.	3,900	3,786

Accounts receivable from related parties, current	4,445	7,324
U.S. Dollars	814	591
Other currencies	231	83
Chilean pesos	2,833	6,169
U.F.	567	481

Trade and other non-current receivables	11,334	15,149

U.S. Dollars	3,612	7,733
Other currencies	637	1,067
Chilean pesos	3,445	3,267
U.F.	3,640	3,082

Accounts receivable from related parties, non-current	—	481
U.F.	—	481

23.6 Financial Liabilities

Arauco’s financial liabilities to the date of these interim consolidated financial statements are as follows:

Financial Liabilities	June 2019 ThU.S.$	December 2018 ThU.S.$
Total Financial Liabilities	6,442,885	5,253,952
Financial liabilities at fair value through profit or loss (held for trading)	165	289
Hedging Liabilities	29,678	71,310
Financial Liabilities Measured at Amortized Cost	6,413,042	5,182,353

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of June 30, 2019 and December 31, 2018.

	June 2019 ThU.S.$	December 2018 ThU.S.$
Bank borrowings - current portion	99,489	99,397
Bonds issued - current portion	89,705	81,060
Total	189,194	180,457

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

23.7 Financial Liabilities Measured at Amortized Cost

Financial liabilities correspond to non-derivative financial instruments with contractual cash-flow payments that can be either fixed or variable.

Also, this category includes those non-derivative financial liabilities for services or goods delivered to Arauco at the end of each reporting period that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

At the end of each reporting period, Arauco includes in this category bank borrowings, bonds issued denominated in U.S. Dollars and in U.F., lease liabilities, and trade and other payables.

	Currency	06-30-2019 ThU.S.$	12-31-2018 ThU.S.$	06-30-2019 ThU.S.$	12-31-2018 ThU.S.$
		Amortized Cost		Fair Value
Total Financial Liabilities		6,413,042	5,182,353	6,921,868	5,206,334
Bonds Issued	U.S. Dollar	2,948,108	2,062,044	3,136,801	1,948,482
Bonds Issued	U.F.	1,469,440	1,439,610	1,730,565	1,544,813
Bank borrowings	U.S. Dollar	878,004	925,780	937,012	962,866
Bank borrowings	Euro	65,384	—	65,384
Bank borrowings	Other currencies	11,299	14,655	11,299	14,655
Lease liabilities	U.F.	3,360	57,349	3,360	53,593
Lease liabilities	Chilean pesos	138,932	10,838	138,932	9,848
Lease liabilities	Mexican pesos	896	—	896	—
Lease liabilities	U.S. Dollar	156,484	—	156,484	—
Lease liabilities	Euro	39	—	39	—
Lease liabilities	Other currencies	33,749	—	33,749	—
Trades and Other Payables	U.S. Dollar	171,358	187,219	171,358	187,219
Trades and Other Payables	Euro	12,625	7,450	12,625	7,450
Trades and Other Payables	Mexican pesos	31,691	—	31,691	—
Trades and Other Payables	Other currencies	100,292	90,113	100,292	90,113
Trades and Other Payables	Chilean pesos	351,156	348,886	351,156	348,886
Trades and Other Payables	U.F.	32,126	28,180	32,126	28,180
Accounts payable to related parties	U.S. Dollar	378	1,777	378	1,777
Accounts payable to related parties	Chilean pesos	7,721	8,452	7,721	8,452

The financial liabilities at amortized cost presented in the interim consolidated statements of financial positions as of June 30, 2019 and December 31, 2018 are as follows:

	June 2019
	ThU.S.$
	Current	Non Current	Total
Other financial liabilities	543,348	5,162,347	5,705,695
Trade and other payables	696,657	2,591	699,248
Accounts payable to related parties	8,099	—	8,099

Total Financial Liabilities Measured at Amortized Cost	1,248,104	5,164,938	6,413,042

	December 2018
	ThU.S.$
	Current	Non Current	Total
Other financial liabilities	535,836	3,974,440	4,510,276
Trade and other payables	659,618	2,230	661,848
Accounts payable to related parties	10,229	—	10,229

Total Financial Liabilities Measured at Amortized Cost	1,205,683	3,976,670	5,182,353

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

23.8 Cash Flow Hedges Reserve Reconciliation

The following table sets forth the reconciliation balances of cash flow hedges presented in the interim consolidated statements of comprehensive income:

	2019
	January - June	April - June
	ThU.S.$	ThU.S.$
Opening balance	13,395	10,142
Gains (losses) on cash flow hedges	32,398	37,221
Recycle of cash flow hedges to profit or loss	(12,907)	(10,759)
Income tax	(5,159)	(8,877)
Recycle of income tax	—	—
Closing balance	27,727	27,727

	2018
	January - June	April - June
	ThU.S.$	ThU.S.$
Opening balance - Calculated under IAS 39 and IFRS 9, respectively	4,752	20,371
Amounts restated through Reserve of cash flow hedges	(1,918)	—
Opening balance - Calculated in accordance with IFRS 9	2,834	20,371
Gains (losses) on cash flow hedges	51,391	25,550
Recycle of cash flow hedges to profit or loss	(6,120)	(4,220)
Income tax	(13,945)	(7,028)
Recycle of income tax	1,653	1,140
Closing balance	35,813	35,813

23.9 Capital Disclosures

23.9.1 Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management have the objective of:

a)	Ensuring business continuity and normal operations in the long term;

b)	Ensuring funding for new investments to achieve sustainable growth over time;

c)	Keeping adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and

d)	Maximizing the Company’s value and providing an adequate return to shareholders.

23.9.2 Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings and bonds issued).

23.9.3 Quantitative Information on Capital Management

The following table sets forth the financial covenants that the Company has to comply with as part of the terms of certain of its obligations:

Instrument	June 2019 ThU.S.$	December 2018 ThU.S.$	Interest coverage >= 2,0x	Debt level (1) <= 1,2x
Domestic bonds (Chile)	1,469,440	1,439,610	N/A	✓
Syndicate Loan Scotiabank	200,906	200,563	✓	✓
Syndicate Loan Banco Estado - Grayling	300,660	287,565	✓	✓
Syndicate ECA Banco BNP Paribas	65,384	—	✓	✓

N/R: Not required for the financial obligation

(1)	Debt to equity ratio (financial debt divided by equity plus non-controlling interests)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

As of June 30, 2019 and December 31, 2018, Arauco has complied with all of its financial covenants.

The following table sets forth the credit ratings of our debt instruments as of June 30, 2019 and December 31, 2018, are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local bonds	—	AA-	—	AA-
Foreign bonds	BBB-	BBB	Baa3	—

Capitalization requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial covenants established in current debt arrangements. The Company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions, and based on opportunities that may arise to improve the Company’s level of liquidity.

The capitalization of Arauco as of June 30, 2019 and December 31, 2018 is as follows:

	June 2019 ThU.S.$	December 2018 ThU.S.$
Equity	7,474,537	7,338,971
Bank borrowings	954,687	940,435
Lease liabilities	333,460	68,187
Bonds issued	4,417,548	3,501,654

Capitalization	13,180,232	11,849,247

23.10 Risk Management

Arauco’s financial instruments are exposed to various financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks).

Arauco’s overall risk management program focuses on uncertainty in financial markets and aims to minimize potential adverse effects on Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Corporate Finance Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units.

23.10.1 Type of Risk: Credit Risk

Description

Credit risk refers to financial uncertainty at different periods of time relating to the fulfillment of obligations with counterparties, at the time of exercising the contract rights to receive cash or other financial assets on behalf of Arauco.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Credit Risk Exposure and How This Risk Arises

Arauco’s exposure to credit risk is directly related to each of its customer’s individual abilities to fulfill their contractual commitments, reflected in trade receivables.

Accounts exposed to credit risk are: trade receivable, financial lease debtors and other debtors.

Arauco does not have a securitized portfolio.

	June 2019	December 2018
	ThU.S.$	ThU.S.$
Current Receivables

Trade receivables	759,237	747,258
Financial lease receivables	1,228	1,131
Other debtors	91,529	90,795
Net subtotal	851,994	839,184

Trade receivables	768,029	755,809
Financial lease receivables	1,228	1,131
Other debtors	95,046	93,370
Gross subtotal	864,303	850,310

Provision for doubtful trade receivables	8,792	8,551
Provision for doubtful lease receivables	—	—
Provision for doubtful other debtors	3,517	2,575
Subtotal Bad Debt	12,309	11,126

Non-Current Receivables

Trade receivables	3,280	3,900
Financial lease receivables	427	837
Other debtors	7,627	10,412
Net Subtotal	11,334	15,149

Trade receivables	7,073	7,921
Financial lease receivables	427	837
Other debtors	7,627	10,412
Gross subtotal	15,127	19,170

Provision for doubtful trade receivables	3,793	4,021
Provision for doubtful lease receivables	—	—
Provision for doubtful other debtors	—	—
Subtotal Bad Debt	3,793	4,021

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

The Credit and Collections Sub-Division, dependent from the Treasury Division, is the area entrusted with minimizing the credit risk of the accounts receivable, supervising the delinquency of the accounts. The regulations and procedures applicable for the control and administration of the Arauco Group can be found in the Corporate Credit Policy.

As of June 30, 2019, Arauco’s balance for commercial Debtors was ThU.S.$ 775,102 of which, according to the agreed sales conditions, 58.76% corresponded to sales on credit (open account), 40.35% to sales with letters of credit and 0.89% to other types of sales, distributed in 2,778 debtors. The client with the largest Open Account debt represented 3.52% of the total accounts receivable as of that date.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Below we provide detail regarding accounts receivable, classified in tranches:

June 30, 2019

Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S.$	715,764	44,197	1,315	1,221	75	83	35	21	14	12,377	775,102
%	92.34%	5.70%	0.17%	0.16%	0.01%	0.01%	0.01%	0.00%	0.00%	1.60%	100%

December 31, 2018

Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S.$	688,024	59,844	854	36	111	43	141	127	69	14,481	763,730
%	90.09%	7.84%	0.11%	0.00%	0.01%	0.01%	0.02%	0.02%	0.01%	1.89%	100%

Arauco applies the simplified approach regarding the expected losses from commercial debtors, which allows for the use of an estimate of expected credit losses over the instrument’s lifespan for all commercial accounts receivable. In order to establish this estimate, the commercial debtors have been grouped in relation to the corresponding risks for sales conditions as well as for tranches, including clients that are up-to-date or in default.

Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
Letters of credit	307,062	5,653	—	—	—	—	1	5	—	21	312,742
Loss allowance provision	—	—	—	—	—	—	—	—	—	—	—
Expected loss rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Credit line	406,652	37,188	1,024	1,162	42	54	24	8	4	9,280	455,438
Loss allowance provision	—	—	10	116	10	12	6	8	4	9,280	9,446
Expected loss rate	0.00%	0.00%	0.99%	10.00%	23.00%	23.00%	23.00%	100.00%	100.00%	100.00%

Others	2,050	1,356	291	59	34	29	9	8	10	3,076	6,922
Loss allowance provision	—	—	3	6	17	14	5	8	10	3,076	3,139
Expected loss rate	0.00%	0.00%	0.99%	10.00%	50.00%	50.00%	50.00%	100.00%	100.00%	100.00%

Trade receivables, total (ThU.S.$)	715,764	44,197	1,315	1,221	76	83	34	21	14	12,377	775,102
Allowance for doubtful accounts, total (ThU.S.$)	—	—	13	122	27	26	11	16	14	12,356	12,585

Arauco does not conduct rescheduling or renegotiations with its clients that imply an amendment to the maturity of the invoices and, should it be necessary, any debt renegotiation with a client shall be analyzed on a case-by-case basis and subjected to the approval of the Corporate Finance Division.

Regarding the loss allowance provision for trade receivables and others, below we provide detail for the movements as of June 30, 2019 and December 31, 2018:

	June 2019	December 2018
	ThU.S.$	ThU.S.$
Opening balance at January 1 - under IAS 39	(15,147)	(17,785)
Amounts restated through opening retained earnings	—	(2,875)

Opening loss allowance as at January 1, 2018 - under IFRS 9	(15,147)	(20,660)
Increase in loan loss allowance recognised in profit or loss during the year	(1,610)	(5,027)
Receivables written off during the year as uncollectible	34	8,620
Unused amount reversed	621	1,920
Closing balance	(16,102)	(15,147)

Currently there is a policy for provisions for doubtful accounts receivable under IFRS for all the Arauco group companies.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Explanation regarding the Sales Risk with Letters of Credit

The sales with letters of credit mainly occur in markets in Asia and the Middle East. Periodically, a credit assessment is conducted regarding the banks that issue the letters of credit with the purpose of obtaining their score over the basis of risk-qualification ratings, country-specific risk and financial statements. The decision of approving the issuing bank or asking for confirmation of the letter of credit is made in consideration to this assessment.

Explanation of the Sales Risk with Credit Line

Sales on credit are subject to the credit limit for each customer. The approval or rejection of a credit limit for all term sales is conducted by the Corporate Credit Sub-Division, as well as by the Credit and Collections area for North America, Brazil and Argentina, which report to the Corporate Finance Division. The regulations and procedures applicable for the correct control and risk management over the sales on credit are ruled by the Credit Policy.

A procedure that must be applied by all the companies of the Arauco group has been established for the approval and/or modification of client credit lines. Credit line requests are entered to the SAP that analyzes all available information. Afterwards, the same are either approved or rejected in each one of the internal committees of each company belonging to the Arauco group, depending on the maximum amount authorized by the Credit Policy. Lines of credit are renewed during this internal process on a yearly basis.

All sales are automatically controlled by a credit verification system, which has been configured to block any orders from clients who are delinquent in a given percentage of a debt and/or from clients whose line of credit, as of the time of the product’s shipping, has been exceeded or is overdue.

In order to minimize the credit risk for term or Open Account sales, it is Arauco’s policy to take out insurance to cover the export sales of companies Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Forestal Arauco S.A., and Arauco do Brasil S.A., as well as the domestic sales of Arauco México S.A. de C.V., Arauco Colombia S.A., Arauco Perú S.A., Arauco North America, Inc., Arauco Canada Limited, Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Arauco Florestal Arapoti, Arauco Forest Brasil S.A., Arauco do Brasil S.A., Arauco Industria de Paineis Ltda. and Arauco Nutrientes S.P.A., Arauco works with credit insurance company Euler Hermes World Agency (Aa3 rating, as per risk rating companies Moody’s and AA by S&P). The company grant a 90% coverage over the amount of each invoice, without deductibles, for registered clients and of 90% for non-registered clients (*).

(*) Non-registered clients are those whose lines are under ThU.S.$ 100 (equivalent currency of their invoicing) of the local sales of companies Arauco Perú S.A., Arauco Colombia S.A., Arauco México S.A. de C.V., Arauco Do Brasil S.A., Arauco Argentina S.A. and Maderas Arauco S.A. Lines in excess of the aforesaid amounts correspond to registered clients.

As another way of minimizing risk and supporting a line of credit approved by the Credit Committee, Arauco holds guarantees such as mortgages, pledges, Standby letters of credit, bank performance bonds, checks, promissory notes, loans or any other that could be required under the laws of each country. The total amount held in guarantees amounts to ThU.S.$71,997, effective as of June 2019, as summarized in the following chart. The procedure for guarantees is regulated by Arauco’s Policy on Guarantees, whose purpose is to control their accounting, due date and custody.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Guarantees Arauco Group (ThU.S.$)
Guarantees Debtors (received from clients)
Certificate of deposits	7,107	9.9%
Standby	9,230	12.8%
Promissory notes	42,619	59.2%
Finance	5,396	7.5%
Mortgage	4,024	5.6%
Pledge	2,221	3.1%
Promissory notes	1,400	1.9%
Total Guarantees	71,997	100.0%

The maximum exposure to credit risk is limited to the value at amortized cost of the Debtors’ account for sales registered as of the date of this report, minus the percentage of sales insured by the aforementioned credit insurance companies and the guarantees granted in favor of Arauco.

In summary, the open account debt covered by the various insurance policies and guarantees amounts to 92.3% and, therefore, Arauco’s portfolio exposure amounts to 7.7%.

Secured Open Accounts Receivable	ThU.S.$	%
Total open accounts receivable	455,438	100.0%
Secured receivables (*)	420,369	92.3%
Unsecured receivables	35,069	7.7%

(*)	Insured Debt is deemed to be the portion of accounts receivable that is covered by a credit company or by guarantees such as standby letters of credit, mortgages, performance bonds, among others

Investment Policy:

Arauco has an Investment Policy which identifies and limits the financial instruments and the entities into which the Arauco companies, in particular Celulosa Arauco y Constitucion S.A., are authorized to invest. The Company’s Treasury Department is centralized with operations in Chile. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long term debt subscriptions. Exceptions to this rule apply to short and long-term debt, and will be for specific investments made through other companies where authorization is required from the Chief Financial Officer.

For financial instruments, the only permitted investments are fixed income investments with adequate liquidity. Each instrument has defined classifications and limits, depending on duration and type of issuer.

Regarding intermediaries (such as banks, securities brokers and dealers of mutual funds that are bank affiliates), a scoring methodology is used to determine the relative degree of risk of each intermediary based on their financial position and assign score points that result in a credit risk rating to each intermediary. Arauco uses this scoring system to determine its investment limits for each intermediary.

The required information to evaluate the various criteria are obtained from published financial statements from the banks under evaluation and from the credit risk ratings of short and long term debt securities obtained from rating agencies authorized by the Superintendence of Banks and Financial Institutions (Fitch Ratings Chile, Humphreys and Feller Rate).

Any necessary exceptions regarding investment limits in each particular instrument or entity must have the authorization from Arauco’s Chief Financial Officer.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

23.10.2 Type of Risk: Liquidity Risk

Description

This risk corresponds to Arauco’s ability to fulfill its financial obligations upon maturity.

Explanation of Liquidity Risk Exposure and How This Risk Arises

Arauco’s exposure to liquidity risk is mainly from its obligations to bondholders, banks and financial institutions, creditors and other payables. Liquidity risk may arise if Arauco is unable to meet the net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

Explanation of Objectives, Policies and Processes for Risk Management, and Measurement Methods

The Financial Management Department monitors on an ongoing basis the Company’s cash flow forecasts based on short and long-term forecasts and available financing alternatives. In order to manage the risk level of financial assets, Arauco follows its investment policy.

The following tables detail Arauco’s liquidity analysis for its financial liabilities as of June 30, 2019 and December 31, 2018. The tables have been drawn up based on the contractual undiscounted cash outflows and their remaining contractual maturities:

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

June 30, 2019				Maturity							Total
Tax ID	Name	Currency	Name - Country Loans with banks	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Scotiabank - Chile	1,991	—	6,601	6,601	6,601	202,216	—	1,991	222,019	3.70%	Libor + 1,10%
—	Celulosa Arauco y Constitución S.A.	Euro	BNP Paribas /ECA	—	21	763	726	644	555	66,828	21	69,516	1.06%	1.06%
—	Arauco Argentina S.A.	U.S. Dollars	BBVA	10,066	—	—	—	—	—	—	10,066	—	5.25%	5.25%
—	Zona Franca Punta Pereira	U.S. Dollars	Interamerican Development Bank	1,172	1,038	2,347	2,259	2,169	1,050	—	2,210	7,825	4.73%	Libor + 2,05%
—	Zona Franca Punta Pereira	U.S. Dollars	Interamerican Development Bank	2,907	2,793	2,815	—	—	—	—	5,700	2,815	4.48%	Libor + 1,80%
—	Celulosa y Energía Punta Pereira	U.S. Dollars	Banco Interamericano de Desarrollo	4,686	4,189	9,460	9,099	8,351	4,247	—	8,875	31,157	4.73%	Libor + 2,05%
—	Celulosa y Energía Punta Pereira	U.S. Dollars	Banco Interamericano de Desarrollo	11,700	11,283	11,367	—	—	—	—	22,983	11,367	4.48%	Libor + 1,80%
—	Celulosa y Energía Punta Pereira	U.S. Dollars	Finnish Export Credit	24,780	21,907	48,551	47,570	47,486	—	—	46,687	143,607	3.20%	3.20%
—	Eufores S.A.	U.S. Dollars	Banco Republica Oriental de Uruguay	—	27,055	—	—	—	—	—	27,055	—	3.89%	Libor + 1,3%
—	Eufores S.A.	U.S. Dollars	BBVA	—	14,004	—	—	—	—	—	14,004	—	3.52%	Libor + 1,3%
—	Eufores S.A.	U.S. Dollars	Citibank	—	4,505	—	—	—	—	—	4,505	—	3.56%	Libor + 1,25%
—	Eufores S.A.	U.S. Dollars	Banco Itau - Uruguay	—	12,505	—	—	—	—	—	12,505	—	4.17%	Libor + 1,75%
—	Eufores S.A.	U.S. Dollars	Heritage	1,352	—	—	—	—	—	—	1,352	—	4.30%	Libor + 1,75%
—	Eufores S.A.	U.S. Dollars	Scotiabank- Chile	—	2,508	—	—	—	—	—	2,508	—	3.80%	Libor + 1,3%
—	Eufores S.A.	U.S. Dollars	Banco Santander	20,244	5,020	—	—	—	—	—	25,264	—	4.00%	Libor + 1,3%
—	Arauco do Brasil S.A.	Brazilian Real	Banco Santander	21	64	11	3	—	—	—	85	14	9.50%	9.50%
—	Arauco do Brasil S.A.	Brazilian Real	Banco Alfa	17	49	64	37	—	—	—	66	101	10.01%	Tljp+2%+ spread 1,75%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Bradesco	9	3	—	—	—	—	—	12	—	6.00%	6.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Votorantim	30	—	—	314	314	—	—	30	628	5.00%	5.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	6	17	21	—	—	—	—	23	21	10.00%	10.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	4	79	130	130	66	—	—	83	326	7.76%	7.76%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	32	32	44	44	22	—	—	64	110	10.28%	10.28%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	4	11	15	6	1	—	—	15	22	10.18%	10.18%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bradesco	6	18	25	25	2	—	—	24	52	10.06%	10.06%
—	Arauco Forest Brasil S.A.	U.S. Dollars	Banco Alfa	2	7	9	—	—	—	—	9	9	8.61%	Cesta+2%+spread 1,8%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Alfa	5	15	20	—	—	—	—	20	20	10.06%	Tljp+2%+Spread 1,8%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Votorantim - Brazil	77	—	—	278	278	—	—	77	556	7.92%	Tljp+1,8%+Spread 2%
—	Arauco Forest Brasil S.A.	U.S. Dollars	Banco Votorantim - Brazil	11	—	—	—	—	—	—	11	—	8.29%	Cesta+1,3%+spread 2%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bndes Subcrédito A-B-D	3	—	299	399	99	—	—	3	797	10.08%	Tljp + 2,91%
—	Arauco Forest Brasil S.A.	U.S. Dollars	Banco Bndes Subcrédito C	5	—	96	145	48	—	—	5	289	7.72%	Cesta+2,91%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Santander	35	40	52	52	1	—	—	75	105	10.23%	10.23%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Santander	8	65	122	119	56	—	—	73	297	7.95%	Tljp+2%+Spread 1,75%
—	Mahal Empreendimentos e Participacoes S.A.	Brazilian Real	Bndes Subcrédito E-I	668	1,972	658	—	—	—	—	2,640	658	9.17%	Tljp + 2,91%
—	Mahal Empreendimentos e Participacoes S.A.	Brazilian Real	Bndes Subcrédito F-J	401	1,183	394	—	—	—	—	1,584	394	10.17%	Tljp + 3,91%
—	Mahal Empreendimentos e Participacoes S.A.	U.S. Dollars	Bndes Subcrédito G-K	517	1,528	679	—	—	—	—	2,045	679	7.72%	Cesta + 2,91%
—	Mahal Empreendimentos e Participacoes S.A.	Brazilian Real	Bndes Subcrédito H-L	447	1,315	439	—	—	—	—	1,762	439	11.37%	Tljp + 5,11%
—	Mahal Empreendimentos e Participacoes S.A.	Brazilian Real	Banco Santander	6	18	24	12	—	—	—	24	36	10.36%	Tljp+2%+Spread 2%
—	Mahal Empreendimentos e Participacoes S.A.	U.S. Dollars	Banco Santander	3	10	12	6	—	—	—	13	18	8.81%	Cesta+2%+Spread 2%
—	Novo Oeste Gestao de Ativos Florestais S.A.	Brazilian Real	Banco Santander	6	18	25	14	—	—	—	24	39	10.26%	Tljp+2%+Spread 2%
—	Novo Oeste Gestao de Ativos Florestais S.A.	U.S. Dollars	Banco Santander	4	9	13	7	—	—	—	13	20	8.63%	Tljp+2%+Spread 2%
—	Arauco North America, Inc.	U.S. Dollars	Banco del Estado de Chile	2,265	—	26,712	40,836	39,665	231,911	—	2,265	339,124	3.00%	Libor + 1,65%

			Total	83,490	113,281	111,768	108,682	105,803	439,979	66,828	196,771	833,060

June 30, 2019				Maturity							Total
Tax ID	Name	Currency	Name - Country Bonds	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	—	20,073	25,841	25,066	24,292	23,517	109,494	20,073	208,210	4.24%	4.24%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	—	8,029	10,359	10,046	9,734	9,422	44,430	8,029	83,991	4.25%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-J	2,208	—	208,669	—	—	—	—	2,208	208,669	3.96%	3.22%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-P	—	1,040	8,043	17,381	26,170	25,439	187,526	1,040	264,559	3.96%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-Q	—	20,849	21,258	—	—	—	—	20,849	21,258	2.96%	2.98%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-R	—	1,833	7,246	7,246	7,246	7,246	284,268	1,833	313,252	3.57%	3.57%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-S	—	626	4,845	4,845	4,845	4,845	210,425	626	229,805	2.43%	2.39%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-W	—	579	2,545	2,545	2,545	2,545	131,023	579	141,203	2.12%	2.09%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-X	—	1,362	5,991	5,991	5,991	5,991	334,204	1,362	358,168	2.70%	2.68%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2019	174,747	—	—	—	—	—	—	174,747	—	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2021	2,984	—	141,509	—	—	—	—	2,984	141,509	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2022	5,705	—	12,153	266,219	—	—	—	5,705	278,372	4.77%	4.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2024	9,375	—	22,500	22,500	22,500	22,500	516,374	9,375	606,374	4.52%	4.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2027	—	3,175	19,375	19,375	19,375	19,375	555,600	3,175	633,100	3.90%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2047	—	3,606	22,000	22,000	22,000	22,000	910,502	3,606	998,502	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2029	—	3,601	21,250	21,250	21,250	21,250	596,033	3,601	681,033	4.27%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2049	—	4,660	27,500	27,500	27,500	27,500	1,173,991	4,660	1,283,991	5.51%	5.50%

				195,019	69,433	561,084	451,964	193,448	191,630	5,053,870	264,452	6,451,996

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

June 30, 2019				Maturity							Total
Tax ID	Name	Currency	Underlying asset class	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$
85.805.200-9	Forestal Arauco S.A.	UF	Motor vehicles	485	1,520	2,129	1,861	1,454	705	948	2,005	7,097
85.805.200-9	Forestal Arauco S.A.	UF	Other properties, plant and equipment	6,052	15,502	12,474	6,452	1,589	—	—	21,554	20,515
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Lands	—	18	18	18	18	18	226	18	298
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Other properties, plant and equipment	1,785	3,875	2,948	437	160	—	—	5,660	3,545
—	Arauco Argentina S.A.	U.S. Dollars	Buildings and constructions	116	348	463	253	—	—	—	464	716
—	Arauco Argentina S.A.	U.S. Dollars	Other properties, plant and equipment	96	288	384	384	192	—	—	384	960
—	Arauco Argentina S.A.	U.S. Dollars	Motor vehicles	198	492	211	—	—	—	—	690	211
—	Arauco Industria de Paineis S.A.	Brazilian Real	Buildings and constructions	19	59	41	18	3	—	—	78	62
—	Arauco Industria de Paineis S.A.	Brazilian Real	Motor vehicles	184	552	643	661	—	—	—	736	1,304
—	Arauco Forest Brasil S.A.	Brazilian Real	Information technology equipment	2	5	6	—	—	—	—	7	6
—	Arauco Forest Brasil S.A.	Brazilian Real	Lands	916	2,748	3,358	3,664	3,664	3,664	11,905	3,664	26,255
—	Novo Oeste Gestao de Ativos Florestais S.A.	Brazilian Real	Lands	626	1,879	835	—	—	—	—	2,505	835
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Information technology equipment	4	13	16	1	—	—	—	17	17
—	Arauco do Brasil S.A.	Brazilian Real	Buildings and constructions	125	374	457	404	396	330	—	499	1,587
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Buildings and constructions	442	1,326	1,739	1,668	1,594	379	—	1,768	5,380
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Motor vehicles	227	664	822	652	502	178	177	891	2,331
93.458.000-1	Celulosa Arauco y Constitución S.A.	Chilean pesos	Buildings and constructions	21	65	81	77	58	—	—	86	216
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Other properties, plant and equipment	—	1,612	1,612	—	—	—	—	1,612	1,612
93.458.000-1	Celulosa Arauco y Constitución S.A.	Chilean pesos	Motor vehicles	5,292	15,874	21,166	21,166	16,558	1,359	—	21,166	60,249
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Motor vehicles	45	136	181	121	—	—	—	181	302
—	Arauco North America, Inc.	U.S. Dollars	Lands	25	74	98	99	9	—	—	99	206
—	Arauco North America, Inc.	U.S. Dollars	Buildings and constructions	336	969	1,258	1,205	1,178	1,208	4,005	1,305	8,854
—	Arauco North America, Inc.	U.S. Dollars	Motor vehicles	10	47	29	79	1	—	—	57	109
—	Arauco Canada Limited	Canadian dollars	Buildings and constructions	36	91	111	64	—	—	—	127	175
—	Arauco Canada Limited	Canadian dollars	Motor vehicles	11	26	49	29	70	—	—	37	148
—	Celulosa y Energía Punta Pereira	U.S. Dollars	Other properties, plant and equipment	301	903	953	615	528	530	10,571	1,204	13,197
—	Eufores S.A.	U.S. Dollars	Lands	1,251	4,015	4,936	4,847	4,703	4,523	35,700	5,266	54,709
—	Eufores S.A.	U.S. Dollars	Other properties, plant and equipment	1,975	5,816	7,548	7,063	6,884	6,377	8,419	7,791	36,291
96.510.970-6	Maderas Arauco S.A.	Chilean pesos	Motor vehicles	4,193	12,580	16,304	13,903	9,909	2,585	—	16,773	42,701
96.510.970-6	Maderas Arauco S.A.	UF	Motor vehicles	146	417	505	383	247	38	19	563	1,192
96.510.970-6	Maderas Arauco S.A.	UF	Lands	—	5	5	5	5	4	65	5	84
—	Arauco Colombia S.A.	U.S. Dollars	Buildings and constructions	10	32	32	—	—	—	—	42	32
—	Arauco Colombia S.A.	U.S. Dollars	Fixed installations and accesories	140	420	840	—	—	—	—	560	840
—	Arauco Europe Cooperatief U.A.	Euro	Buildings and constructions	18	17	—	—	—	—	—	35	—
—	Arauco Europe Cooperatief U.A.	Euro	Motor vehicles	5	5	11	—	—	—	—	10	11
—	Araucomex S.A.	Mexican Pesos	Buildings and constructions	169	179	—	—	—	—	—	348	—
—	Araucomex S.A.	U.S. Dollars	Buildings and constructions	124	371	82	—	—	—	—	495	82
96.637.330-K	Servicios Logisticos Arauco S.A.	UF	Motor vehicles	24	73	97	75	50	—	—	97	222
79.990.550-7	Bioforest S.A.	UF	Lands	—	24	24	24	24	24	141	24	237
79.990.550-7	Bioforest S.A.	UF	Motor vehicles	33	98	92	38	34	12	—	131	176

			Total	25,442	73,512	82,558	66,266	49,830	21,934	72,176	98,954	292,764

As part of the policy of Arauco, it considers compliance with all Accounts Payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2018				Maturity							Total
Tax ID	Name	Currency	Name - Country Loans with banks	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Scotiabank- Chile	—	1,930	7,951	7,951	7,951	206,584	—	1,930	230,437	3.70%	Libor + 1.10%
—	Arauco Argentina S.A.	U.S. Dollars	Banco Bice	5,040	—	—	—	—	—	—	5,040	—	2.10%	2.10%
—	Arauco Argentina S.A.	U.S. Dollars	Banco Macro	10,054	—	—	—	—	—	—	10,054	—	6.00%	6.00%
—	Arauco Argentina S.A.	U.S. Dollars	BBVA	—	13,071	—	—	—	—	—	13,071	—	5.90%	5.90%
—	Zona Franca Punta Pereira S.A.	U.S. Dollars	Interamerican Development Bank	1,184	1,032	2,435	2,335	2,233	2,126	—	2,216	9,129	4.62%	Libor + 2.05%
—	Zona Franca Punta Pereira S.A.	U.S. Dollars	Interamerican Development Bank	2,940	2,786	5,701	—	—	—	—	5,726	5,701	4.37%	Libor + 1.80%
—	Zona Franca Punta Pereira S.A.	U.S. Dollars	BBVA	—	14,103	—	—	—	—	—	14,103	—	4.06%	Libor + 1.30%
—	Zona Franca Punta Pereira S.A.	U.S. Dollars	Citibank	—	4,517	—	—	—	—	—	4,517	—	4.19%	Libor + 1.25%
—	Zona Franca Punta Pereira S.A.	U.S. Dollars	Scotiabank	—	2,509	—	—	—	—	—	2,509	—	4.39%	Libor + 1.50%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollars	Banco Interamericano de Desarrollo	4,770	4,179	9,826	9,411	9,008	8,605	—	8,949	36,850	4.62%	Libor + 2.05%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollars	Banco Interamericano de Desarrollo	11,871	11,274	23,035	—	—	—	—	23,145	23,035	4.37%	Libor + 1.80%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollars	Finnish Export Credit	24,850	21,578	49,484	47,930	47,207	23,562	—	46,428	168,183	3.20%	3.20%
—	Eufores S.A.	U.S. Dollars	Banco Republica Oriental de Uruguay	8	27,073	—	—	—	—	—	27,081	—	4.12%	Libor + 1.3%
—	Eufores S.A.	U.S. Dollars	Citibank	3	—	—	—	—	—	—	3	—	3.43%	Libor + 2%
—	Eufores S.A.	U.S. Dollars	Banco Itau -Uruguay	24	12,511	—	—	—	—	—	12,535	—	4.17%	Libor + 1.75%
—	Eufores S.A.	U.S. Dollars	Heritage	1,352	—	—	—	—	—	—	1,352	—	4.30%	Libor + 1.75%
—	Eufores S.A.	U.S. Dollars	Banco Santander	20,235	5,021	—	—	—	—	—	25,256	—	3.86%	Libor + 1.3%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Santander	21	64	48	6	—	—	—	85	54	9.50%	9.50%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Alfa	17	48	64	64	5	—	—	65	133	10.35%	Tljp+2%+ spread 1.75%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Itau	3	—	—	—	—	—	—	3	—	7.00%	3.50%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Bradesco	9	22	—	—	—	—	—	31	—	6.00%	6.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Votorantim	14	—	—	310	310	—	—	14	620	5.00%	5.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	18	—	—	—	—	—	—	18	—	6.00%	6.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	6	17	23	10	—	—	—	23	33	10.00%	10.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	3	14	136	44	44	—	—	17	224	8.38%	8.38%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	34	33	50	129	129	—	—	67	308	10.32%	10.32%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	4	11	14	11	2	—	—	15	27	10.47%	10.49%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bradesco	21	23	24	24	14	—	—	44	62	9.00%	9.00%
—	Arauco Forest Brasil S.A.	U.S. Dollars	Banco Alfa	2	7	9	5	—	—	—	9	14	17.00%	Cesta+2%+spread 1.8%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Alfa	5	14	19	10	—	—	—	19	29	0.22%	Tljp+2%+Spread 1.8%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Votorantim - Brazil	162	198	—	276	276	—	—	360	552	16.00%	Tljp+1.8%+Spread 2%
—	Arauco Forest Brasil S.A.	U.S. Dollars	Banco Votorantim - Brazil	34	45	—	—	—	—	—	79	—	10.40%	Cesta+1.3%+spread 2%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bndes Subcrédito A-B-D	3	—	98	394	295	—	—	3	787	21.78%	Tljp + 2.91%
—	Arauco Forest Brasil S.A.	U.S. Dollars	Banco Bndes Subcrédito C	5	—	24	145	120	—	—	5	289	15.22%	Cesta+2.91%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Santander	43	58	181	173	138	—	—	101	492	8.67%	8.67%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito E-I	663	1,946	1,946	—	—	—	—	2,609	1,946	19.78%	Tljp + 2.91%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito F-J	399	1,167	1,167	—	—	—	—	1,566	1,167	21.78%	Tljp + 3.91%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollars	Bndes Subcrédito G-K	520	1,528	1,697	—	—	—	—	2,048	1,697	15.22%	Cesta + 2.91%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito H-L	444	1,297	1,297	—	—	—	—	1,741	1,297	24.18%	Tljp + 5.11%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Banco Santander	6	18	23	23	—	—	—	24	46	21.96%	Tljp+2%+Spread 2%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollars	Banco Santander	3	9	13	12	—	—	—	12	25	17.40%	Cesta+2%+Spread 2%
—	Novo Oeste Gestao de Ativos Florestais S.A.	Brazilian Real	Banco Santander	5	18	24	24	2	—	—	23	50	21.96%	Tljp+2%+Spread 2%
—	Novo Oeste Gestao de Ativos Florestais S.A.	U.S. Dollars	Banco Santander	3	9	13	13	2	—	—	12	28	17.40%	Tljp+2%+Spread 2%
—	Flakeboard Company Ltd.	U.S. Dollars	Banco del Estado de Chile	—	2,141	13,164	41,497	40,184	38,872	203,906	2,141	337,623	3.00%	Libor + 1.65%

			Total	84,778	130,271	118,466	110,797	107,920	279,749	203,906	215,049	820,838

December 31, 2018				Maturity							Total
Tax ID	Name	Currency	Name - Country Bonds	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	—	19,425	25,413	24,656	23,899	23,143	116,673	19,425	213,784	4.24%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	—	7,770	10,189	9,884	9,579	9,274	47,339	7,770	86,265	4.25%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-J	2,132	—	204,731	—	—	—	—	2,132	204,731	3.23%	3.22%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	—	1,004	7,857	7,857	25,713	24,999	193,697	1,004	260,123	3.96%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Q	—	20,207	20,576	10,398	—	—	—	20,207	30,974	2.96%	2.98%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	—	1,770	7,079	7,079	7,079	7,079	278,892	1,770	307,208	3.57%	3.57%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	—	592	4,733	4,733	4,733	4,733	204,991	592	223,923	2.44%	2.40%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	—	559	2,487	2,487	2,487	2,487	127,578	559	137,526	2.12%	2.09%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	—	1,317	5,853	5,853	5,853	5,853	326,508	1,317	349,920	2.70%	2.68%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee Bonds 2019	6,168	202,643	—	—	—	—	—	208,811	—	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2021	4,422	—	10,013	204,527	—	—	—	4,422	214,540	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2022	5,705	—	12,153	12,153	259,785	—	—	5,705	284,091	4.77%	4.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2024	9,375	—	22,500	22,500	22,500	22,500	527,024	9,375	617,024	4.52%	4.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2027	—	3,175	19,375	19,375	19,375	19,375	77,500	3,175	155,000	3.90%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2047	—	3,607	22,000	22,000	22,000	22,000	528,000	3,607	616,000	5.50%	5.50%

			Total	27,802	262,069	374,959	353,502	403,003	141,443	2,428,202	289,871	3,701,109

December 31, 2018				Maturity							Total
Tax ID	Name	Currency	Name - Country Lease	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Santander	148	410	599	599	—	—	—	558	1,198
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Scotiabank	1,288	3,158	2,368	2,368	478	478	—	4,446	5,692
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Estado	639	1,885	989	989	—	—	—	2,524	1,978
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco de Chile	1,998	8,891	3,618	3,618	1,556	1,556	—	10,889	10,348
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco BBVA	545	273	—	—	—	—	—	818	—
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Credito e Inversiones	1,313	5,351	2,897	2,897	3,220	3,220	—	6,664	12,234
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Banco Chile	284	690	520	520	—	—	—	974	1,040
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Banco Credito e Inversiones	679	2,036	1,484	1,484	—	—	—	2,715	2,968
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Banco Scotiabank	371	957	673	673	233	234	—	1,328	1,813

			Total	7,265	23,651	13,148	13,148	5,487	5,488	—	30,916	37,271

As part of the policy of Arauco, it considers compliance with all Accounts Payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Guarantees

As of the date of these interim consolidated financial statements, Arauco has financial assets of approximately MU.S.$52 that have been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of June 30, 2019, the total assets pledged as an indirect guarantee were MU.S.$590. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

On September 29, 2011, Arauco entered into a Security Agreement under which it granted a non-joint guarantee limited to 50% of the obligations of the Uruguayan companies (joint ventures) Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A., under the IDB Facility Agreement in the amount of up to MU.S.$454 and the Finnevera Guaranteed Facility Agreement in the amount of up to MU.S.$900. Both loan agreements were signed with the International Development Bank. Such guarantee is included in the table below, under indirect guarantees.

Direct and indirect guarantees granted by Arauco:

DIRECT

Subsidiary	Guarantee	Assets Pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	230	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	313	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	488	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	209	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	120	National Customs Service
Forestal Arauco S.A	Guarantee letter	—	Chilean Pesos	5,341	Transelec S.A.
Arauco Forest Brasil S.A.	Mortgage Industrial Plant of Jaguariaíva of Arauco do Brasil	Property plant and equipment	Brazilian Real	40,006	BNDES
Arauco Forest Brasil S.A.	Endorsement of ADB + Guarantee Letter AISA	—	Brazilian Real	3,055	Bank Votorantim S.A.
Arauco Forest Brasil S.A.	Endorsement of Arauco do Brasil	—	Brazilian Real	556	Bank Votorantim S.A.
Arauco Forest Brasil S.A.	Equipment	Property plant and equipment	Brazilian Real	194	Bank Santander S.A.
Arauco Forest Brasil S.A.	Equipment	Property plant and equipment	Brazilian Real	98	Bank Bradesco S.A.
Arauco do Brasil S.A.	Equipment	Property plant and equipment	Brazilian Real	181	Bank Santander S.A.
Arauco do Brasil S.A.	Equipment	Property plant and equipment	Brazilian Real	178	Bank Alpha S.A.
Arauco Florestal Arapoti S.A.	Endorsement of Arauco do Brasil	—	Brazilian Real	628	Bank Votorantim S.A.
Arauco Florestal Arapoti S.A.	Equipment	Property plant and equipment	Brazilian Real	200	Bank Santander S.A.
		Total		51,797

INDIRECT
Subsidiary	Guarantee	Assets Pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Suretyship not supportive and cumulative	—	U.S. Dollar	279,175	Joint Ventures (Uruguay)
Celulosa Arauco y Constitución S.A.	Full Guarantee	—	U.S. Dollar	300,000	Arauco Forest Brasil y Mahal (Brasil)
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	U.S. Dollar	3,017	Arauco Forest Brasil y Mahal (Brasil)
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Brazilian Real	8,279	Arauco Forest Brasil y Mahal (Brasil)
		Total		590,471

23.10.3 Type of Risk: Market Risk – Exchange Rate

Description

Market risk arises from the probability of being affected by losses from fluctuations in currencies exchange rates in which assets and liabilities are denominated, in a functional currency other than the functional currency of Arauco.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Currency Risk Exposure and How This Risk Arises

Arauco is exposed to the foreign currency risk from currency fluctuations arising from sales, purchases and obligations undertaken in foreign currencies, such as the Chilean Peso, Euro, Brazilian Real or other foreign currencies. In the case of significant exchange rate variations, the Chilean Peso is the currency that represents the main currency risk. See Note 11 for details assets and liabilities classified by currency.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco performs sensitivity analyses to measure the effect of this variable on equity and net result.

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean Peso. This fluctuation range is considered possible given current market conditions as of the date of these financial statements. With all other variables at a constant rate, a U.S. Dollar exchange rate variation of +/- 10% in relation to the Chilean Peso would mean a change in the net income year after tax +/- 2.4% (equivalent to ThU.S.$ -/+ 8,792), and +/- 0.07% of equity (equivalent to ThU.S.$ -/+ 5,275).

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian Real, which is considered a possible range of fluctuation given the market conditions as of the date of these financial statements. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian Real would mean a variation on the net income after tax +/- 15.48% (equivalent to ThU.S.-/+$56,834) and a change on the equity of +/- 0.76% (equivalent to ThU.S. -/+$56,834).

23.10.4 Type of Risk: Market Risk – Interest rate risk

Description

Interest rate risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

Explanation of Interest Rate Risk Exposure and How This Risk Arises

Arauco is exposed to risks due to interest rate fluctuations for bonds issued, bank borrowings and financial instruments that bear interest at a variable rate.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of June 30, 2019, 10.6% our financial debt accrues interest at variable rates. A change of +/- 10% in the interest rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 0.31% (equivalent to ThU.S.$-/+ 1,145) and +/- 0.01% (equivalent to ThU.S.$-/+ 687) on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Thousands of dollars	June 2019 ThU.S.$	Total
Fixed rate	5,101,180	89.4%
Bonds issued	4,417,548
Bank borrowings (*)	350,172
Lease liabilities	333,460
Variable rate	604,515	10.6%
Bonds issued	—
Loans with Banks	604,515
Total	5,705,695	100.0%

Thousands of dollars	December 2018 ThU.S.$	Total
Fixed rate	3,807,932	84.4%
Bonds issued	3,501,654
Bank borrowings (*)	238,091
Lease liabilities	68,187
Variable rate	702,344	15.6%
Bonds issued	—
Loans with Banks	702,344
Total	4,510,276	100.0%

(*)	Includes variable rate bank borrowings changed by fixed rate swaps.

23.10.5 Type of Risk: Market Risk – Price of Pulp Risks

Description

Pulp prices are determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of Price Risk Exposure and How This Risk Arises

Pulp prices are reflected in revenue from sales and directly affect the net income for the period.

As of June 30, 2019, revenue due to pulp sales accounted for 45% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the necessary safeguards to confront different scenarios in the best possible manner.

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean a variation of +/- 24.02% (equivalent to ThU.S.$-/+ 88,169) on the income for the year after tax and +/- 0.71% (equivalent to ThU.S.$52,901) on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 24. REPORTABLE SEGMENTS

The main products that generate revenue for each reportable segment are described as follows:

•	Pulp: The main products sold by this reportable segment are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), and pulp fluff.

•

Wood products: The range of products sold by this reportable segment are plywood panels, MDF panels (medium density fiberboard), Hardboard Panels, PB Panels (agglomerated) different sizes of sawn wood and remanufactured products such as moldings, precut pieces and finger joints.

•

Forestry: This reportable segment produces and sells sawn logs, pulpable logs, posts and chips made from owned forests of Radiata and Taeda pine, eucalyptus globulus and nitens forests. Additionally, purchases logs and woodchip from third parties, which it sells to its other reportable segment.

Pulp

The Pulp reportable segment uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high-quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. On the other hand, fluff pulp is mainly used in the production of diapers and female hygiene products.

Arauco has seven plants, five in Chile, one in Argentina and one in Uruguay (50% property of Arauco) and they have a total production capacity of approximately 4 million tons per year. Pulp is sold in more than 33 countries, mainly in Asia and Europe.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Wood products

The Panels area produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries. It consists of 21 industrial plants: 4 in Chile, 2 in Argentina, 4 in Brazil, 2 in Mexico, and 9 plants around USA and Canada. The Company has a total annual production capacity of 8.7 million cubic meters of PBO, MDF, Hardboard, plywood and moldings.

Through the joint venture Sonae Arauco (see note 16), Arauco produces and sells wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and one sawmill in Spain; 2 panel plants and one resin plant in Portugal; 4 panel plants in Germany and 2 panel plants in South Africa. In total, Sonae Arauco’s production capacity is approximately 1.5 million m3 of MDF, 2.3 million m3 of PB, 516,000 m3 of OSB and 50,000 m3 of sawn lumber.

Including Sonae Arauco at 50%, Arauco totalize a capacity of 4.8 million m3 of MDF, 5.1 million m3 of PB and 258,000 m3 of OSB in its plants.

The Sawn Timber area produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

With 8 saw mills in operation (7 in Chile and 1 in Argentina), the Company has a production capacity of 2.8 million m3 of sawn wood.

Furthermore, the Company has 5 remanufacturing plants, 4 in Chile and 1 in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces.

Forestry

The Forestry reportable segment is Arauco’s core business. It provides raw materials for all products manufactured and sold by the Company. By directly controlling the growth of the forests to be processed, Arauco guarantees itself quality wood for each of its products.

Arauco holds forestry assets distributed throughout Chile, Argentina, Brazil and Uruguay, reaching 1.8 million hectares as of June 30, 2019, of which 1 million hectares are used for plantations, 437 thousand hectares for native forests, 199 thousand hectares for other uses and 114 thousand hectares are to be planted.

Arauco’s principal plantations consist of radiata and taeda pine and eucalyptus to a lesser degree. These are species that have fast growth rates and short harvest cycles compared with other long fiber commercial woods.

Arauco has no customers representing 10% or more of its revenues.

Below, please find summarized information concerning the assets, liabilities and profits and losses at the end of each period, by segments. The profit (loss) of each segment informed takes into consideration that taxes and income and financial costs have not been allocated to the various segments, and are shown as part of the Corporate’s segment:

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Period ended June 30, 2019	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Revenues from goods sale	1,203,936	61,436	1,423,571	15,142	—	2,704,085		2,704,085
Revenues from services sale	31,271	4,039	144	217	—	35,671		35,671

Revenues from external customers	1,235,207	65,475	1,423,715	15,359	—	2,739,756		2,739,756
Revenues from transactions with other operating segments	20,374	545,301	15,563	18,596	—	599,834	(599,834)	—

Finance income	—	—	—	—	14,845	14,845		14,845
Finance costs	—	—	—	—	(126,940)	(126,940)		(126,940)
Net finance costs	—	—	—	—	(112,095)	(112,095)		(112,095)

Depreciation and amortizations	129,641	27,631	89,561	1,856	4,654	253,343		253,343
Sum of significant income accounts	4,421	80,583	4,974	906	41,068	131,952		131,952
Sum of significant expense accounts	11,939	13,157	18,634	363	5,913	50,006		50,006

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	—	—	—	—	1,144	1,144		1,144
Joint ventures	—	—	—	—	8,513	8,513		8,513

Income tax expense	—	—	—	—	(46,965)	(46,965)		(46,965)

Profit (loss) of each reportable segment	308,607	9,543	48,175	2,982	(185,780)	183,527		183,527

Geographical information on revenues
Revenue – Chilean entities	894,421	32,985	384,995	217		1,312,618		1,312,618
Revenue – Foreign entities	340,786	32,490	1,038,720	15,142		1,427,138		1,427,138
Total Ordinary Income	1,235,207	65,475	1,423,715	15,359		2,739,756		2,739,756

Period ended June 30, 2019	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	343,084	148,535	91,569	819	1,469	585,476	—	585,476
Acquisition and contribution of investments in associates and joint venture	—	—	—	—	151,332	151,332	—	151,332

Period ended June 30, 2019	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	5,586,939	5,322,477	3,189,908	49,063	1,590,318	15,738,705	(54,871)	15,683,834
Segments assets (excluding deferred tax assets)	5,586,939	5,322,477	3,189,908	49,063	1,584,115	15,732,502	(54,871)	15,677,631
Deferred tax assets					6,203	6,203		6,203

Investments accounted through equity method
Associates	—	38,951			56,333	95,284		95,284
Joint Ventures	—	—	187,660		22,027	209,687		209,687
Segment liabilities	228,219	194,883	438,954	14,973	7,312,012	8,189,041		8,189,041
Segment liabilities (excluding deferred tax liabilities)	228,219	194,883	438,954	14,973	5,922,053	6,799,082		6,799,082
Deferred tax liabilities	—	—	—	—	1,389,959	1,389,959		1,389,959

Geographical information on non-current assets
Chile	3,007,551	3,273,979	672,745	20,228	337,473	7,311,976	(3,799)	7,308,177
Foreign countries	1,624,828	1,419,944	1,393,982	16,624	90,352	4,545,730		4,545,730
Non-current assets, Total	4,632,379	4,693,923	2,066,727	36,852	427,825	11,857,706	(3,799)	11,853,907

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Quarter April - June 2019	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from goods sale	566,064	32,801	725,790	7,873	—	1,332,528		1,332,528
Revenues from services sale	16,928	1,927	144	43	—	19,042		19,042

Revenues from external customers	582,992	34,728	725,934	7,916		1,351,570		1,351,570
Revenues from transactions with other operating segments	10,562	272,440	7,877	9,410		300,289	(300,289)	—

Finance income	—	—	—	—	8,099	8,099		8,099
Finance costs	—	—	—	—	(69,549)	(69,549)		(69,549)
Net finance costs	—	—	—	—	(61,450)	(61,450)		(61,450)

Depreciation and amortizations	62,580	12,947	49,885	723	2,524	128,659		128,659
Sum of significant income accounts	1,538	41,162	2,389	507	40,817	86,413		86,413
Sum of significant expense accounts	7,853	10,807	5,752	250	3,027	27,689		27,689

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	—	—	—	—	882	882		882
Joint ventures	—	—	—	—	4,412	4,412		4,412

Income tax expense	—	—	—	—	(31,865)	(31,865)		(31,865)

Profit (loss) of each reportable segment	130,369	(6,296)	24,053	1,785	(92,483)	57,428		57,428

Geographical information on revenues
Revenue – Chilean entities	412,181	18,421	193,138	43		623,783		623,783
Revenue – Foreign entities	170,811	16,307	532,796	7,873		727,787		727,787
Total Ordinary Income	582,992	34,728	725,934	7,916		1,351,570		1,351,570

Quarter April - June 2019	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	232,783	68,777	39,008	275	1,316	342,159		342,159
Acquisition and contribution of investments in associates and joint venture	—	—	—	—	38	38		38

Period ended June 30, 2018	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from goods sale	1,502,912	57,527	1,386,546	18,085		2,965,070		2,965,070
Revenues from services sale	54,005	4,379	—	537		58,921		58,921

Revenues from external customers	1,556,917	61,906	1,386,546	18,622		3,023,991		3,023,991
Revenues from transactions with other operating segments	22,076	517,606	3,428	19,012		562,122	(562,122)	—

Finance income	—	—	—	—	7,345	7,345		7,345
Finance costs	—	—	—	—	(103,081)	(103,081)		(103,081)
Net finance costs	—	—	—	—	(95,736)	(95,736)		(95,736)

Depreciation and amortizations	118,781	14,271	68,520	1,663	3,491	206,726		206,726
Sum of significant income accounts	3,746	57,023	4,642	670	378	66,459		66,459
Sum of significant expense accounts	12,825	8,416	8,317	171	3,890	33,619		33,619

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	—	—	—	—	1,523	1,523		1,523
Joint ventures	—	—	—	—	22,486	22,486		22,486

Income tax expense	—	—	—	—	(124,696)	(124,696)		(124,696)

Profit (loss) of each reportable segment	623,740	(33,319)	119,972	3,478	(277,927)	435,944		435,944

Geographical information on revenues
Revenue – Chilean entities	1,166,791	30,792	661,167	537		1,859,287		1,859,287
Revenue – Foreign entities	390,126	31,114	725,379	18,085		1,164,704		1,164,704
Total Ordinary Income	1,556,917	61,906	1,386,546	18,622		3,023,991		3,023,991

Period ended June 30, 2018	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	98,843	131,435	136,399	177	1,293	368,147	—	368,147
Acquisition and contribution of investments in associates and joint venture	—	—	—	—	17,283	17,283	—	17,283

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Period ended June 30, 2018	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	5,252,765	5,114,163	2,905,670	49,588	1,317,041	14,639,227	(45,479)	14,593,748
Segments assets (excluding deferred tax assets)	5,252,765	5,114,163	2,905,670	49,588	1,312,406	14,634,592	(45,479)	14,589,113
Deferred tax assets	—	—	—	—	4,635	4,635		4,635

Investments accounted through equity method
Associates	—	38,497	—	—	117,112	155,609		155,609
Joint Ventures	—	—	181,103	—	21,341	202,444		202,444
Segment liabilities	396,332	180,259	405,551	13,727	6,258,908	7,254,777		7,254,777
Segments liabilities (excluding deferred tax liabilities)	396,332	180,259	405,551	13,727	4,841,250	5,837,119		5,837,119
Deferred tax liabilities	—	—	—	—	1,417,658	1,417,658		1,417,658

Geographical information on non-current assets
Chile	2,667,179	3,259,801	806,253	20,382	120,231	6,873,846	(3,842)	6,870,004
Foreign countries	1,657,532	1,304,390	1,247,008	19,507	54,147	4,282,584	—	4,282,584
Non-current assets, Total	4,324,711	4,564,191	2,053,261	39,889	174,378	11,156,430	(3,842)	11,152,588

Quarter April – June 2018	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Revenues from goods sale	794,262	29,936	693,857	9,135		1,527,190		1,527,190
Revenues from services sale	29,795	1,946	—	406		32,147		32,147
	824,057	31,882	693,857	9,541		1,559,337		1,559,337
Revenues from external customers
Revenues from transactions with other operating segments	10,979	264,122	1,802	9,897		286,800	(286,800)	—

Finance income	—	—	—	—	2,563	2,563		2,563
Finance costs	—	—	—	—	(51,419)	(51,419)		(51,419)
Net finance costs	—	—	—	—	(48,856)	(48,856)		(48,856)

Depreciation and amortizations	60,493	7,378	33,999	863	1,678	104,411		104,411
Sum of significant income accounts	1,005	24,836	2,784	375	227	29,227		29,227
Sum of significant expense accounts	3,130	4,860	5,229	(70)	3,643	16,792		16,792

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	—	—	—	—	1,352	1,352		1,352
Joint ventures	—	—	—	—	16,812	16,812		16,812

Income tax expense	—	—	—	—	(72,855)	(72,855)		(72,855)

Profit (loss) of each reportable segment	344,363	(19,367)	64,155	2,322	(153,245)	238,228		238,228

Geographical information on revenues
Revenue – Chilean entities	615,723	18,019	331,846	405		965,993		965,993
Revenue – Foreign entities	208,334	13,863	362,011	9,136		593,344		593,344
Total Ordinary Income	824,057	31,882	693,857	9,541		1,559,337		1,559,337

Quarter April – June 2018	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets
Acquisition of property, plant and equipment and biological assets	55,744	54,045	90,244	127	690	200,850		200,850
Acquisition and contribution of investments in associates and joint venture	—	—	—	—	1,365	1,365		1,365

The following table shows information related to cash flows by segments which is presented as a complementary information as required by our regulatory entities:

Period ended June 30, 2019	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment Cash Flows
Cash Flows from (used in) Operating Activities	326,150	60,021	87,958	991	(343,085)	132,035	—	132,035
Cash flows (used in) investing activities	(333,291)	(144,423)	(91,830)	(819)	(48,866)	(619,229)	—	(619,229)
Cash flows from (used in) Financing Activities	691,936	(21,675)	4,327	(28)	(18,957)	655,603	—	655,603
Net increase (decrease) in Cash and Cash Equivalents	684,795	(106,077)	455	144	(410,908)	168,409	—	168,409

Period ended June 30, 2018	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment Cash Flows
Cash Flows from (used in) Operating Activities	403,182	8,411	129,907	5,495	(67,886)	479,109	—	479,109
Cash flows (used in) investing activities	(96,566)	(116,789)	(153,434)	(1,051)	(8,386)	(376,226)	—	(376,226)
Cash flows from (used in) Financing Activities	(39,272)	—	(77)	—	(59,253)	(98,602)	—	(98,602)
Net increase (decrease) in Cash and Cash Equivalents	267,344	(108,378)	(23,604)	4,444	(135,525)	4,281	—	4,281

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Quarter April – June 2019	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment Cash Flows
Cash Flows from (used in) Operating Activities	142,389	64,801	75,669	(27)	(281,048)	1,784		1,784
Cash flows (used in) investing activities	(231,491)	(65,889)	(89,571)	(275)	150,933	(236,293)		(236,293)
Cash flows from (used in) Financing Activities	691,936	(21,675)	4,351	(28)	55,767	730,351		730,351
Net increase (decrease) in Cash and Cash Equivalents	602,834	(22,763)	(9,551)	(330)	(74,348)	495,842		495,842

Quarter April – June 2018	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment Cash Flows
Cash Flows from (used in) Operating Activities	274,445	40,298	118,729	3,763	(41,561)	395,674	—	395,674
Cash flows (used in) investing activities	(56,137)	(41,730)	(140,186)	(709)	40,772	(197,990)	—	(197,990)
Cash flows from (used in) Financing Activities	(60)	—	(39)	—	(97,981)	(98,080)	—	(98,080)
Net increase (decrease) in Cash and Cash Equivalents	218,248	(1,432)	(21,496)	3,054	(98,770)	99,604	—	99,604

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Information required by geographic area:

	Geographical area
2019	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Mexico	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from sales of goods	1,278,074	198,212	245,959	697,100	227,580	57,160	2,704,085
Revenues from sales of services	34,544	—	—	—	1,052	75	35,671

Revenues at 06-30-2019	1,312,618	198,212	245,959	697,100	228,632	57,235	2,739,756

Revenues from sales of goods	605,359	98,654	119,121	360,894	114,858	33,642	1,332,528
Revenues from sales of services	18,424	—	—	—	543	75	19,042

Revenues at Quarter April – June 2019	623,783	98,654	119,121	360,894	115,401	33,717	1,351,570

Non-current Assets at 06-30-2019 other than deferred tax	7,282,950	812,931	1,030,395	837,801	1,740,966	122,404	11,827,447

	Geographical area
2018	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Mexico	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from sales of goods	1,814,777	246,930	248,790	406,496	248,077	—	2,965,070
Revenues from sales of services	44,510	—	—	—	14,411	—	58,921

Revenues at 06-30-2018	1,859,287	246,930	248,790	406,496	262,488	—	3,023,991

Revenues from sales of goods	941,056	122,811	116,295	210,506	136,522	—	1,527,190
Revenues from sales of services	24,937	—	—	—	7,210	—	32,147

Revenues at Quarter April – June 2018	965,993	122,811	116,295	210,506	143,732	—	1,559,337

Non-current Assets at 06-30-2018 other than deferred tax	6,851,616	931,792	1,007,304	649,219	1,664,674	—	11,104,605

NOTE 25. OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

	06-30-2019	12-31-2018
Current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize current	45,228	41,456
Prepayment to amortize (insurance and others)	43,334	14,020
Recoverable taxes (GST and others)	96,108	67,778
Other current non-financial assets	8,264	6,600

Total	192,934	129,854

	06-30-2019	12-31-2018
Non-current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize, non-current	103,791	78,418
Guarantee values	4,429	3,295
Recoverable taxes	1,495	1,519
Other non-current non-financial assets	4,472	3,716

Total	114,187	86,948

	06-30-2019	12-31-2018
Current non-financial liabilities	ThU.S.$	ThU.S.$
Provision of minimum dividend (1)	83,986	182,890
ICMS tax payable	13,358	9,109
Other tax payable	20,070	14,034
Other Current non-financial liablities	906	6,577

Total	118,320	212,610

(1)	Provision includes a minimum dividend of subsidiary minority.

	06-30-2019	12-31-2018
Non-current non-financial liabilities	ThU.S.$	ThU.S.$
ICMS tax payable	119,815	111,134
Other non-current non-financial liablities	532	933

Total	120,347	112,067

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 26. DISTRIBUTABLE NET PROFIT AND EARNINGS PER SHARE

Distributable net profit

As a general policy, the Board of Directors of Arauco agreed that the net profit to be distributed as dividend is determined based on realized net gains/(losses) of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net profit during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net profit of the Company, which is the same considered for calculating the minimum dividend required and additional dividend, the following unrealized gains/losses are excluded from the net profit for the year:

1)

Unrealized gains/losses relating to the fair value recorded for forestry assets under IAS 41, adding them back to distributable net profit when they are realized through sale or disposed of by other means.

2)	Those generated through the acquisition of entities. These results will be added back to net profit when they are realized through sale.

The deferred taxes associated with the amounts described in 1) and 2) above are also excluded.

The following table details the adjustments made for the determination of distributable net profit as of June 30, 2019 and 2018 in order to determine the provision of 40% of the distributable net profit for each period:

Distributable Net Profit ThU.S.$
Net profit attributable to owners of parent at 06-30-2019	183,159
Adjustments:
Biological Assets
Unrealized gains/losses	(73,800)
Realized gains/losses	98,222
Deferred income taxes	(5,099)

Total adjustments	19,323

Distributable Net Profit at 06-30-2019	202,482

Distributable Net Profit ThU.S.$
Net profit attributable to owners of parent at 06-30-2018	436,235
Adjustments:
Biological Assets
Unrealized gains/losses	(52,005)
Realized gains/losses	103,213
Deferred income taxes	(13,578)

Total adjustments	37,630

Distributable Net Profit at 06-30-2018	473,865

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

The Company expects to maintain its policy of distributing 40% of its net distributable profit as dividends for all future fiscal years, but will also consider the alternative of distributing a provisional dividend at year end.

As of June 30, 2019, in the interim consolidated statements of financial position, under the line item Other current non-financial liabilities, ThU.S.$80,992 correspond to a provision for the minimum dividend for the 2019 period of the Parent Company.

Basic and diluted earnings per share

Basic and diluted earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

	January - June		April - June
	2019	2018	2019	2018
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Profit or loss attributable to ordinary equity holder of parent	183,159	436,235	57,323	238,429
Weighted average of number of shares	113,159,655	113,159,655	113,159,655	113,159,655
Basic and diluted earnings per share (in U.S.$ per share)	1.6186	3.8550	0.5066	2.1070

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

June 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 27. SUBSEQUENT EVENTS

1) The authorization for the issuance and publication of these interim consolidated financial statements for the period ended June 30, 2019 was approved by the Board of Directors of Arauco at the Extraordinary Session No.615 held on August 19, 2019.

Subsequent to June 30, 2019 and until the date of issuance of these interim consolidated financial statements, there have been no events, other than those discussed above, that could materially affect the presentation of these financial statements.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: October 17, 2019	By:	/s/ Matías Domeyko Cassel
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer